DC

No Act

P.E. 1-3-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07047213

March 7, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 3/7/2007

Re: The Dow Chemical Company
Incoming letter dated January 3, 2007

Dear Mr. Mueller:

This is in response to your letters dated January 3, 2007 and February 16, 2007 concerning the shareholder proposal submitted to Dow Chemical by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated January 26, 2007 and February 21, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

3

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 3, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: *Stockholder Proposal Submitted by the Office of the Comptroller of the City of New York, as Custodian*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from the Office of the Comptroller of the City of New York, as custodian (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007

Proxy Materials with the Commission, but for the closing of the Commission on January 2, 2007;[1] and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2007 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is vague and misleading; and

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

THE PROPOSAL

The Proposal requests that Company management "report to shareholders by October 2007, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors."

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials on the bases described below.

---

[1] *See* Commission Press Release 2006-223 (Dec. 29, 2006) ("Because Jan. 2, 2007, will be treated as a federal holiday for filing purposes, any filings otherwise required to be made on or before that day will be due instead on or before Jan. 3, 2007.").

BACKGROUND

The Bhopal incident resulted from a gas leak in 1984 at a facility (the "Bhopal Facility") that was owned and operated by Union Carbide India Limited ("UCIL"), a publicly traded Indian company of which 50.99% of the shares were owned by Union Carbide Corporation ("UCC").[2]

In 1986, the government of India sued UCC in the Indian District Court in Bhopal. The litigation proceeded through the Indian courts for several years and reached the Indian Supreme Court in 1989. After several weeks of hearings, the Supreme Court of India directed UCC and UCIL to pay $470 million to the Indian government, which the government accepted on behalf of the victims, in full settlement of "all claims, rights and liabilities related to and arising out of the Bhopal Gas disaster," pursuant to the Indian 1985 Bhopal Gas Leak Disaster Act granting the Indian government the "exclusive right" to represent and act on behalf of and in place of every Indian citizen with respect to claims arising out of the incident

In 1991, that same court reaffirmed the validity of the civil settlement calling it "just, equitable and reasonable." Thus, both the Supreme Court of India and the Indian national government view the settlement as fully, fairly and finally resolving all of UCC's civil liabilities arising out of the incident. The Supreme Court of India further directed the Indian government to pay any additional amounts necessary to compensate the victims in the unlikely event the settlement funds were inadequate, and to provide ongoing medical coverage for the victims of the incident. In fact, the Company understands from public reports that over 560,000 individual claims have been paid to date from the fund (with very few claims remaining to be reviewed). It is reported that millions of dollars remain available in the fund as a result of accrued interest over the years, and the Indian Supreme Court has directed that those funds be distributed to the victims as additional compensation.

In 1994, UCC sold its stock in UCIL (later renamed Eveready Industries of India Ltd. ("EIIL"), a company that still exists in India today) to MacLeod Russell (India) Ltd. of Calcutta. In 1998, the state of Madhya Pradesh, which owns the Bhopal Facility site, terminated the lease and reclaimed the property from EIIL. As a result of all these developments, UCC has no right of access to and no control over the Bhopal Facility site. The Company acquired UCC in a stock transaction in February 2001, more than 16 years after the Bhopal incident and 6 years after UCC sold its ownership interest in UCIL. As of that date, UCC became a wholly owned subsidiary of the Company, and it remains a separate company and a separate legal entity from the Company.

---

[2] Indian financial institutions owned more than 20% of UCIL and approximately 24,000 investors owned the remaining shares.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Vague and Misleading.

Rule 14a-8(i)(3) permits a company to omit a stockholder proposal or supporting statement from its proxy materials if it would violate any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act. Rule 14a-9, in turn, prohibits statements that are false or misleading with respect to a material fact. The Staff has consistently concurred that stockholder proposals may be excluded under Rule 14a-8(i)(3) when the company demonstrates objectively that a factual statement is materially false or misleading or "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Proposal is comparable to others that the Staff has concurred can be excluded under Rule 14a-8(i)(3). For example, in *General Magic, Inc.* (avail. May 1, 2000), the Staff permitted exclusion under Rule 14a-8(i)(3) of a proposal that requested that the company make "no more false statements" to its stockholders, because the proposal created a false implication that the company tolerated dishonest behavior by its employees, specifically, the making of false statements to stockholders. Similarly, in *Duke Energy Corp.* (avail. Feb. 8, 2002), the Staff permitted exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur[red]," as the company had no nominating committee. Because the proposal improperly implied that the company had a nominating committee, and nothing in the proposal or supporting statement adequately dispelled that improper implication, the proposal was properly omitted as vague.

The Proposal here is similarly vague, false and misleading. It requests a report on "any new initiatives instituted by management" regarding the Bhopal tragedy. In requesting such a report, the Proposal improperly implies that the Company in the coming year will be undertaking new initiatives. To the contrary, the Company has stated in its filings with the Commission that "Dow management has not instituted any initiatives on this subject and does not plan to do so over the coming year." *See* The Dow Chemical Company, Schedule 14A – Definitive Proxy Statement (Mar. 24, 2006). The Company has confirmed to us that this statement was accurate for the year in which it was made (2006) and remains accurate for the "coming year" (2007). Just as the reference in *General Magic, Inc.* to "no more false statements" was false and misleading because it falsely suggested that the company had issued such statements, and just as the reference to a board nominating committee in *Duke Energy Corp.* was misleading in the absence of such a committee, the reference in the Proposal to "new initiatives" is false and misleading because it suggests the presence of something that does not exist. In short, any implication that the Company is instituting new initiatives is entirely false and misleading: the

Company has not instituted, and has confirmed that it does not have any current intention within the time frame covered by the Proposal to institute, *any* new initiatives on this subject.

The Proposal's language is vague and misleading in other respects as well, such that stockholders would not have any certainty as to what they are being asked to vote upon. If the Proposal is intended to refer to initiatives commenced after the date of the Company's 2007 Annual Stockholders' Meeting, then stockholders cannot possibly know what they are asking the Company to report on. If the Proposal is intended to suggest that stockholders are voting on *whether* the Company should undertake new initiatives with respect to Bhopal survivors, then that objective as well is not clear from the language of the Proposal. Thus, just as the proposal in *Duke Energy* was impermissibly vague in its reference to a board nominating committee due to the particular facts that existed at that company, here the Proposal's reference to "new initiatives" likewise is vague and misleading.

Because the resolution section of the Proposal consists only of this one request creating the false and misleading implication, this false and misleading implication affects the entire Proposal. We therefore believe, and request the Staff to concur, that the Proposal is excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Request.

The Proposal is excludable from the 2007 Proxy Materials on the basis of Rule 14a-8(i)(10), which permits a company to exclude a proposal if it has already been "substantially implemented." *See also Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091 (August 16, 1983) (permitting the omission of proposals that have been "substantially implemented by the issuer"). The Staff has stated that a company need not have implemented the proposal precisely as presented; rather, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). That is, when a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, *Exxon Mobil Corp.* (avail. Jan. 24, 2001) (proposal that the board conduct a review of a project and report on its results substantially implemented by prior corporate disclosures). Here, the Company has already addressed each element of the Proposal; it has fully reported on its initiatives in response to Bhopal.

In *The Gap, Inc.* (avail. Mar. 16, 2001), the Staff permitted exclusion of a stockholder proposal asking that the company prepare a report on the child labor practices of Gap suppliers, including steps necessary to implement programs to "eliminate child labor, provide for schooling, and employ adult family members of underage workers at Gap vendors." The Gap argued that it had substantially implemented the proposal by implementing a code of vendor conduct and monitoring programs, and publicizing information about the code and the monitoring programs on its website. The Staff permitted exclusion of the proposal, despite the proponent's argument that the report demanded by the proposal would have required more detail than the reporting already undertaken by The Gap. *See id; see also Honeywell International, Inc.* (avail. Feb. 21, 2006) (proposal requesting a sustainability report substantially implemented by Honeywell's sustainability webpage that contained a brief statement of Honeywell's policy with links to further information on the corporate site; the proposal was excludable despite the proponents' argument that it constituted only "several brief web pages of vague aspirations and some descriptions of Honeywell products").

Similarly, the Proposal requests a report to stockholders on any "new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." Based on management's assessment of all of the facts and of the Company's business, including the fact that the Company did not own UCC at the time of the Bhopal tragedy and did not acquire UCC until well after the disaster, as well as matters such as the settlement approved by the Indian Supreme Court, the Company has clearly stated that its initiative in response to the Bhopal tragedy has been to participate in the Responsible Care program of the American Chemistry Council.[3] The Company's report on this matter appears – in 11 languages – on its website page entitled "Our Commitments: Issues and Challenges" under the caption "Bhopal" and is introduced by the statement, "Learn more about what we are doing to work through these complex issues:" The Company's report on its initiative in response to Bhopal is entitled, "Statement of The Dow Chemical Company Regarding the Bhopal Tragedy". *See* http://www.dow.com/commitments/debates/bhopal/. The Company's report clearly states the Company's position that it bears no direct or indirect responsibility for Bhopal, but that it is committed to guarding against such a disaster re-occurring by participating in the Responsible Care program. This report is publicly available to all who wish to read it, including stockholders. In addition, as noted above, the Company also has reported that it does not plan to institute any additional Bhopal-related initiatives over the coming year.[4] Accordingly, the report issued by the Company fully implements the Proposal.

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[3] Responsible Care is the "global chemical industry performance initiative" focused on improving safety and performance in the chemical industry as well as enhancing reporting and transparency to the public at large. The Company's report links to the Responsible Care website. *See* Responsible Care webpage, *available at* http://www.responsiblecare-us.com/. The Company fully participates in Responsible Care and strives to implement these industry best practices in all its facilities worldwide.

[4] "Dow management has not instituted any initiatives on this subject and does not plan to do so over the coming year." *See* The Dow Chemical Company, Schedule 14A – Definitive Proxy

[Footnote continued on next page]

The Proposal here is therefore indistinguishable from the proposal at issue in *The Gap* and should be similarly excludable under Rule 14a-8(i)(10) as having been substantially implemented. An issue existed, the Company implemented procedures in response to it, and the Company then detailed those actions taken by the Company on the Company's website. The Company's implementation of the Proposal even goes *beyond* the scope of the report found acceptable in *The Gap*. Whereas in *The Gap*, proponents argued that their desired report would have required more detail of the company, a report responsive to the Proponent's demands in the Proposal would generate *exactly the same statements as those that have already been made by the Company*: that the Company bears no direct or indirect responsibility for Bhopal specifically, but nonetheless honors the legacy of Bhopal by taking measures to reduce the likelihood that a Bhopal-type disaster would occur again. The Proposal, therefore, is entirely moot.

It is important to note that the Proposal does not list specific actions that it is requesting the Company to implement. Thus, the Proposal is distinguished from situations where the Staff did not concur that a company had implemented a proposal requesting the company to report on its compliance with specific guidelines or requesting a report on progress made in complying with specific guidelines. *See, e.g., Johnson & Johnson* (avail. Feb. 25, 2003) (refusing to permit exclusion of a proposal that the company consider equal employment opportunities and diversity when determining executive compensation and report to stockholders on the implementation of this policy); *PPG Industries, Inc.* (avail. Jan. 22, 2001) (refusing to permit exclusion of a proposal that the company adopt and implement a workplace code of conduct consistent with the International Labor Organization's Conventions on Human Rights where the stockholder proposal outlined specific principles to be adopted).[5] The Proponent here does not urge that the Company take action to comply with any set of norms; rather, the Proposal only requests a report

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[Footnote continued from previous page]

Statement (Mar. 24, 2006). In this regard, the status of the Company's reporting on its initiatives has changed significantly from the facts that existed when we previously addressed a substantial implementation argument with respect to this proposal. *See The Dow Chemical Co.* (avail. Feb. 11, 2004). Specifically, the Company has now reported specifically that there are no additional initiatives planned during the period covered by the Proposal. As a result, the Company's existing disclosures respond fully to the information requested by the Proposal.

[5] The Proposal also is distinguishable from *The Dow Chemical Co. (Clowes)* (avail. Feb. 23, 2005). There, a stockholder proposal requesting more detailed reporting about the Company's toxic substances was not excluded under Rule 14a-8(i)(10) because the information available on the Company's website was arguably not sufficient to fully address the proposal. *Id.* By contrast, the Company's Bhopal Report is comprehensive and responds fully to the Proponent's request—there is nothing more that the Company can add.

on what initiatives the Company has instituted. The Company's existing reporting addresses precisely what the Proposal requests, and the Proposal is therefore moot for purposes of Rule 14a-8(i)(10).

Because the Company has already substantially complied with the Proposal by publishing a full report on all of its Bhopal-related activities, we ask the Staff to concur with our decision to exclude the Proposal under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas E. Moran, the Company's Assistant Secretary and Counsel, at (989) 636-2176.

Sincerely,



Ronald O. Mueller

ROM/jcc
Enclosures

cc: Thomas E. Moran, The Dow Chemical Company
Patrick Doherty, Office of the Comptroller of New York City, Bureau of Asset Management

100139104_4.DOC

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 6, 2006

RECEIVED

NOV 10 2006

C.J. Kalil - Legal Department

Mr. Charles J. Kalil
Corporate Vice President, Gen. Counsel and
Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Dow Chemical Company common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our system will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



Patrick Doherty
pd:ma
Enclosures
Dow – social resp. 2007



SHAREHOLDER RESOLUTION REGARDING BHOPAL

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Fire Department Pension Fund

Resolved: Shareholders request Dow Chemical management to report to shareholders by October 2007, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Supporting Statement

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India unleashed a gas cloud, which killed at least 7,000 people within days and at least 15,000 more in the years that followed. Records show that Union Carbide decided to store bulk quantities of ultra-hazardous methyl isocyanate in Bhopal and did not equip the plant with certain corresponding safety features.

Dow Chemical has acquired Union Carbide, becoming a focus of both Indian government efforts to remedy environmental contamination, and survivors' ongoing demands for health care and economic relief. Although a civil case over the disaster was settled by Union Carbide and the Indian Government for $470 million, unresolved legal issues remain regarding Bhopal, with lawsuits pending in an Indian criminal court and on appeal in US courts. The settlement did not eliminate ongoing criminal prosecution related to the disaster, nor remedy environmental contamination from the abandoned Carbide plant, including an estimated 25,000 tons of onsite contaminated soil and drinking water contamination. More than 20,000 Bhopal residents drink water laced with contaminants such as mercury and trichlorobenzene, and many suffer heightened health problems such as chronic stomach problems, joint pains, congenital deformities, particularly among infants and children.

International attention to corporate accountability on human rights is growing. The draft UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights, include:

- respecting human rights in international, as well as national, laws of countries in which a company operates, in particular rights of affected local communities, such as rights to life, adequate drinking water and the highest attainable standard of health; and
- assessing the impact of disposal of hazardous and toxic substances on environment and human health and ensuring that the burden of negative environmental consequences does not fall on vulnerable groups.

Amnesty International reports that over a hundred thousand people across two generations still suffer violations of their human rights, and criticizes Dow and Union

Carbide for their lack of cooperation in resolving remaining health, economic and environmental issues.

Dow, in its Global Public Report, reports $5.1 billion in sales from the Asia Pacific region. Proponents believe that, in addition to any legal liability facing our company, Bhopal presents a "moral" liability for Dow that may continue to damage Dow's reputation and may reasonably be expected to affect growth prospects in Asia and beyond.

Dow management has committed more than $30 million to a global public relations campaign on the "Human Element," asserting our company's engagement and accountability for public health and clean water. Yet in Bhopal, arguably Dow's worst legacy issue, our company's refusal to address health or water contamination contradicts and undermines the public goodwill sought through such campaign.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 06, 2006

To Whom It May Concern

Re: Dow Chemical Company Cusip #: 260543103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 1,117,740 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The BANK of NEW YORK

November 06, 2006

To Whom It May Concern

Re: Dow Chemical Company Cusip #: 260543103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 909,656 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The BANK of NEW YORK

November 06, 2006

To Whom It May Concern

Re: Dow Chemical Company Cusip #: 260543103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 358,522 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The **BANK**
of **NEW YORK**

November 06, 2006

To Whom It May Concern

Re: Dow Chemical Company Cusip #: 260543103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 94,838 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The BANK of NEW YORK

November 06, 2006

To Whom It May Concern

Re: Dow Chemical Company Cusip #: 260543103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 35,499 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

From: CFLETTERS
Sent: Thursday, January 25, 2007 10:45 AM
To:
Cc:
Subject: FW: Proponent response: Dow Chemical No Action letter request regarding Resolution on Bhopal

Importance: High

Attachments: dow bhopal 2007 Proponent Reply.pdf



dow bhopal 2007 Proponent Repl...

-----Original Message-----
From: Sanford Lewis [mailto:strategiccounsel@mac.com]
Sent: Thursday, January 25, 2007 10:24 AM
To: CFLETTERS
Cc: Pat Doherty
Subject: Proponent response: Dow Chemical No Action letter request regarding Resolution on Bhopal
Importance: High

Dear Sir or Madam,
On behalf of the shareholder resolution proponent, The Comptroller of the City of New York, enclosed find the proponent's response regarding the no action letter request of Dow Chemical on the resolution regarding Bhopal. Six copies will also follow via overnight mail.

Sincerely,

Sanford Lewis, Attorney
PO Box 231
Amherst, MA 01004-0231

413-549-7333 phone number
617 592-7328 mobile
781 207-7895 fax

SANFORD J. LEWIS, ATTORNEY

January 25, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Company (Report Regarding Bhopal) On Behalf of the Office of the Comptroller of the City of New York.

Dear Sir/Madam:

The New York City Pension Funds ("Proponents") are beneficial owners of common stock of Dow Chemical Company who have submitted a shareholder proposal ("Proposal") to Dow Chemical Company ("Dow" or "Company"). On behalf of Proponents, we are responding to the letter dated January 3, 2007, sent to the Securities and Exchange Commission by Gibson, Dunn & Crutcher, LLP, on behalf of the Company. In that letter, the Dow Chemical Company contends that the proponent's shareholder Proposal may be excluded from the Company's 2007 proxy materials by virtue of Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9.

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2007 proxy materials and that it is not excludable by virtue of those rules.

The Proposal

Resolved: Shareholders request Dow Chemical management to report to shareholders by October 2007, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Background

The Bhopal disaster is arguably the leading test case regarding the role of corporations in a global economy, and of the moral and social responsibility of corporations. While Dow management hopes to paint for shareholders and the world a picture of Bhopal as a tragic bygone, in reality Bhopal remains one of the most significant public policy issues facing the Company. The resolution speaks to the multitude of significant policy issues and asks the Company "to report to shareholders by October 2007, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." Part of the intent of the shareholders in filing this resolution is to ask the Company to review anew the problem posed to the Company by Bhopal, and by the activities of Bhopal survivors and their supporters worldwide, and to do fresh thinking and devise new initiatives to address the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

issues raised. This would be consistent with newspaper reports in India indicating both a high degree of interest of Dow in investing in India, and a need to resolve pending issues in Bhopal to make way for such investment.

To understand the resolution, it is helpful to understand the historical context of Bhopal. In 1984, 500,000 people were exposed to a cloud of toxic gas released from the Union Carbide plant in Bhopal, India. In its immediate aftermath, approximately 8,000 people were killed. Although this tragic event happened over twenty years ago, it poses a relentless crisis for the city of Bhopal. Many of the survivors and their children continue to suffer serious health effects. It is estimated that of the over half a million people exposed to Union Carbide's toxic gases, more than 100,000 people still suffer from exposure-induced chronic illnesses. Breathlessness, persistent cough, diminished vision, early age cataracts, loss of appetite, menstrual irregularities, recurrent fever, back and body aches, loss of sensation in limbs, fatigue, weakness, anxiety and depression are the most common symptoms among survivors. There is also allegedly a rise in cancers, tuberculosis, reproductive system problems and other problems such as growth retardation among children born after the disaster. The International Medical Commission on Bhopal (an independent group of 15 doctors from 11 countries) estimated in 1994 that, among adults between age 18 and 60, about 50,000 were permanently damaged.

The Bhopal facility ceased operation after the gas disaster. The environmental contamination from the site operations – much of it created prior to the chemical disaster and some due to abandoned -- has rendered parts of the city a dangerous place to live. Thousands of tons of toxic wastes, including obsolete pesticides such as the persistent and bioaccumulative poison HCH and persistent metals such as mercury, have been abandoned at the factory site. Mercury levels in some areas are six million times the background values. The groundwater carries high loads of heavy metals, persistent pollutants, including chlorinated chemicals and solvents. Although a portion of the residents have access to overhead tanks of clean water, many of the at least 20,000 people living in the vicinity are routinely exposed to these chemicals in their drinking water from local wells. The economy, environment and public health of the city of Bhopal remains devastated by the chemical disaster.

The Bhopal disaster and contamination has been subject to litigation – some in the past, and some continuing or looming at present. The civil case filed by the Indian government on behalf of the gas disaster survivors was settled for $470 million in 1989. Civil suits concerning the ongoing contamination were filed in the United States against Union Carbide and former CEO Warren Anderson, and are currently pending in the US Court of Appeals, 2d Circuit. The cases focus on claims for personal injury, property damages and medical monitoring, and for remediation of soil and groundwater in the vicinity of the Bhopal site.

As noted by the company, there is also litigation pending in the Madhya Pradesh High Court, India regarding remediation of soil and groundwater contamination in the area of the Bhopal site.

There also remains criminal litigation in India related to the gas disaster. Union Carbide is one of twelve named defendants in the criminal case resulting from the Bhopal disaster, still

pending in the courts in India. Since the Company and its former CEO have never filed an appearance in the criminal case, they have been declared absconders from justice by the Bhopal Chief Judicial Magistrate, and the court has ordered the government to seek extradition of Anderson. The Court had also ordered the issuance of a summons to the Dow Chemical Company. The company's Indian subsidiary obtained a stay on the order from the Madhya Pradesh High Court. An application praying for the stay order to be vacated is pending in the High Court, with a hearing anticipated in February 2007.

The pending concerns and activities in Bhopal appear to be an impediment to substantial investment by Dow Chemical in India. In 2005 the Indian Oil Company cancelled an agreement with Dow Chemical to use the Union Carbide's patented technology to set up a naphtha cracker plant at Panipat with a 30-lakh MT per annum production capacity. The cancellation came after extensive protest by Bhopal survivor groups. **See Attachment 2.**

Finally, in the last month there have been significant developments as the CEO of Tata Group, one of India's oldest, largest and most respected business conglomerates, has proposed to coordinate a funding plan that would allow remediation of the site and to allow Dow to put the issue behind it. According to the *Indian Express* (December 31, 2006), Tata group chairman Ratan Tata, in his capacity as chairperson of US-India CEO Forum, has volunteered his services to the UPA government for "remediation" of the Bhopal gas tragedy site to pave the way for Dow Chemical, now the majority stakeholder of Union Carbide Ltd, to invest in India. It would be pertinent to note that Dow has approached the Indian Prime Minister and the Government with its investment proposals and concerns through the offices of the US-India CEO Forum, of which Mr. Liveris is a member. **See Attachment 1.**

According to press reports Dow has not been able to make large scale investments in India while the Bhopal matter is pending. The *Indian Express* article noted:

> **Tata's initiative comes after Dow Chemicals President and CEO Andrew N Liveris expressed his apprehension in making large-scale investments in India** after the Department of Chemicals and Fertilizers filed an application in a PIL in a district court suggesting that the $46-billion chemical giant should contribute Rs 100 crore ($22 million) for remediation of the site.
>
> At the India-US CEO forum meeting in New York last October, Liveris pointed out that the liability, if any, is of Union Carbide, which still exists as a separate company, and no liability rests with Dow as it was not in the picture when the disaster took place 22 years ago. Dow purchased Union Carbide Ltd in 1999.
>
> **While Dow has made it clear that it would be willing to contribute voluntarily to the remediation of the site as part of the Indian CEOs' corporate effort, it wants the government to clarify that it does not hold Dow legally responsible for the liabilities of Union Carbide.**

Thus there does appear to be one new initiative potentially pending. However, Dow has neither reported to its shareholders the investment impediment posed by the outstanding liability charges pending in India, nor on this emerging initiative.

I. The Proposal is Not Vague or Misleading Because a New Initiative is Possible and May Even be in the Works.

Dow argues that the Proposal is vague and indefinite because it suggests the presence of something that does not exist – i.e. that the Company will be undertaking a new initiative when it has stated that it will not be taking any new initiatives. This argument fails for two reasons:

1. A significant volume of press reports indicate that in fact, there may be a new initiative to address the health, environmental and social concerns of the Bhopal survivors that may involve Dow Chemical

2. Even if no such reports existed, there is no reason why shareholders cannot through a resolution ask a company to consider and report on new initiatives, even though none are planned at the time of filing of the resolution;

Under Rule 14a-8(i)(3), proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") The SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded." *Id.*

Press Reports Demonstrating a New Initiative in the Works

In the last few months there have been public statements by Dow's CEO as well as industry leaders in India, that a new plan may be in the works to finally remediate the environmental contamination at the disaster site and to address the economic concerns of the Bhopal survivors. This "first-of-its-kind corporate move" began with the comments of Dow's CEO, Andrew Liveris, on November 8, 2006, in which he said that it was not possible for Dow to invest in India unless liability issues were cleared. Liveris "said that [Dow] wants to work with the local industry CEOs, Madhya Pradesh Government and New Delhi to expedite the remediation efforts." [cite to an article?]

Specifically the CEO of Tata Group, one of India's oldest, largest and most respected business conglomerates, has proposed to coordinate a funding plan that would allow the site to be cleaned up.

The CEO of Tata Group, Ratan Tata, who, along with Liveris, is a member of the Indo-US CEO Forum is quoted as saying he was prepared to help the interested parties "find funding for remediation of site above and below ground" in Bhopal. Given the prominence of the Tata Group and the fact that the Mr. Tata, is also the co-chairman of US-India CEO Forum these reports indicate that a significant new initiative may be in the offing. [1]

These press reports indicate that Dow would be willing to contribute voluntarily to the remediation of the site and would like to invest in Madhya Pradesh, and even employ relatives of the Bhopal gas tragedy survivors, if a number of outstanding issues were resolved. This demonstrates that Dow's concerns may be addressed and that there may in fact be some announcements of new plans that may address the problems facing the Bhopal survivors. Consequently, it is inaccurate to say categorically that there will not be any new initiatives in the near future. While for the limited purposes of its no-action request it may be in the Company's interest to cast doubt on this possibility, we urge the Staff to consider that these press reports provide strong evidence that a new initiative may be forthcoming in 2007.

Even if the Tata proposal does not move ahead, it has provoked renewed and vigorous protests by Bhopal survivors that distrust the Tata Group. These protests and the accompanying boycotts of Tata Group products are being widely reported in the press, including in the American Chemical Society's industry publication "Chemical & Engineering News". This development may represent a new chapter for the Bhopal victims as their plight attracts new and growing attention. These new protests and the pressure they generate on Dow may become the impetus for yet another different initiative to be developed. Similarly, as serious proposals like the Tata proposal are vetted in the public arena the potential solutions will become more concrete in peoples minds and will remind all concerned that far too much time has passed for remediation to still be deadlocked. As such, the Tata proposal, at the very least, is an illustration of how it is premature to conclude that there will be no new initiatives this year.

Returning to the Rule 14a-8(i)(3) standard described above it, is clear that, in light of these reports, that the Company has not met its significant burden of demonstrating that the Proposal may be excluded. They have not shown that shareholders are being mislead into believing that new initiatives may occur. Rather the opposite is true, there is a real opportunity for a new initiative. These public statements from Indian and Dow executives demonstrate that the Proponents have not assumed the presence of something that does not exist.

The Lack of a Planned New Initiative Does Not Preclude a Report Request

Even if the Company is not currently planning new initiatives, this is not a basis for concluding that the request to report on new initiatives is vague or misleading. The intent of

1 See www.tata.com for a description of the Tata company.

the resolution is clearly to spur the Company to review again its current posture of no liability, no responsibility, no action.

We also observe that Dow made the exact same argument, unsuccessfully, last year. In 2006, Dow stated at page 14 of its no action request letter:

> The Proposal request that the Company issue a report containing "descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." The Company has not announced any such initiatives. Thus, stockholders voting on the Proposal would not know what is encompassed by the Proposal, and the Company would not know what stockholders would expect of it in implementing the Proposal. As such, the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

We respectfully urge the Staff to remain consistent and to conclude this year that the Proposal is not excludable pursuant to Rule 14a-8(i)(3).

Finally, the "vague and misleading" cases cited by the Company are not analogous to the current Proposal. *General Magic, Inc.* (May 1, 2000) involved the angry fulminations of a disgruntled shareholder and *Duke Energy Corp.* (February 8, 2002) concerns the adequacy of a proponent's disclosures not the existence of the underlying facts (the issue presented in our case).

In *General Magic, Inc.* (May 1, 2000) the Proposal was an extreme example of a rambling and unfocused shareholder proposal. In fact it appeared to have two resolved clauses. One read:

> THE COMPANY CHANGE ITS DISCLOSURE POLICY IMMEDIATELY, AND ANSWER SHAREHOLDERS QUESTIONS PROPERLY, AND IF THEY CANNOT ANSWER THE QUESTIONS, THEN THEY SHOULD MAKE AN IMMEDIATE PUBLIC ANNOUNCEMENT AND NO MORE FALSE STATEMENTS, ABOUT THE COMPETITION AND SIMILAR EXCUSES. (all capital letters in original)

The other clause read:

> I HEREBY PROPOSE THAT THE NAME OF OUR CO. GENERAL MAGIC BE RENAMED TO,
>
> "THE HELL WITH SHAREHOLDERS" (all capital letters in original)

Clearly, the Proposal is not remotely similar to the *General Magic* "proposal" which was correctly excluded for essentially being a colorful diatribe that was not focused enough to identify a single resolve clause. The Proposal, in contrast, is a balanced and articulate expression of concern about a significant social policy issue and is the epitome of clarity compared to *General Magic.*

With respect to *Duke Energy Corp.* (February 8, 2002) the Staff concluded the proposal could be excluded because "the proposal calls for the creation of a nominating committee but does not adequately disclose this in the proposal and supporting statement." That analysis is distinct from the argument made by Company and demonstrates that it does not apply to this case. In *Duke Energy Corp.* there was no disagreement about whether a nominating committee existed or not (it clearly did not), the question was whether the proposal was sufficiently clear that it did not exist. That is not the situation in our case, where the Company is asserting that there will not be any new initiatives -- and is free to make such an assertion in its response to the resolution. Moreover, as noted above there is some evidence to suggest that a new initiative is in fact under discussion, including the involvement of Dow Chemical.

We have a disagreement about the essential facts of our case, while *Duke Energy Corp.* agreed on the facts, but disagreed about the particular wording. Consequently, the analysis used in *Duke Energy Corp.* does not apply to the Proposal and cannot provide a foundation for exclusion.

II. The Proposal Has Not Already Been Substantially Implemented.

The Company's Activities and Statements Send Contradictory Signals Regarding Whether it Will Take New Initiatives

The Company claims that it has implemented the Proposal because it has reported that "there are no additional initiatives planned during the period covered by the Proposal." Company Letter at page 4.
They made such a statement in response to last year's Bhopal resolution. They have not, however, made such a statement directly to shareholders. To the contrary, in the year since last year's resolution was debated, they initiated and have heavily funded a new public campaign, "The Human Element" which announced Dow's commitment to addressing issues of water quality, human needs, etc. [Exhibit B]. If anything, the public impression created by their new campaign, which proponents cited in the resolution, is that Dow has upped its commitment to address environmental and human rights issues wherever they arise in the world. Certainly it is reasonable for investors to wonder whether this changes the Company's posture regarding its immense legacy issues relative to Bhopal. The resolution presents the opportunity, therefore, for the Company to articulate the relationship between its stated public commitment and initiatives on clean water and human needs and the festering human and water needs of Bhopal.

The Dow "Human Element" campaign (See Attachment 3) is exemplified by its website, http://www.dow.com/Hu/, which is replete with images of Third World people enjoying the fruits of Dow's caring approach to water and human needs. The site notes, for example, "responsibility begins here." The news release announcing the Human Element campaign noted that the campaign "is a commitment to realize the trio of attributes in CEO Andrew Liveris' vision: To make Dow the biggest, most profitable, most respected chemical company in the world. It also breathes life into the Company's recently-announced 2015 sustainability

goals — to improve safety, to reduce environmental impact, conserve natural resources and use science and technology to solve global problems."

The Human Element campaign invites the obvious shareholder question – how does this new campaign relate to the problems in Bhopal?

Also, it is clear from our discussion in Section I that there is mounting evidence that the pieces of the puzzle may be coming together for some new initiative to be announced that would provide for the clean up of the site and potentially some response to the economic plight of the survivors. In the next nine months (the end of the October 2007 time period of the Proposal), the Tata proposal may result in a new plan to address the Bhopal disaster. It may provide the impetus for a separate and more effective plan. Discussions may also not get far enough to result in a full fledged plan, but the essential elements may be identified and provide a basis for future resolution. No matter which, if any, of these possibilities comes to fruition, the Rule 14a-8(i)(10) analysis remains that same: it is premature to conclude that there will be nothing to report on by October 2007.

The Company's Past Statement of Inaction on Bhopal Does not Substantially Implement a Need for a 2007 Report on a Potential Bhopal Initiative

The Company's resolution opposition statement that it would take no new initiatives in Bhopal was made almost a year ago in the Company's 2006 Definitive Proxy Statement, before the launch of the new Company posture presented in the Human Element campaign. Furthermore, the confirmation that this statement still holds (page 4 of No Action Request letter) is being made to the SEC Staff, not to the shareholders. The Proposal clearly does not ask for a report to the SEC Staff, rather it requests a "report to shareholders" and could only be fulfilled along the timeline requested, based on ongoing developments in Bhopal and India including in subsequent months that appear to be increasing the demand and even the opportunity for Company action. Consequently, the Proposal has not been substantially implemented.

Once again, for the limited purpose of Rule 14a-8, the management appears to be attempting to ignore or minimize the potential for the Tata proposal or any subsequent proposals. But the fact remains, that there appear to be significant discussions occurring right now that could lead to a new initiative. Furthermore, the Company has not stated "there are no additional initiatives" to the shareholders since early 2006. Consequently, it is in the interest of the shareholders and the Company to have the Proposal appear in Dow's 2007 proxy materials so that the shareholders can give their opinion on this significant policy issue.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. As demonstrated above, the Proposal is not vague or misleading. Furthermore, the Company has not substantially implemented the Proposal. The Proposal is identical to last year's permitted proposal and is essentially the same

proposal that the Staff allowed in 2004. As in previous years, the Proposal should be permitted again.

In the event that the Staff decides to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law



Jonas Kron
Attorney at Law

Attachments

cc:
Ronald O. Mueller, Attorney at Law Gibson, Dunn & Crutcher LLP
Pat Doherty, Office of the Comptroller of the City of New York

ARTICLES REGARDING NEW INITIATIVE FOR REMEDIATION OF THE BHOPAL SITE INCLUDING DOW CHEMICAL
Attachment 1

CHEMICAL AND ENGINEERING NEWS

http://pubs.acs.org/cen/news/85/i02/8502notw6.html
Chemical and Engineering News
January 8, 2007

Another Offer To Clean Up Bhopal
Indian conglomerate proposes to restore infamous site
Jean-François Tremblay <http://pubs.acs.org/cen/staff/biojt.html>
Tata Group <http://www.tata.com/> , one of India's largest business conglomerates, reportedly has offered to coordinate the cleanup of the old Union Carbide <http://www.unioncarbide.com/> site in Bhopal. This would mark the second time in two years that a major company has volunteered to remediate the site, where thousands of people died in a 1984 chemical leak.

Group Chairman Ratan Tata is said to have made the proposal in late November in a letter to India's Planning Commission. Details of the offer emerged a week ago in a report in the newspaper Indian Express.

Tata pointed out that he was willing to "lead and find funding for remediation of the site above and below ground," the newspaper reported. The Tata Group did not respond to C&EN's request for comment.

Survivors of the Bhopal disaster reacted furiously to the conglomerate's possible involvement. At a Jan. 3 press conference in Bhopal, activist groups called Tata "an antinational element" that is responsible for environmental damage throughout India. The activists insist that Dow Chemical <http://www.dow.com/> and no one else must pay for the cleanup. They are also unhappy with Tata's assertion that restoring the site will allow Dow to invest in India.

Fearful of Bhopal-related asset claims, Dow has not invested in new plants in India since acquiring Carbide in 2001. Pressure from activists in 2005 led to the cancellation of a technology licensing deal between Dow and Indian Oil Corp. <http://www.iocl.com/>

Cherokee Investment Partners <http://www.cherokeefund.com/> , a U.S. company that specializes in the remediation of contaminated sites, offered in 2005 to lead cleanup efforts in Bhopal on a philanthropic basis. Cherokee says it has no links with Dow.

Amita N. Poole, a Washington, D.C.-based lobbyist at the law firm Akin Gump Strauss Hauer & Feld <http://www.akingump.com/> and a friend of Cherokee CEO Thomas F. Darden, says Cherokee might collaborate with Tata by providing technical advice and money. Representing Cherokee, she will meet with Tata officials this week in Mumbai.

The government of the state of Madhya Pradesh took over the contaminated land from Union Carbide in 1998 and has performed little remediation work since then (C&EN, Jan. 23, 2006, page 23 <http://pubs.acs.org/isubscribe/journals/cen/84/i04/html/8404bus1.html>).

Print Story

To get Dow to invest, Tata offers to lead initiative on Bhopal

INDIAN EXPRESS

Shishir Gupta

Posted online: Monday, January 01, 2007 at 0000 hrs IST

NEW DELHI, December 31 In a first-of-its-kind corporate move, Tata group chairman Ratan Tata has volunteered his services to the UPA government for "remediation" of the Bhopal gas tragedy site to pave the way for Dow Chemicals, now the majority stakeholder of Union Carbide Ltd, to invest in India.

Tata's initiative comes after Dow Chemicals President and CEO Andrew N Liveris expressed his apprehension in making large-scale investments in India after the Department of Chemicals and Fertilizers filed an application in a PIL in a district court suggesting that the $46-billion chemical giant should contribute Rs 100 crore ($22 million) for remediation of the site.

At the India-US CEO forum meeting in New York last October, Liveris pointed out that the liability, if any, is of Union Carbide, which still exists as a separate company, and no liability rests with Dow as it was not in the picture when the disaster took place 22 years ago. Dow purchased Union Carbide Ltd in 1999.

While Dow has made it clear that it would be willing to contribute voluntarily to the remediation of the site as part of the Indian CEOs' corporate effort, it wants the government to clarify that it does not hold Dow legally responsible for the liabilities of Union Carbide.

Writing to the MEA on November 8, Liveris, who is a member of Indo-US CEO forum, said that it was not possible for Dow to invest in India unless the issue was cleared. The Dow CEO said that it wants to work with the local industry CEOs, Madhya Pradesh Government and New Delhi to expedite the remediation efforts.

However, the positive note is that Dow has been allowed collaboration with Reliance Industries Ltd by the Ministry of Industry after taking a green signal from the Law Ministry. The foreign collaboration approval was given to Dow in October, signalling that India has not blacklisted Dow as an investor.

Dow now has large-scale plans to invest in Madhya Pradesh and proposes to even employ relatives of the Bhopal gas tragedy survivors. West Bengal Chief Minister Buddhadeb Bhattacharjee has also indicated to Ministry of External Affairs (MEA) representatives that he is looking towards Dow setting up a chemical industry in his state.

So in a bid to break the deadlock, Tata wrote to Planning Commission Vice Chairman Montek Singh Ahluwalia on November 28 that he was willing "to lead and find funding for remediation of site above and below ground" in Bhopal.

It is understood that Tata wants to set up a corpus with the help of other Indian companies and Dow to clean up the Bhopal plant site. Given that the issue is complex and

has implications for investors, the UPA government is toying with the idea of setting up of a Committee of Secretaries under Cabinet Secretary B K Chaturvedi to examine Tata's proposal and implementation of the site remediation plan. An alternative is an inter-ministerial meeting with Tata or his representatives.

Dow Chemicals purchased Union Carbide after all civil claims were settled as per the Supreme Court's decision. However, NGOs, in a PIL filed in the district court, have claimed that Dow must be held responsible for the remediation measures at the Bhopal site.

But Dow says that while it is comfortable with the case against Union Carbide proceeding in the court, it finds the Department of Chemicals suggestion that Dow fork out Rs 100 crore as an interpretation that the government was holding Dow liable. In a letter to the Ministry of Industry on December 8, the Charge d' Affairs of the US Embassy in Delhi urged the government to withdraw the Rs 100-crore claim on Dow.

While the top leadership of the UPA government is in favour of burying the legacy, a senior Cabinet Minister told The Indian Express: "It is a sad history but should not bring about a stalemate. Dow has come to work in India, it is not shying and running away... if we do not help Dow settle this, then the company will move to Thailand or Vietnam."

ARTICLES REGARDING CANCELLATION OF INDIAN OIL CORPORATION AGREEMENT WITH DOW CHEMICAL
Attachment 2


The Tribune
ONLINE EDITION

IOC cancels deal with Dow Bhopal gas leak survivors rejoice N.D. Sharma

Bhopal, July 18 The 1984 Bhopal gas leak survivors rejoiced today at the cancellation of the agreement between the Indian Oil Corporation (IOC) and Dow Chemicals Company. They assembled at the site of the erstwhile Union Carbide Corporation pesticide plant and danced to the beating of drums.

The Union Carbide, considered responsible for the death of over 20,000 people and permanent injuries to over one lakh others, had merged into Dow Chemicals in 2001. The gas leak survivors have been insisting that Dow Chemicals should accept the criminal and civil liabilities of Union Carbide Corporation towards the survivors.

The IOC last year entered into an agreement with Dow Chemicals to use the Union Carbide's patented technology to set up a naphtha cracker plant at Panipat with a 30-lakh MT per annum production capacity. The survivors have since been protesting, and not only in Bhopal, against the IOC move.

A protest demonstration was also held at Petroleum Minister Mani Shankar Aiyar's constituency of Mayiladuthurai in Tamil Nadu over this issue some time back. Twenty survivors had written in their blood a letter to Prime Minister Manmohan Singh urging him to scrap the agreement.

According to the survivor organisations' leaders, the IOC recently communicated to Dow Chemicals that the technology purchase deal had been cancelled as the IOC had found that critical submissions made by Dow Chemicals as part of the contract negotiations were "false". However, the Indian Government was yet to communicate its final decision to Dow Chemicals, the organisation leaders said.

As part of the campaign against the proposed deal between the IOC and Dow Chemicals, the Bhopal survivors and their sympathisers had launched a nationwide boycott of IOC's petrol pumps.

IOC cancels deal with Dow Chemical

Bhopal gas victims rejoice over the cancellation of Indian Oil Corporation's deal with Dow Chemical, owner of the controversial Union Carbide Corporation responsible for the 1984 Bhopal gas tragedy

To the relief of Bhopal gas tragedy victims and activists the state-run Indian Oil Corporation (IOC) has called off its proposed technology tie-up with Dow Chemical Company, following nationwide protests.

Victims of the tragedy and activists voiced their strong disapproval of the government entering into the deal, offering Union Carbide back-door entry into the country (see Nationwide protest against IOC's tie-up with Union Carbide). An eight-month-long campaign by Bhopal organisations and their supporters demanded that IOC cancel its decision to buy technology from Dow for a proposed monoethylene glycol plant in Panipat, Haryana.

"IOC recently communicated to Dow that the technology purchase deal had been cancelled after IOC found that critical submissions made by Dow as part of the contract negotiations were false," says Rachna Dhingra of International Campaign for Justice in Bhopal. Contrary to Dow's assertions in the original bid, campaigners presented evidence to the government that confirmed that the Meteor technology Dow aimed to sell to IOC was patented and owned by the American multinational Union Carbide.

"We have been successful in our agitation which was on for the past eight months. We have come to know that Indian Oil has decided to call off its deal of buying technology from Dow Chemical. We are celebrating this, as Dow cannot return to India," says Sali Nath Pandey, an activist with the Bhopal Group for Information and Action (BGIA).

Source: ANI, July 19, 2005 *The Pioneer*, July 19, 2005

ARTICLE ON "HUMAN ELEMENT" CAMPAIGN
Attachment 3

Dow highlighting its 'human element'
Kathie Marchlewski, Midland Daily News
06/18/2006

The Dow Chemical Co. is launching a new ad campaign, "The Human Element," and when employees return to work Monday morning, they will be greeted with new signs hanging off the sides of their buildings.

It is the element not listed on the periodic table. "Its importance so obvious, it is simply understood."

The words are part of The Dow Chemical Company's newest advertising campaign. The element absent from charts – the human element.

To illustrate the link between chemistry and humanity, Dow and film crews visited four continents and five countries. From New Zealand's waterfalls to Mexico's Yucatan Peninsula and from Iceland to Namibia and then on to Prague, the team searched for just the right combination of faces and places.

They captured magnificent landscapes; glacial lagoons, primal rock formations and wind-sculpted dunes, and a myriad of people; a village blacksmith, an artist, an orphaned child, a mother with her children.

"It was very apparent that each of the people we worked with knew they were a part of something special," said Doug Brinklow, Dow's advertising manager, who spent three weeks traveling the globe with producers.

The broadcast campaign launched yesterday during the U.S. Open Golf Championship. Additional spots, 90 and 30-second versions, are set to begin showing on NBC, CBS, CNN, the Science Channel and others. A print campaign is also soon to begin, in Newsweek, the Washington Post, the New Yorker, the Scientific American the Midland Daily News and others.

Patti Temple Rocks, Dow's newly-appointed Vice President of Global Communications and Reputation, returned to the company where she began her career in 1981 after a dozen years at GolinHarris Chicago, the agency leading the campaign.

From an advertising industry perspective, the campaign is groundbreaking, she said. And it was developed in a matter of just eight weeks.

Along with the dramatic scenery and imagery, it features real people, not actors or professionals, in their own environments.

The campaign shows the softer side of Dow, Temple Rocks said. "It's more of everything. It's more emotion. We want to communicate our core values."

The ads replace Dow's "Living. Improved daily" effort. They also are a bit

more subtle. The Dow signature isn't immediately apparent as viewers get a glimpse of nature and are introduced to a variety of people. At the end, the human element's symbol morphs into the Dow diamond.

The human element theme is a bigger, more aggressive campaign, Temple Rocks said, one that Dow is adopting at every level of the organization. It is a commitment to realize the trio of attributes in CEO Andrew Liveris' vision: To make Dow the biggest, most profitable, most respected chemical company in the world. It also breathes life into the company's recently-announced 2015 sustainability goals — to improve safety, to reduce environmental impact, conserve natural resources and use science and technology to solve global problems.

"We're all in this together," Temple Rocks said. "These are human issues we're working on."

Admittedly, the campaign is also a strategic business move.

Temple Rocks said the campaign reminds investors that Dow is a producer of more than just mass quantity basic chemicals. It has been steadily narrowing its focus to performance chemicals; more specialized, smaller scale technologies, ones that do things like provide safe drinking water.

"There is this inextricable link between humanity and chemistry. That's what makes Dow unique. It's the power of the brain on the chemical chart to create things that change lives and save lives. ...What we're doing is giving (potential investors) every opportunity to know us." Temple Rocks said.

The print ads feature faces framed by a box on the periodic table labeled "Hu", for the human element.

Those arriving at Dow's corporate headquarters and at its Michigan Operations Monday will see previews of the advertisements on building-sized banners draped this weekend on key structures.

SANFORD J. LEWIS, ATTORNEY

January 25, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Company (Report Regarding Bhopal) On Behalf of the Office of the Comptroller of the City of New York.

Dear Sir/Madam:

The New York City Pension Funds ("Proponents") are beneficial owners of common stock of Dow Chemical Company who have submitted a shareholder proposal ("Proposal") to Dow Chemical Company ("Dow" or "Company"). On behalf of Proponents, we are responding to the letter dated January 3, 2007, sent to the Securities and Exchange Commission by Gibson, Dunn & Crutcher, LLP, on behalf of the Company. In that letter, the Dow Chemical Company contends that the proponent's shareholder Proposal may be excluded from the Company's 2007 proxy materials by virtue of Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9.

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2007 proxy materials and that it is not excludable by virtue of those rules.

The Proposal

Resolved: Shareholders request Dow Chemical management to report to shareholders by October 2007, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Background

The Bhopal disaster is arguably the leading test case regarding the role of corporations in a global economy, and of the moral and social responsibility of corporations. While Dow management hopes to paint for shareholders and the world a picture of Bhopal as a tragic bygone, in reality Bhopal remains one of the most significant public policy issues facing the Company. The resolution speaks to the multitude of significant policy issues and asks the Company "to report to shareholders by October 2007, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." Part of the intent of the shareholders in filing this resolution is to ask the Company to review anew the problem posed to the Company by Bhopal, and by the activities of Bhopal survivors and their supporters worldwide, and to do fresh thinking and devise new initiatives to address the

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issues raised. This would be consistent with newspaper reports in India indicating both a high degree of interest of Dow in investing in India, and a need to resolve pending issues in Bhopal to make way for such investment.

To understand the resolution, it is helpful to understand the historical context of Bhopal. In 1984, 500,000 people were exposed to a cloud of toxic gas released from the Union Carbide plant in Bhopal, India. In its immediate aftermath, approximately 8,000 people were killed. Although this tragic event happened over twenty years ago, it poses a relentless crisis for the city of Bhopal. Many of the survivors and their children continue to suffer serious health effects. It is estimated that of the over half a million people exposed to Union Carbide's toxic gases, more than 100,000 people still suffer from exposure-induced chronic illnesses. Breathlessness, persistent cough, diminished vision, early age cataracts, loss of appetite, menstrual irregularities, recurrent fever, back and body aches, loss of sensation in limbs, fatigue, weakness, anxiety and depression are the most common symptoms among survivors. There is also allegedly a rise in cancers, tuberculosis, reproductive system problems and other problems such as growth retardation among children born after the disaster. The International Medical Commission on Bhopal (an independent group of 15 doctors from 11 countries) estimated in 1994 that, among adults between age 18 and 60, about 50,000 were permanently damaged.

The Bhopal facility ceased operation after the gas disaster. The environmental contamination from the site operations – much of it created prior to the chemical disaster and some due to abandoned -- has rendered parts of the city a dangerous place to live. Thousands of tons of toxic wastes, including obsolete pesticides such as the persistent and bioaccumulative poison HCH and persistent metals such as mercury, have been abandoned at the factory site. Mercury levels in some areas are six million times the background values. The groundwater carries high loads of heavy metals, persistent pollutants, including chlorinated chemicals and solvents. Although a portion of the residents have access to overhead tanks of clean water, many of the at least 20,000 people living in the vicinity are routinely exposed to these chemicals in their drinking water from local wells. The economy, environment and public health of the city of Bhopal remains devastated by the chemical disaster.

The Bhopal disaster and contamination has been subject to litigation – some in the past, and some continuing or looming at present. The civil case filed by the Indian government on behalf of the gas disaster survivors was settled for $470 million in 1989. Civil suits concerning the ongoing contamination were filed in the United States against Union Carbide and former CEO Warren Anderson, and are currently pending in the US Court of Appeals, 2d Circuit. The cases focus on claims for personal injury, property damages and medical monitoring, and for remediation of soil and groundwater in the vicinity of the Bhopal site.

As noted by the company, there is also litigation pending in the Madhya Pradesh High Court, India regarding remediation of soil and groundwater contamination in the area of the Bhopal site.

There also remains criminal litigation in India related to the gas disaster. Union Carbide is one of twelve named defendants in the criminal case resulting from the Bhopal disaster, still

pending in the courts in India. Since the Company and its former CEO have never filed an appearance in the criminal case, they have been declared absconders from justice by the Bhopal Chief Judicial Magistrate, and the court has ordered the government to seek extradition of Anderson. The Court had also ordered the issuance of a summons to the Dow Chemical Company. The company's Indian subsidiary obtained a stay on the order from the Madhya Pradesh High Court. An application praying for the stay order to be vacated is pending in the High Court, with a hearing anticipated in February 2007.

The pending concerns and activities in Bhopal appear to be an impediment to substantial investment by Dow Chemical in India. In 2005 the Indian Oil Company cancelled an agreement with Dow Chemical to use the Union Carbide's patented technology to set up a naphtha cracker plant at Panipat with a 30-lakh MT per annum production capacity. The cancellation came after extensive protest by Bhopal survivor groups. **See Attachment 2.**

Finally, in the last month there have been significant developments as the CEO of Tata Group, one of India's oldest, largest and most respected business conglomerates, has proposed to coordinate a funding plan that would allow remediation of the site and to allow Dow to put the issue behind it. According to the *Indian Express* (December 31, 2006), Tata group chairman Ratan Tata, in his capacity as chairperson of US-India CEO Forum, has volunteered his services to the UPA government for "remediation" of the Bhopal gas tragedy site to pave the way for Dow Chemical, now the majority stakeholder of Union Carbide Ltd, to invest in India. It would be pertinent to note that Dow has approached the Indian Prime Minister and the Government with its investment proposals and concerns through the offices of the US-India CEO Forum, of which Mr. Liveris is a member. **See Attachment 1.**

According to press reports Dow has not been able to make large scale investments in India while the Bhopal matter is pending. The *Indian Express* article noted:

> **Tata's initiative comes after Dow Chemicals President and CEO Andrew N Liveris expressed his apprehension in making large-scale investments in India** after the Department of Chemicals and Fertilizers filed an application in a PIL in a district court suggesting that the $46-billion chemical giant should contribute Rs 100 crore ($22 million) for remediation of the site.
>
> At the India-US CEO forum meeting in New York last October, Liveris pointed out that the liability, if any, is of Union Carbide, which still exists as a separate company, and no liability rests with Dow as it was not in the picture when the disaster took place 22 years ago. Dow purchased Union Carbide Ltd in 1999.
>
> **While Dow has made it clear that it would be willing to contribute voluntarily to the remediation of the site as part of the Indian CEOs' corporate effort, it wants the government to clarify that it does not hold Dow legally responsible for the liabilities of Union Carbide.**

Thus there does appear to be one new initiative potentially pending. However, Dow has neither reported to its shareholders the investment impediment posed by the outstanding liability charges pending in India, nor on this emerging initiative.

I. The Proposal is Not Vague or Misleading Because a New Initiative is Possible and May Even be in the Works.

Dow argues that the Proposal is vague and indefinite because it suggests the presence of something that does not exist – i.e. that the Company will be undertaking a new initiative when it has stated that it will not be taking any new initiatives. This argument fails for two reasons:

1. A significant volume of press reports indicate that in fact, there may be a new initiative to address the health, environmental and social concerns of the Bhopal survivors that may involve Dow Chemical

2. Even if no such reports existed, there is no reason why shareholders cannot through a resolution ask a company to consider and report on new initiatives, even though none are planned at the time of filing of the resolution;

Under Rule 14a-8(i)(3), proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") The SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded." *Id.*

<u>Press Reports Demonstrating a New Initiative in the Works</u>

In the last few months there have been public statements by Dow's CEO as well as industry leaders in India, that a new plan may be in the works to finally remediate the environmental contamination at the disaster site and to address the economic concerns of the Bhopal survivors. This "first-of-its-kind corporate move" began with the comments of Dow's CEO, Andrew Liveris, on November 8, 2006, in which he said that it was not possible for Dow to invest in India unless liability issues were cleared. Liveris "said that [Dow] wants to work with the local industry CEOs, Madhya Pradesh Government and New Delhi to expedite the remediation efforts." [cite to an article?]

Specifically the CEO of Tata Group, one of India's oldest, largest and most respected business conglomerates, has proposed to coordinate a funding plan that would allow the site to be cleaned up.

The CEO of Tata Group, Ratan Tata, who, along with Liveris, is a member of the Indo-US CEO Forum is quoted as saying he was prepared to help the interested parties "find funding for remediation of site above and below ground" in Bhopal. Given the prominence of the Tata Group and the fact that the Mr. Tata, is also the co-chairman of US-India CEO Forum these reports indicate that a significant new initiative may be in the offing. [1]

These press reports indicate that Dow would be willing to contribute voluntarily to the remediation of the site and would like to invest in Madhya Pradesh, and even employ relatives of the Bhopal gas tragedy survivors, if a number of outstanding issues were resolved. This demonstrates that Dow's concerns may be addressed and that there may in fact be some announcements of new plans that may address the problems facing the Bhopal survivors. Consequently, it is inaccurate to say categorically that there will not be any new initiatives in the near future. While for the limited purposes of its no-action request it may be in the Company's interest to cast doubt on this possibility, we urge the Staff to consider that these press reports provide strong evidence that a new initiative may be forthcoming in 2007.

Even if the Tata proposal does not move ahead, it has provoked renewed and vigorous protests by Bhopal survivors that distrust the Tata Group. These protests and the accompanying boycotts of Tata Group products are being widely reported in the press, including in the American Chemical Society's industry publication "Chemical & Engineering News". This development may represent a new chapter for the Bhopal victims as their plight attracts new and growing attention. These new protests and the pressure they generate on Dow may become the impetus for yet another different initiative to be developed. Similarly, as serious proposals like the Tata proposal are vetted in the public arena the potential solutions will become more concrete in peoples minds and will remind all concerned that far too much time has passed for remediation to still be deadlocked. As such, the Tata proposal, at the very least, is an illustration of how it is premature to conclude that there will be no new initiatives this year.

Returning to the Rule 14a-8(i)(3) standard described above it, is clear that, in light of these reports, that the Company has not met its significant burden of demonstrating that the Proposal may be excluded. They have not shown that shareholders are being mislead into believing that new initiatives may occur. Rather the opposite is true, there is a real opportunity for a new initiative. These public statements from Indian and Dow executives demonstrate that the Proponents have not assumed the presence of something that does not exist.

The Lack of a Planned New Initiative Does Not Preclude a Report Request

Even if the Company is not currently planning new initiatives, this is not a basis for concluding that the request to report on new initiatives is vague or misleading. The intent of

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1 See www.tata.com for a description of the Tata company.

the resolution is clearly to spur the Company to review again its current posture of no liability, no responsibility, no action.

We also observe that Dow made the exact same argument, unsuccessfully, last year. In 2006, Dow stated at page 14 of its no action request letter:

> The Proposal request that the Company issue a report containing "descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." The Company has not announced any such initiatives. Thus, stockholders voting on the Proposal would not know what is encompassed by the Proposal, and the Company would not know what stockholders would expect of it in implementing the Proposal. As such, the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

We respectfully urge the Staff to remain consistent and to conclude this year that the Proposal is not excludable pursuant to Rule 14a-8(i)(3).

Finally, the "vague and misleading" cases cited by the Company are not analogous to the current Proposal. *General Magic, Inc.* (May 1, 2000) involved the angry fulminations of a disgruntled shareholder and *Duke Energy Corp.* (February 8, 2002) concerns the adequacy of a proponent's disclosures not the existence of the underlying facts (the issue presented in our case).

In *General Magic, Inc.* (May 1, 2000) the Proposal was an extreme example of a rambling and unfocused shareholder proposal. In fact it appeared to have two resolved clauses. One read:

> THE COMPANY CHANGE ITS DISCLOSURE POLICY IMMEDIATELY, AND ANSWER SHAREHOLDERS QUESTIONS PROPERLY, AND IF THEY CANNOT ANSWER THE QUESTIONS, THEN THEY SHOULD MAKE AN IMMEDIATE PUBLIC ANNOUNCEMENT AND NO MORE FALSE STATEMENTS, ABOUT THE COMPETITION AND SIMILAR EXCUSES. (all capital letters in original)

The other clause read:

> I HEREBY PROPOSE THAT THE NAME OF OUR CO. GENERAL MAGIC BE RENAMED TO,
>
> "THE HELL WITH SHAREHOLDERS" (all capital letters in original)

Clearly, the Proposal is not remotely similar to the *General Magic* "proposal" which was correctly excluded for essentially being a colorful diatribe that was not focused enough to identify a single resolve clause. The Proposal, in contrast, is a balanced and articulate expression of concern about a significant social policy issue and is the epitome of clarity compared to *General Magic.*

With respect to *Duke Energy Corp.* (February 8, 2002) the Staff concluded the proposal could be excluded because "the proposal calls for the creation of a nominating committee but does not adequately disclose this in the proposal and supporting statement." That analysis is distinct from the argument made by Company and demonstrates that it does not apply to this case. In *Duke Energy Corp.* there was no disagreement about whether a nominating committee existed or not (it clearly did not), the question was whether the proposal was sufficiently clear that it did not exist. That is not the situation in our case, where the Company is asserting that there will not be any new initiatives -- and is free to make such an assertion in its response to the resolution. Moreover, as noted above there is some evidence to suggest that a new initiative is in fact under discussion, including the involvement of Dow Chemical.

We have a disagreement about the essential facts of our case, while *Duke Energy Corp.* agreed on the facts, but disagreed about the particular wording. Consequently, the analysis used in *Duke Energy Corp.* does not apply to the Proposal and cannot provide a foundation for exclusion.

II. The Proposal Has Not Already Been Substantially Implemented.

The Company's Activities and Statements Send Contradictory Signals Regarding Whether it Will Take New Initiatives

The Company claims that it has implemented the Proposal because it has reported that "there are no additional initiatives planned during the period covered by the Proposal." Company Letter at page 4.
They made such a statement in response to last year's Bhopal resolution. They have not, however, made such a statement directly to shareholders. To the contrary, in the year since last year's resolution was debated, they initiated and have heavily funded a new public campaign, "The Human Element" which announced Dow's commitment to addressing issues of water quality, human needs, etc. [Exhibit B]. If anything, the public impression created by their new campaign, which proponents cited in the resolution, is that Dow has upped its commitment to address environmental and human rights issues wherever they arise in the world. Certainly it is reasonable for investors to wonder whether this changes the Company's posture regarding its immense legacy issues relative to Bhopal. The resolution presents the opportunity, therefore, for the Company to articulate the relationship between its stated public commitment and initiatives on clean water and human needs and the festering human and water needs of Bhopal.

The Dow "Human Element" campaign (See Attachment 3) is exemplified by its website, http://www.dow.com/Hu/, which is replete with images of Third World people enjoying the fruits of Dow's caring approach to water and human needs. The site notes, for example, "responsibility begins here." The news release announcing the Human Element campaign noted that the campaign "is a commitment to realize the trio of attributes in CEO Andrew Liveris' vision: To make Dow the biggest, most profitable, most respected chemical company in the world. It also breathes life into the Company's recently-announced 2015 sustainability

goals — to improve safety, to reduce environmental impact, conserve natural resources and use science and technology to solve global problems."

The Human Element campaign invites the obvious shareholder question – how does this new campaign relate to the problems in Bhopal?

Also, it is clear from our discussion in Section I that there is mounting evidence that the pieces of the puzzle may be coming together for some new initiative to be announced that would provide for the clean up of the site and potentially some response to the economic plight of the survivors. In the next nine months (the end of the October 2007 time period of the Proposal), the Tata proposal may result in a new plan to address the Bhopal disaster. It may provide the impetus for a separate and more effective plan. Discussions may also not get far enough to result in a full fledged plan, but the essential elements may be identified and provide a basis for future resolution. No matter which, if any, of these possibilities comes to fruition, the Rule 14a-8(i)(10) analysis remains that same: it is premature to conclude that there will be nothing to report on by October 2007.

The Company's Past Statement of Inaction on Bhopal Does not Substantially Implement a Need for a 2007 Report on a Potential Bhopal Initiative

The Company's resolution opposition statement that it would take no new initiatives in Bhopal was made almost a year ago in the Company's 2006 Definitive Proxy Statement, before the launch of the new Company posture presented in the Human Element campaign. Furthermore, the confirmation that this statement still holds (page 4 of No Action Request letter) is being made to the SEC Staff, not to the shareholders. The Proposal clearly does not ask for a report to the SEC Staff, rather it requests a "report to shareholders" and could only be fulfilled along the timeline requested, based on ongoing developments in Bhopal and India including in subsequent months that appear to be increasing the demand and even the opportunity for Company action. Consequently, the Proposal has not been substantially implemented.

Once again, for the limited purpose of Rule 14a-8, the management appears to be attempting to ignore or minimize the potential for the Tata proposal or any subsequent proposals. But the fact remains, that there appear to be significant discussions occurring right now that could lead to a new initiative. Furthermore, the Company has not stated "there are no additional initiatives" to the shareholders since early 2006. Consequently, it is in the interest of the shareholders and the Company to have the Proposal appear in Dow's 2007 proxy materials so that the shareholders can give their opinion on this significant policy issue.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. As demonstrated above, the Proposal is not vague or misleading. Furthermore, the Company has not substantially implemented the Proposal. The Proposal is identical to last year's permitted proposal and is essentially the same

proposal that the Staff allowed in 2004. As in previous years, the Proposal should be permitted again.

In the event that the Staff decides to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law



Jonas Kron
Attorney at Law

Attachments

cc:
Ronald O. Mueller, Attorney at Law Gibson, Dunn & Crutcher LLP
Pat Doherty, Office of the Comptroller of the City of New York

ARTICLES REGARDING NEW INITIATIVE FOR REMEDIATION OF THE BHOPAL SITE INCLUDING DOW CHEMICAL
Attachment 1

CHEMICAL AND ENGINEERING NEWS

http://pubs.acs.org/cen/news/85/i02/8502notw6.html
Chemical and Engineering News
January 8, 2007

Another Offer To Clean Up Bhopal
Indian conglomerate proposes to restore infamous site
Jean-François Tremblay <http://pubs.acs.org/cen/staff/biojt.html>
Tata Group <http://www.tata.com/> , one of India's largest business conglomerates, reportedly has offered to coordinate the cleanup of the old Union Carbide <http://www.unioncarbide.com/> site in Bhopal. This would mark the second time in two years that a major company has volunteered to remediate the site, where thousands of people died in a 1984 chemical leak.

Group Chairman Ratan Tata is said to have made the proposal in late November in a letter to India's Planning Commission. Details of the offer emerged a week ago in a report in the newspaper Indian Express.

Tata pointed out that he was willing to "lead and find funding for remediation of the site above and below ground," the newspaper reported. The Tata Group did not respond to C&EN's request for comment.

Survivors of the Bhopal disaster reacted furiously to the conglomerate's possible involvement. At a Jan. 3 press conference in Bhopal, activist groups called Tata "an antinational element" that is responsible for environmental damage throughout India. The activists insist that Dow Chemical <http://www.dow.com/> and no one else must pay for the cleanup. They are also unhappy with Tata's assertion that restoring the site will allow Dow to invest in India.

Fearful of Bhopal-related asset claims, Dow has not invested in new plants in India since acquiring Carbide in 2001. Pressure from activists in 2005 led to the cancellation of a technology licensing deal between Dow and Indian Oil Corp. <http://www.iocl.com/>

Cherokee Investment Partners <http://www.cherokeefund.com/> , a U.S. company that specializes in the remediation of contaminated sites, offered in 2005 to lead cleanup efforts in Bhopal on a philanthropic basis. Cherokee says it has no links with Dow.

Amita N. Poole, a Washington, D.C.-based lobbyist at the law firm Akin Gump Strauss Hauer & Feld <http://www.akingump.com/> and a friend of Cherokee CEO Thomas F. Darden, says Cherokee might collaborate with Tata by providing technical advice and money. Representing Cherokee, she will meet with Tata officials this week in Mumbai.

The government of the state of Madhya Pradesh took over the contaminated land from Union Carbide in 1998 and has performed little remediation work since then (C&EN, Jan. 23, 2006, page 23 <http://pubs.acs.org/isubscribe/journals/cen/84/i04/html/8404bus1.html>).

Print Story

To get Dow to invest, Tata offers to lead initiative on Bhopal

INDIAN EXPRESS

Shishir Gupta

Posted online: Monday, January 01, 2007 at 0000 hrs IST

NEW DELHI, December 31 In a first-of-its-kind corporate move, Tata group chairman Ratan Tata has volunteered his services to the UPA government for "remediation" of the Bhopal gas tragedy site to pave the way for Dow Chemicals, now the majority stakeholder of Union Carbide Ltd, to invest in India.

Tata's initiative comes after Dow Chemicals President and CEO Andrew N Liveris expressed his apprehension in making large-scale investments in India after the Department of Chemicals and Fertilizers filed an application in a PIL in a district court suggesting that the $46-billion chemical giant should contribute Rs 100 crore ($22 million) for remediation of the site.

At the India-US CEO forum meeting in New York last October, Liveris pointed out that the liability, if any, is of Union Carbide, which still exists as a separate company, and no liability rests with Dow as it was not in the picture when the disaster took place 22 years ago. Dow purchased Union Carbide Ltd in 1999.

While Dow has made it clear that it would be willing to contribute voluntarily to the remediation of the site as part of the Indian CEOs' corporate effort, it wants the government to clarify that it does not hold Dow legally responsible for the liabilities of Union Carbide.

Writing to the MEA on November 8, Liveris, who is a member of Indo-US CEO forum, said that it was not possible for Dow to invest in India unless the issue was cleared. The Dow CEO said that it wants to work with the local industry CEOs, Madhya Pradesh Government and New Delhi to expedite the remediation efforts.

However, the positive note is that Dow has been allowed collaboration with Reliance Industries Ltd by the Ministry of Industry after taking a green signal from the Law Ministry. The foreign collaboration approval was given to Dow in October, signalling that India has not blacklisted Dow as an investor.

Dow now has large-scale plans to invest in Madhya Pradesh and proposes to even employ relatives of the Bhopal gas tragedy survivors. West Bengal Chief Minister Buddhadeb Bhattacharjee has also indicated to Ministry of External Affairs (MEA) representatives that he is looking towards Dow setting up a chemical industry in his state.

So in a bid to break the deadlock, Tata wrote to Planning Commission Vice Chairman Montek Singh Ahluwalia on November 28 that he was willing "to lead and find funding for remediation of site above and below ground" in Bhopal.

It is understood that Tata wants to set up a corpus with the help of other Indian companies and Dow to clean up the Bhopal plant site. Given that the issue is complex and

has implications for investors, the UPA government is toying with the idea of setting up of a Committee of Secretaries under Cabinet Secretary B K Chaturvedi to examine Tata's proposal and implementation of the site remediation plan. An alternative is an inter-ministerial meeting with Tata or his representatives.

Dow Chemicals purchased Union Carbide after all civil claims were settled as per the Supreme Court's decision. However, NGOs, in a PIL filed in the district court, have claimed that Dow must be held responsible for the remediation measures at the Bhopal site.

But Dow says that while it is comfortable with the case against Union Carbide proceeding in the court, it finds the Department of Chemicals suggestion that Dow fork out Rs 100 crore as an interpretation that the government was holding Dow liable. In a letter to the Ministry of Industry on December 8, the Charge d' Affairs of the US Embassy in Delhi urged the government to withdraw the Rs 100-crore claim on Dow.

While the top leadership of the UPA government is in favour of burying the legacy, a senior Cabinet Minister told The Indian Express: "It is a sad history but should not bring about a stalemate. Dow has come to work in India, it is not shying and running away... if we do not help Dow settle this, then the company will move to Thailand or Vietnam."

ARTICLES REGARDING CANCELLATION OF INDIAN OIL CORPORATION AGREEMENT WITH DOW CHEMICAL
Attachment 2

The Tribune
ONLINE EDITION

IOC cancels deal with Dow Bhopal gas leak survivors rejoice N.D. Sharma

Bhopal, July 18 The 1984 Bhopal gas leak survivors rejoiced today at the cancellation of the agreement between the Indian Oil Corporation (IOC) and Dow Chemicals Company. They assembled at the site of the erstwhile Union Carbide Corporation pesticide plant and danced to the beating of drums.

The Union Carbide, considered responsible for the death of over 20,000 people and permanent injuries to over one lakh others, had merged into Dow Chemicals in 2001. The gas leak survivors have been insisting that Dow Chemicals should accept the criminal and civil liabilities of Union Carbide Corporation towards the survivors.

The IOC last year entered into an agreement with Dow Chemicals to use the Union Carbide's patented technology to set up a naphtha cracker plant at Panipat with a 30-lakh MT per annum production capacity. The survivors have since been protesting, and not only in Bhopal, against the IOC move.

A protest demonstration was also held at Petroleum Minister Mani Shankar Aiyar's constituency of Mayiladuthurai in Tamil Nadu over this issue some time back. Twenty survivors had written in their blood a letter to Prime Minister Manmohan Singh urging him to scrap the agreement.

According to the survivor organisations' leaders, the IOC recently communicated to Dow Chemicals that the technology purchase deal had been cancelled as the IOC had found that critical submissions made by Dow Chemicals as part of the contract negotiations were "false". However, the Indian Government was yet to communicate its final decision to Dow Chemicals, the organisation leaders said.

As part of the campaign against the proposed deal between the IOC and Dow Chemicals, the Bhopal survivors and their sympathisers had launched a nationwide boycott of IOC's petrol pumps.

IOC cancels deal with Dow Chemical

Bhopal gas victims rejoice over the cancellation of Indian Oil Corporation's deal with Dow Chemical, owner of the controversial Union Carbide Corporation responsible for the 1984 Bhopal gas tragedy

To the relief of Bhopal gas tragedy victims and activists the state-run Indian Oil Corporation (IOC) has called off its proposed technology tie-up with Dow Chemical Company, following nationwide protests.

Victims of the tragedy and activists voiced their strong disapproval of the government entering into the deal, offering Union Carbide back-door entry into the country (see Nationwide protest against IOC's tie-up with Union Carbide). An eight-month-long campaign by Bhopal organisations and their supporters demanded that IOC cancel its decision to buy technology from Dow for a proposed monoethylene glycol plant in Panipat, Haryana.

"IOC recently communicated to Dow that the technology purchase deal had been cancelled after IOC found that critical submissions made by Dow as part of the contract negotiations were false," says Rachna Dhingra of International Campaign for Justice in Bhopal. Contrary to Dow's assertions in the original bid, campaigners presented evidence to the government that confirmed that the Meteor technology Dow aimed to sell to IOC was patented and owned by the American multinational Union Carbide.

"We have been successful in our agitation which was on for the past eight months. We have come to know that Indian Oil has decided to call off its deal of buying technology from Dow Chemical. We are celebrating this, as Dow cannot return to India," says Sali Nath Pandey, an activist with the Bhopal Group for Information and Action (BGIA).

Source: ANI, July 19, 2005 *The Pioneer*, July 19, 2005

ARTICLE ON "HUMAN ELEMENT" CAMPAIGN
Attachment 3

Dow highlighting its 'human element'
Kathie Marchlewski, Midland Daily News
06/18/2006

The Dow Chemical Co. is launching a new ad campaign, "The Human Element," and when employees return to work Monday morning, they will be greeted with new signs hanging off the sides of their buildings.

It is the element not listed on the periodic table. "Its importance so obvious, it is simply understood."

The words are part of The Dow Chemical Company's newest advertising campaign. The element absent from charts – the human element.

To illustrate the link between chemistry and humanity, Dow and film crews visited four continents and five countries. From New Zealand's waterfalls to Mexico's Yucatan Peninsula and from Iceland to Namibia and then on to Prague, the team searched for just the right combination of faces and places.

They captured magnificent landscapes; glacial lagoons, primal rock formations and wind-sculpted dunes, and a myriad of people; a village blacksmith, an artist, an orphaned child, a mother with her children.

"It was very apparent that each of the people we worked with knew they were a part of something special," said Doug Brinklow, Dow's advertising manager, who spent three weeks traveling the globe with producers.

The broadcast campaign launched yesterday during the U.S. Open Golf Championship. Additional spots, 90 and 30-second versions, are set to begin showing on NBC, CBS, CNN, the Science Channel and others. A print campaign is also soon to begin, in Newsweek, the Washington Post, the New Yorker, the Scientific American the Midland Daily News and others.

Patti Temple Rocks, Dow's newly-appointed Vice President of Global Communications and Reputation, returned to the company where she began her career in 1981 after a dozen years at GolinHarris Chicago, the agency leading the campaign.

From an advertising industry perspective, the campaign is groundbreaking, she said. And it was developed in a matter of just eight weeks.

Along with the dramatic scenery and imagery, it features real people, not actors or professionals, in their own environments.

The campaign shows the softer side of Dow, Temple Rocks said. "It's more of everything. It's more emotion. We want to communicate our core values."

The ads replace Dow's "Living. Improved daily" effort. They also are a bit

more subtle. The Dow signature isn't immediately apparent as viewers get a glimpse of nature and are introduced to a variety of people. At the end, the human element's symbol morphs into the Dow diamond.

The human element theme is a bigger, more aggressive campaign, Temple Rocks said, one that Dow is adopting at every level of the organization. It is a commitment to realize the trio of attributes in CEO Andrew Liveris' vision: To make Dow the biggest, most profitable, most respected chemical company in the world. It also breathes life into the company's recently-announced 2015 sustainability goals — to improve safety, to reduce environmental impact, conserve natural resources and use science and technology to solve global problems.

"We're all in this together," Temple Rocks said. "These are human issues we're working on.".

Admittedly, the campaign is also a strategic business move.

Temple Rocks said the campaign reminds investors that Dow is a producer of more than just mass quantity basic chemicals. It has been steadily narrowing its focus to performance chemicals; more specialized, smaller scale technologies, ones that do things like provide safe drinking water.

"There is this inextricable link between humanity and chemistry. That's what makes Dow unique. It's the power of the brain on the chemical chart to create things that change lives and save lives. ...What we're doing is giving (potential investors) every opportunity to know us." Temple Rocks said.

The print ads feature faces framed by a box on the periodic table labeled "Hu", for the human element.

Those arriving at Dow's corporate headquarters and at its Michigan Operations Monday will see previews of the advertisements on building-sized banners draped this weekend on key structures.

From: CFLETTERS
Sent: Friday, January 26, 2007 10:30 AM
To: [redacted]
Cc: [redacted]
Subject: FW: Corrected Proponent response: Dow Chemical No Action letter request regarding Resolution on Bhopal

Importance: High

Attachments: bhopalreplyjan26corrected.pdf



bhopalreplyjan26corrected.pdf ...

-----Original Message-----
From: Sanford Lewis [mailto:strategiccounsel@mac.com]
Sent: Friday, January 26, 2007 10:03 AM
To: CFLETTERS
Cc: Pat Doherty; 'Mueller, Ron - Gibson, Dunn'
Subject: Corrected Proponent response: Dow Chemical No Action letter request regarding Resolution on Bhopal
Importance: High

Dear Sir or Madam,
Yesterday we sent a letter on behalf of the Comptroller of the City of New York -- proponent's response regarding the no action letter request of Dow Chemical on the resolution regarding Bhopal.

There were a couple of small omissions/changes in the letter, so I am resending a corrected version. In one instance there was a place marker left in where an article was to be cited, and in another instance the language needed editing. I am enclosing the corrected version here and will also again send six copies to follow via overnight mail.

Sincerely,

Sanford Lewis, Attorney
PO Box 231
Amherst, MA 01004-0231

413-549-7333 phone number
617 592-7328 mobile
781 207-7895 fax

SANFORD J. LEWIS, ATTORNEY

January 25, 2007
Corrected Version – January 26, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Company (Report Regarding Bhopal) On Behalf of the Office of the Comptroller of the City of New York.

Dear Sir/Madam:

The New York City Pension Funds ("Proponents") are beneficial owners of common stock of Dow Chemical Company who have submitted a shareholder proposal ("Proposal") to Dow Chemical Company ("Dow" or "Company"). On behalf of Proponents, we are responding to the letter dated January 3, 2007, sent to the Securities and Exchange Commission by Gibson, Dunn & Crutcher, LLP, on behalf of the Company. In that letter, the Dow Chemical Company contends that the proponent's shareholder Proposal may be excluded from the Company's 2007 proxy materials by virtue of Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9.

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2007 proxy materials and that it is not excludable by virtue of those rules.

The Proposal

Resolved: Shareholders request Dow Chemical management to report to shareholders by October 2007, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Background

The Bhopal disaster is arguably the leading test case regarding the role of corporations in a global economy, and of the moral and social responsibility of corporations. While Dow management hopes to paint for shareholders and the world a picture of Bhopal as a tragic bygone, in reality Bhopal remains one of the most significant public policy issues facing the Company. The resolution speaks to the multitude of significant policy issues and asks the Company "to report to shareholders by October 2007, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." Part of the intent of the shareholders in filing this resolution is to ask the Company to review anew the problem posed to the Company by Bhopal, and by the activities of Bhopal survivors and their supporters worldwide, and to do fresh thinking and devise new initiatives to address the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

issues raised. This would be consistent with newspaper reports in India indicating both a high degree of interest of Dow in investing in India, and a need to resolve pending issues in Bhopal to make way for such investment.

To understand the resolution, it is helpful to understand the historical context of Bhopal. In 1984, 500,000 people were exposed to a cloud of toxic gas released from the Union Carbide plant in Bhopal, India. In its immediate aftermath, approximately 8,000 people were killed. Although this tragic event happened over twenty years ago, it poses a relentless crisis for the city of Bhopal. Many of the survivors and their children continue to suffer serious health effects. It is estimated that of the over half a million people exposed to Union Carbide's toxic gases, more than 100,000 people still suffer from exposure-induced chronic illnesses. Breathlessness, persistent cough, diminished vision, early age cataracts, loss of appetite, menstrual irregularities, recurrent fever, back and body aches, loss of sensation in limbs, fatigue, weakness, anxiety and depression are the most common symptoms among survivors. There is also allegedly a rise in cancers, tuberculosis, reproductive system problems and other problems such as growth retardation among children born after the disaster. The International Medical Commission on Bhopal (an independent group of 15 doctors from 11 countries) estimated in 1994 that, among adults between age 18 and 60, about 50,000 were permanently damaged.

The Bhopal facility ceased operation after the gas disaster. The environmental contamination from the site operations – much of it created prior to the chemical disaster and some due to abandoned -- has rendered parts of the city a dangerous place to live. Thousands of tons of toxic wastes, including obsolete pesticides such as the persistent and bioaccumulative poison HCH and persistent metals such as mercury, have been abandoned at the factory site. Mercury levels in some areas are six million times the background values. The groundwater carries high loads of heavy metals, persistent pollutants, including chlorinated chemicals and solvents. Although a portion of the residents have access to overhead tanks of clean water, many of the at least 20,000 people living in the vicinity are routinely exposed to these chemicals in their drinking water from local wells. The economy, environment and public health of the city of Bhopal remains devastated by the chemical disaster.

The Bhopal disaster and contamination has been subject to litigation – some in the past, and some continuing or looming at present. The civil case filed by the Indian government on behalf of the gas disaster survivors was settled for $470 million in 1989. Civil suits concerning the ongoing contamination were filed in the United States against Union Carbide and former CEO Warren Anderson, and are currently pending in the US Court of Appeals, 2d Circuit. The cases focus on claims for personal injury, property damages and medical monitoring, and for remediation of soil and groundwater in the vicinity of the Bhopal site.

As noted by the company, there is also litigation pending in the Madhya Pradesh High Court, India regarding remediation of soil and groundwater contamination in the area of the Bhopal site.

There also remains criminal litigation in India related to the gas disaster. Union Carbide is one of twelve named defendants in the criminal case resulting from the Bhopal disaster, still

pending in the courts in India. Since the Company and its former CEO have never filed an appearance in the criminal case, they have been declared absconders from justice by the Bhopal Chief Judicial Magistrate, and the court has ordered the government to seek extradition of Anderson. The Court had also ordered the issuance of a summons to the Dow Chemical Company. The company's Indian subsidiary obtained a stay on the order from the Madhya Pradesh High Court. An application praying for the stay order to be vacated is pending in the High Court, with a hearing anticipated in February 2007.

The pending concerns and activities in Bhopal appear to be an impediment to substantial investment by Dow Chemical in India. In 2005 the Indian Oil Company cancelled an agreement with Dow Chemical to use the Union Carbide's patented technology to set up a naphtha cracker plant at Panipat with a 30-lakh MT per annum production capacity. The cancellation came after extensive protest by Bhopal survivor groups. **See Attachment 2.**

Finally, in the last month there have been significant developments as the CEO of Tata Group, one of India's oldest, largest and most respected business conglomerates, has proposed to coordinate a funding plan that would allow remediation of the site and to allow Dow to put the issue behind it. According to the *Indian Express* (December 31, 2006), Tata group chairman Ratan Tata, in his capacity as chairperson of US-India CEO Forum, has volunteered his services to the UPA government for "remediation" of the Bhopal gas tragedy site to pave the way for Dow Chemical, now the majority stockholder of Union Carbide, to invest in India. It is pertinent to note that Dow has approached the Indian Prime Minister and the Government with its investment proposals and concerns through the offices of the US-India CEO Forum, of which Mr. Liveris is a member. **See Attachment 1.**

According to press reports Dow has not been able to make large scale investments in India while the Bhopal matter is pending. The *Indian Express* article noted:

> **Tata's initiative comes after Dow Chemicals President and CEO Andrew N Liveris expressed his apprehension in making large-scale investments in India** after the Department of Chemicals and Fertilizers filed an application in a PIL in a district court suggesting that the $46-billion chemical giant should contribute Rs 100 crore ($22 million) for remediation of the site.
>
> At the India-US CEO forum meeting in New York last October, Liveris pointed out that the liability, if any, is of Union Carbide, which still exists as a separate company, and no liability rests with Dow as it was not in the picture when the disaster took place 22 years ago. Dow purchased Union Carbide Ltd in 1999.
>
> **While Dow has made it clear that it would be willing to contribute voluntarily to the remediation of the site as part of the Indian CEOs' corporate effort, it wants the government to clarify that it does not hold Dow legally responsible for the liabilities of Union Carbide.**

Thus there does appear to be one new initiative potentially pending. However, Dow has neither reported to its shareholders the investment impediment posed by the outstanding liability charges pending in India, nor on this emerging initiative.

I. The Proposal is Not Vague or Misleading Because a New Initiative is Possible and May Even be in the Works.

Dow argues that the Proposal is vague and indefinite because it suggests the presence of something that does not exist – i.e. that the Company will be undertaking a new initiative when it has stated that it will not be taking any new initiatives. This argument fails for two reasons:

1. A significant volume of press reports indicate that in fact, there may be a new initiative to address the health, environmental and social concerns of the Bhopal survivors that may involve Dow Chemical

2. Even if no such reports existed, there is no reason why shareholders cannot through a resolution ask a company to consider and report on new initiatives, even though none are planned at the time of filing of the resolution;

Under Rule 14a-8(i)(3), proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") The SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded." *Id.*

Press Reports Demonstrating a New Initiative in the Works

In the last few months there have been public statements by Dow's CEO as well as industry leaders in India, that a new plan may be in the works to finally remediate the environmental contamination at the disaster site and to address the economic concerns of the Bhopal survivors. This "first-of-its-kind corporate move" began with the comments of Dow's CEO, Andrew Liveris, on November 8, 2006, in which he said that it was not possible for Dow to invest in India unless liability issues were cleared. Liveris "said that [Dow] wants to work with the local industry CEOs, Madhya Pradesh Government and New Delhi to expedite the remediation efforts." Shishir Gupta,**To get Dow to invest, Tata offers to lead initiative on Bhopal**, Indian Express, *Posted online: Monday, January 01, 2007.* **See Attachment 1.**

Specifically the CEO of Tata Group, one of India's oldest, largest and most respected business conglomerates, has proposed to coordinate a funding plan that would allow the site to be cleaned up.

The CEO of Tata Group, Ratan Tata, who, along with Liveris, is a member of the Indo-US CEO Forum is quoted as saying he was prepared to help the interested parties "find funding for remediation of site above and below ground" in Bhopal. Given the prominence of the Tata Group and the fact that the Mr. Tata, is also the co-chairman of US-India CEO Forum these reports indicate that a significant new initiative may be in the offing. [1]

These press reports indicate that Dow would be willing to contribute voluntarily to the remediation of the site and would like to invest in Madhya Pradesh, and even employ relatives of the Bhopal gas tragedy survivors, if a number of outstanding issues were resolved. This demonstrates that Dow's concerns may be addressed and that there may in fact be some announcements of new plans that may address the problems facing the Bhopal survivors. Consequently, it is inaccurate to say categorically that there will not be any new initiatives in the near future. While for the limited purposes of its no-action request it may be in the Company's interest to cast doubt on this possibility, we urge the Staff to consider that these press reports provide strong evidence that a new initiative may be forthcoming in 2007.

Even if the Tata proposal does not move ahead, it has provoked renewed and vigorous protests by Bhopal survivors that distrust the Tata Group. These protests and the accompanying boycotts of Tata Group products are being widely reported in the press, including in the American Chemical Society's industry publication "Chemical & Engineering News". This development may represent a new chapter for the Bhopal victims as their plight attracts new and growing attention. These new protests and the pressure they generate on Dow may become the impetus for yet another different initiative to be developed. Similarly, as serious proposals like the Tata proposal are vetted in the public arena the potential solutions will become more concrete in peoples minds and will remind all concerned that far too much time has passed for remediation to still be deadlocked. As such, the Tata proposal, at the very least, is an illustration of how it is premature to conclude that there will be no new initiatives this year.

Returning to the Rule 14a-8(i)(3) standard described above it, is clear that, in light of these reports, that the Company has not met its significant burden of demonstrating that the Proposal may be excluded. They have not shown that shareholders are being mislead into believing that new initiatives may occur. Rather the opposite is true, there is a real opportunity for a new initiative. These public statements from Indian and Dow executives demonstrate that the Proponents have not assumed the presence of something that does not exist.

The Lack of a Planned New Initiative Does Not Preclude a Report Request

Even if the Company is not currently planning new initiatives, this is not a basis for concluding that the request to report on new initiatives is vague or misleading. The intent of

1 See www.tata.com for a description of the Tata company.

the resolution is clearly to spur the Company to review again its current posture of no liability, no responsibility, no action.

We also observe that Dow made the exact same argument, unsuccessfully, last year. In 2006, Dow stated at page 14 of its no action request letter:

> The Proposal request that the Company issue a report containing "descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." The Company has not announced any such initiatives. Thus, stockholders voting on the Proposal would not know what is encompassed by the Proposal, and the Company would not know what stockholders would expect of it in implementing the Proposal. As such, the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

We respectfully urge the Staff to remain consistent and to conclude this year that the Proposal is not excludable pursuant to Rule 14a-8(i)(3).

Finally, the "vague and misleading" cases cited by the Company are not analogous to the current Proposal. *General Magic, Inc.* (May 1, 2000) involved the angry fulminations of a disgruntled shareholder and *Duke Energy Corp.* (February 8, 2002) concerns the adequacy of a proponent's disclosures not the existence of the underlying facts (the issue presented in our case).

In *General Magic, Inc.* (May 1, 2000) the Proposal was an extreme example of a rambling and unfocused shareholder proposal. In fact it appeared to have two resolved clauses. One read:

> THE COMPANY CHANGE ITS DISCLOSURE POLICY IMMEDIATELY, AND ANSWER SHAREHOLDERS QUESTIONS PROPERLY, AND IF THEY CANNOT ANSWER THE QUESTIONS, THEN THEY SHOULD MAKE AN IMMEDIATE PUBLIC ANNOUNCEMENT AND NO MORE FALSE STATEMENTS, ABOUT THE COMPETITION AND SIMILAR EXCUSES. (all capital letters in original)

The other clause read:

> I HEREBY PROPOSE THAT THE NAME OF OUR CO. GENERAL MAGIC BE RENAMED TO,
>
> "THE HELL WITH SHAREHOLDERS" (all capital letters in original)

Clearly, the Proposal is not remotely similar to the *General Magic* "proposal" which was correctly excluded for essentially being a colorful diatribe that was not focused enough to identify a single resolve clause. The Proposal, in contrast, is a balanced and articulate expression of concern about a significant social policy issue and is the epitome of clarity compared to *General Magic.*

With respect to *Duke Energy Corp.* (February 8, 2002) the Staff concluded the proposal could be excluded because "the proposal calls for the creation of a nominating committee but does not adequately disclose this in the proposal and supporting statement." That analysis is distinct from the argument made by Company and demonstrates that it does not apply to this case. In *Duke Energy Corp.* there was no disagreement about whether a nominating committee existed or not (it clearly did not), the question was whether the proposal was sufficiently clear that it did not exist. That is not the situation in our case, where the Company is asserting that there will not be any new initiatives -- and is free to make such an assertion in its response to the resolution. Moreover, as noted above there is some evidence to suggest that a new initiative is in fact under discussion, including the involvement of Dow Chemical.

We have a disagreement about the essential facts of our case, while *Duke Energy Corp.* agreed on the facts, but disagreed about the particular wording. Consequently, the analysis used in *Duke Energy Corp.* does not apply to the Proposal and cannot provide a foundation for exclusion.

II. The Proposal Has Not Already Been Substantially Implemented.

The Company's Activities and Statements Send Contradictory Signals Regarding Whether it Will Take New Initiatives

The Company claims that it has implemented the Proposal because it has reported that "there are no additional initiatives planned during the period covered by the Proposal." Company Letter at page 4.
They made such a statement in response to last year's Bhopal resolution. They have not, however, made such a statement directly to shareholders. To the contrary, in the year since last year's resolution was debated, they initiated and have heavily funded a new public campaign, "The Human Element" which announced Dow's commitment to addressing issues of water quality, human needs, etc. [Exhibit B]. If anything, the public impression created by their new campaign, which proponents cited in the resolution, is that Dow has upped its commitment to address environmental and human rights issues wherever they arise in the world. Certainly it is reasonable for investors to wonder whether this changes the Company's posture regarding its immense legacy issues relative to Bhopal. The resolution presents the opportunity, therefore, for the Company to articulate the relationship between its stated public commitment and initiatives on clean water and human needs and the festering human and water needs of Bhopal.

The Dow "Human Element" campaign (See Attachment 3) is exemplified by its website, http://www.dow.com/Hu/, which is replete with images of Third World people enjoying the fruits of Dow's caring approach to water and human needs. The site notes, for example, "responsibility begins here." The news release announcing the Human Element campaign noted that the campaign "is a commitment to realize the trio of attributes in CEO Andrew Liveris' vision: To make Dow the biggest, most profitable, most respected chemical company in the world. It also breathes life into the Company's recently-announced 2015 sustainability

goals — to improve safety, to reduce environmental impact, conserve natural resources and use science and technology to solve global problems."

The Human Element campaign invites the obvious shareholder question – how does this new campaign relate to the problems in Bhopal?

Also, it is clear from our discussion in Section I that there is mounting evidence that the pieces of the puzzle may be coming together for some new initiative to be announced that would provide for the clean up of the site and potentially some response to the economic plight of the survivors. In the next nine months (the end of the October 2007 time period of the Proposal), the Tata proposal may result in a new plan to address the Bhopal disaster. It may provide the impetus for a separate and more effective plan. Discussions may also not get far enough to result in a full fledged plan, but the essential elements may be identified and provide a basis for future resolution. No matter which, if any, of these possibilities comes to fruition, the Rule 14a-8(i)(10) analysis remains that same: it is premature to conclude that there will be nothing to report on by October 2007.

The Company's Past Statement of Inaction on Bhopal Does not Substantially Implement a Need for a 2007 Report on a Potential Bhopal Initiative

The Company's resolution opposition statement that it would take no new initiatives in Bhopal was made almost a year ago in the Company's 2006 Definitive Proxy Statement, before the launch of the new Company posture presented in the Human Element campaign. Furthermore, the confirmation that this statement still holds (page 4 of No Action Request letter) is being made to the SEC Staff, not to the shareholders. The Proposal clearly does not ask for a report to the SEC Staff, rather it requests a "report to shareholders" and could only be fulfilled along the timeline requested, based on ongoing developments in Bhopal and India including in subsequent months that appear to be increasing the demand and even the opportunity for Company action. Consequently, the Proposal has not been substantially implemented.

Once again, for the limited purpose of Rule 14a-8, the management appears to be attempting to ignore or minimize the potential for the Tata proposal or any subsequent proposals. But the fact remains, that there appear to be significant discussions occurring right now that could lead to a new initiative. Furthermore, the Company has not stated "there are no additional initiatives" to the shareholders since early 2006. Consequently, it is in the interest of the shareholders and the Company to have the Proposal appear in Dow's 2007 proxy materials so that the shareholders can give their opinion on this significant policy issue.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. As demonstrated above, the Proposal is not vague or misleading. Furthermore, the Company has not substantially implemented the Proposal. The Proposal is identical to last year's permitted proposal and is essentially the same

proposal that the Staff allowed in 2004. As in previous years, the Proposal should be permitted again.

In the event that the Staff decides to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law



Jonas Kron
Attorney at Law

Attachments

cc:
Ronald O. Mueller, Attorney at Law Gibson, Dunn & Crutcher LLP
Pat Doherty, Office of the Comptroller of the City of New York

ARTICLES REGARDING NEW INITIATIVE FOR REMEDIATION OF THE BHOPAL SITE INCLUDING DOW CHEMICAL
Attachment 1

CHEMICAL AND ENGINEERING NEWS

http://pubs.acs.org/cen/news/85/i02/8502notw6.html
Chemical and Engineering News
January 8, 2007

Another Offer To Clean Up Bhopal
Indian conglomerate proposes to restore infamous site
Jean-François Tremblay <http://pubs.acs.org/cen/staff/biojt.html>
Tata Group <http://www.tata.com/> , one of India's largest business conglomerates, reportedly has offered to coordinate the cleanup of the old Union Carbide <http://www.unioncarbide.com/> site in Bhopal. This would mark the second time in two years that a major company has volunteered to remediate the site, where thousands of people died in a 1984 chemical leak.

Group Chairman Ratan Tata is said to have made the proposal in late November in a letter to India's Planning Commission. Details of the offer emerged a week ago in a report in the newspaper Indian Express.

Tata pointed out that he was willing to "lead and find funding for remediation of the site above and below ground," the newspaper reported. The Tata Group did not respond to C&EN's request for comment.

Survivors of the Bhopal disaster reacted furiously to the conglomerate's possible involvement. At a Jan. 3 press conference in Bhopal, activist groups called Tata "an antinational element" that is responsible for environmental damage throughout India. The activists insist that Dow Chemical <http://www.dow.com/> and no one else must pay for the cleanup. They are also unhappy with Tata's assertion that restoring the site will allow Dow to invest in India.

Fearful of Bhopal-related asset claims, Dow has not invested in new plants in India since acquiring Carbide in 2001. Pressure from activists in 2005 led to the cancellation of a technology licensing deal between Dow and Indian Oil Corp. <http://www.iocl.com/>

Cherokee Investment Partners <http://www.cherokeefund.com/> , a U.S. company that specializes in the remediation of contaminated sites, offered in 2005 to lead cleanup efforts in Bhopal on a philanthropic basis. Cherokee says it has no links with Dow.

Amita N. Poole, a Washington, D.C.-based lobbyist at the law firm Akin Gump Strauss Hauer & Feld <http://www.akingump.com/> and a friend of Cherokee CEO Thomas F. Darden, says Cherokee might collaborate with Tata by providing technical advice and money. Representing Cherokee, she will meet with Tata officials this week in Mumbai.

The government of the state of Madhya Pradesh took over the contaminated land from Union Carbide in 1998 and has performed little remediation work since then (C&EN, Jan. 23, 2006, page 23 <http://pubs.acs.org/isubscribe/journals/cen/84/i04/html/8404bus1.html>).

Print Story

To get Dow to invest, Tata offers to lead initiative on Bhopal

INDIAN EXPRESS

Shishir Gupta

Posted online: Monday, January 01, 2007 at 0000 hrs IST

NEW DELHI, December 31 In a first-of-its-kind corporate move, Tata group chairman Ratan Tata has volunteered his services to the UPA government for "remediation" of the Bhopal gas tragedy site to pave the way for Dow Chemicals, now the majority stakeholder of Union Carbide Ltd, to invest in India.

Tata's initiative comes after Dow Chemicals President and CEO Andrew N Liveris expressed his apprehension in making large-scale investments in India after the Department of Chemicals and Fertilizers filed an application in a PIL in a district court suggesting that the $46-billion chemical giant should contribute Rs 100 crore ($22 million) for remediation of the site.

At the India-US CEO forum meeting in New York last October, Liveris pointed out that the liability, if any, is of Union Carbide, which still exists as a separate company, and no liability rests with Dow as it was not in the picture when the disaster took place 22 years ago. Dow purchased Union Carbide Ltd in 1999.

While Dow has made it clear that it would be willing to contribute voluntarily to the remediation of the site as part of the Indian CEOs' corporate effort, it wants the government to clarify that it does not hold Dow legally responsible for the liabilities of Union Carbide.

Writing to the MEA on November 8, Liveris, who is a member of Indo-US CEO forum, said that it was not possible for Dow to invest in India unless the issue was cleared. The Dow CEO said that it wants to work with the local industry CEOs, Madhya Pradesh Government and New Delhi to expedite the remediation efforts.

However, the positive note is that Dow has been allowed collaboration with Reliance Industries Ltd by the Ministry of Industry after taking a green signal from the Law Ministry. The foreign collaboration approval was given to Dow in October, signalling that India has not blacklisted Dow as an investor.

Dow now has large-scale plans to invest in Madhya Pradesh and proposes to even employ relatives of the Bhopal gas tragedy survivors. West Bengal Chief Minister Buddhadeb Bhattacharjee has also indicated to Ministry of External Affairs (MEA) representatives that he is looking towards Dow setting up a chemical industry in his state.

So in a bid to break the deadlock, Tata wrote to Planning Commission Vice Chairman Montek Singh Ahluwalia on November 28 that he was willing "to lead and find funding for remediation of site above and below ground" in Bhopal.

It is understood that Tata wants to set up a corpus with the help of other Indian companies and Dow to clean up the Bhopal plant site. Given that the issue is complex and

has implications for investors, the UPA government is toying with the idea of setting up of a Committee of Secretaries under Cabinet Secretary B K Chaturvedi to examine Tata's proposal and implementation of the site remediation plan. An alternative is an inter-ministerial meeting with Tata or his representatives.

Dow Chemicals purchased Union Carbide after all civil claims were settled as per the Supreme Court's decision. However, NGOs, in a PIL filed in the district court, have claimed that Dow must be held responsible for the remediation measures at the Bhopal site.

But Dow says that while it is comfortable with the case against Union Carbide proceeding in the court, it finds the Department of Chemicals suggestion that Dow fork out Rs 100 crore as an interpretation that the government was holding Dow liable. In a letter to the Ministry of Industry on December 8, the Charge d' Affairs of the US Embassy in Delhi urged the government to withdraw the Rs 100-crore claim on Dow.

While the top leadership of the UPA government is in favour of burying the legacy, a senior Cabinet Minister told The Indian Express: "It is a sad history but should not bring about a stalemate. Dow has come to work in India, it is not shying and running away... if we do not help Dow settle this, then the company will move to Thailand or Vietnam."

ARTICLES REGARDING CANCELLATION OF INDIAN OIL CORPORATION AGREEMENT WITH DOW CHEMICAL
Attachment 2


The Tribune

ONLINE EDITION

IOC cancels deal with Dow Bhopal gas leak survivors rejoice N.D. Sharma

Bhopal, July 18 The 1984 Bhopal gas leak survivors rejoiced today at the cancellation of the agreement between the Indian Oil Corporation (IOC) and Dow Chemicals Company. They assembled at the site of the erstwhile Union Carbide Corporation pesticide plant and danced to the beating of drums.

The Union Carbide, considered responsible for the death of over 20,000 people and permanent injuries to over one lakh others, had merged into Dow Chemicals in 2001. The gas leak survivors have been insisting that Dow Chemicals should accept the criminal and civil liabilities of Union Carbide Corporation towards the survivors.

The IOC last year entered into an agreement with Dow Chemicals to use the Union Carbide's patented technology to set up a naphtha cracker plant at Panipat with a 30-lakh MT per annum production capacity. The survivors have since been protesting, and not only in Bhopal, against the IOC move.

A protest demonstration was also held at Petroleum Minister Mani Shankar Aiyar's constituency of Mayiladuthurai in Tamil Nadu over this issue some time back. Twenty survivors had written in their blood a letter to Prime Minister Manmohan Singh urging him to scrap the agreement.

According to the survivor organisations' leaders, the IOC recently communicated to Dow Chemicals that the technology purchase deal had been cancelled as the IOC had found that critical submissions made by Dow Chemicals as part of the contract negotiations were "false". However, the Indian Government was yet to communicate its final decision to Dow Chemicals, the organisation leaders said.

As part of the campaign against the proposed deal between the IOC and Dow Chemicals, the Bhopal survivors and their sympathisers had launched a nationwide boycott of IOC's petrol pumps.

IOC cancels deal with Dow Chemical

Bhopal gas victims rejoice over the cancellation of Indian Oil Corporation's deal with Dow Chemical, owner of the controversial Union Carbide Corporation responsible for the 1984 Bhopal gas tragedy

To the relief of Bhopal gas tragedy victims and activists the state-run Indian Oil Corporation (IOC) has called off its proposed technology tie-up with Dow Chemical Company, following nationwide protests.

Victims of the tragedy and activists voiced their strong disapproval of the government entering into the deal, offering Union Carbide back-door entry into the country (see Nationwide protest against IOC's tie-up with Union Carbide). An eight-month-long campaign by Bhopal organisations and their supporters demanded that IOC cancel its decision to buy technology from Dow for a proposed monoethylene glycol plant in Panipat, Haryana.

"IOC recently communicated to Dow that the technology purchase deal had been cancelled after IOC found that critical submissions made by Dow as part of the contract negotiations were false," says Rachna Dhingra of International Campaign for Justice in Bhopal. Contrary to Dow's assertions in the original bid, campaigners presented evidence to the government that confirmed that the Meteor technology Dow aimed to sell to IOC was patented and owned by the American multinational Union Carbide.

"We have been successful in our agitation which was on for the past eight months. We have come to know that Indian Oil has decided to call off its deal of buying technology from Dow Chemical. We are celebrating this, as Dow cannot return to India," says Sali Nath Pandey, an activist with the Bhopal Group for Information and Action (BGIA).

Source: ANI, July 19, 2005 *The Pioneer*, July 19, 2005

ARTICLE ON "HUMAN ELEMENT" CAMPAIGN
Attachment 3

Dow highlighting its 'human element'
Kathie Marchlewski, Midland Daily News
06/18/2006

The Dow Chemical Co. is launching a new ad campaign, "The Human Element," and when employees return to work Monday morning, they will be greeted with new signs hanging off the sides of their buildings.

It is the element not listed on the periodic table. "Its importance so obvious, it is simply understood."

The words are part of The Dow Chemical Company's newest advertising campaign. The element absent from charts – the human element.

To illustrate the link between chemistry and humanity, Dow and film crews visited four continents and five countries. From New Zealand's waterfalls to Mexico's Yucatan Peninsula and from Iceland to Namibia and then on to Prague, the team searched for just the right combination of faces and places.

They captured magnificent landscapes; glacial lagoons, primal rock formations and wind-sculpted dunes, and a myriad of people; a village blacksmith, an artist, an orphaned child, a mother with her children.

"It was very apparent that each of the people we worked with knew they were a part of something special," said Doug Brinklow, Dow's advertising manager, who spent three weeks traveling the globe with producers.

The broadcast campaign launched yesterday during the U.S. Open Golf Championship. Additional spots, 90 and 30-second versions, are set to begin showing on NBC, CBS, CNN, the Science Channel and others. A print campaign is also soon to begin, in Newsweek, the Washington Post, the New Yorker, the Scientific American the Midland Daily News and others.

Patti Temple Rocks, Dow's newly-appointed Vice President of Global Communications and Reputation, returned to the company where she began her career in 1981 after a dozen years at GolinHarris Chicago, the agency leading the campaign.

From an advertising industry perspective, the campaign is groundbreaking, she said. And it was developed in a matter of just eight weeks.

Along with the dramatic scenery and imagery, it features real people, not actors or professionals, in their own environments.

The campaign shows the softer side of Dow, Temple Rocks said. "It's more of everything. It's more emotion. We want to communicate our core values."

The ads replace Dow's "Living. Improved daily" effort. They also are a bit

more subtle. The Dow signature isn't immediately apparent as viewers get a glimpse of nature and are introduced to a variety of people. At the end, the human element's symbol morphs into the Dow diamond.

The human element theme is a bigger, more aggressive campaign, Temple Rocks said, one that Dow is adopting at every level of the organization. It is a commitment to realize the trio of attributes in CEO Andrew Liveris' vision: To make Dow the biggest, most profitable, most respected chemical company in the world. It also breathes life into the company's recently-announced 2015 sustainability goals — to improve safety, to reduce environmental impact, conserve natural resources and use science and technology to solve global problems.

"We're all in this together," Temple Rocks said. "These are human issues we're working on."

Admittedly, the campaign is also a strategic business move.

Temple Rocks said the campaign reminds investors that Dow is a producer of more than just mass quantity basic chemicals. It has been steadily narrowing its focus to performance chemicals; more specialized, smaller scale technologies, ones that do things like provide safe drinking water.

"There is this inextricable link between humanity and chemistry. That's what makes Dow unique. It's the power of the brain on the chemical chart to create things that change lives and save lives. ...What we're doing is giving (potential investors) every opportunity to know us." Temple Rocks said.

The print ads feature faces framed by a box on the periodic table labeled "Hu", for the human element.

Those arriving at Dow's corporate headquarters and at its Michigan Operations Monday will see previews of the advertisements on building-sized banners draped this weekend on key structures.

SANFORD J. LEWIS, ATTORNEY

January 26, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Company (Report Regarding Bhopal) On Behalf of the Office of the Comptroller of the City of New York.

Dear Sir/Madam:

Enclosed are six **corrected** copies of the shareholder proponent's response regarding the Dow Chemical Company's no action request on the resolution regarding Bhopal. We found two small errors in yesterday's submitted letter, and are sending corrected versions of the letter today.

Thank you.

Sincerely,



Sanford Lewis

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

SANFORD J. LEWIS, ATTORNEY

January 25, 2007
Corrected Version – January 26, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Company (Report Regarding Bhopal) On Behalf of the Office of the Comptroller of the City of New York.

Dear Sir/Madam:

The New York City Pension Funds ("Proponents") are beneficial owners of common stock of Dow Chemical Company who have submitted a shareholder proposal ("Proposal") to Dow Chemical Company ("Dow" or "Company"). On behalf of Proponents, we are responding to the letter dated January 3, 2007, sent to the Securities and Exchange Commission by Gibson, Dunn & Crutcher, LLP, on behalf of the Company. In that letter, the Dow Chemical Company contends that the proponent's shareholder Proposal may be excluded from the Company's 2007 proxy materials by virtue of Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9.

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2007 proxy materials and that it is not excludable by virtue of those rules.

The Proposal

Resolved: Shareholders request Dow Chemical management to report to shareholders by October 2007, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Background

The Bhopal disaster is arguably the leading test case regarding the role of corporations in a global economy, and of the moral and social responsibility of corporations. While Dow management hopes to paint for shareholders and the world a picture of Bhopal as a tragic bygone, in reality Bhopal remains one of the most significant public policy issues facing the Company. The resolution speaks to the multitude of significant policy issues and asks the Company "to report to shareholders by October 2007, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." Part of the intent of the shareholders in filing this resolution is to ask the Company to review anew the problem posed to the Company by Bhopal, and by the activities of Bhopal survivors and their supporters worldwide, and to do fresh thinking and devise new initiatives to address the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

issues raised. This would be consistent with newspaper reports in India indicating both a high degree of interest of Dow in investing in India, and a need to resolve pending issues in Bhopal to make way for such investment.

To understand the resolution, it is helpful to understand the historical context of Bhopal. In 1984, 500,000 people were exposed to a cloud of toxic gas released from the Union Carbide plant in Bhopal, India. In its immediate aftermath, approximately 8,000 people were killed. Although this tragic event happened over twenty years ago, it poses a relentless crisis for the city of Bhopal. Many of the survivors and their children continue to suffer serious health effects. It is estimated that of the over half a million people exposed to Union Carbide's toxic gases, more than 100,000 people still suffer from exposure-induced chronic illnesses. Breathlessness, persistent cough, diminished vision, early age cataracts, loss of appetite, menstrual irregularities, recurrent fever, back and body aches, loss of sensation in limbs, fatigue, weakness, anxiety and depression are the most common symptoms among survivors. There is also allegedly a rise in cancers, tuberculosis, reproductive system problems and other problems such as growth retardation among children born after the disaster. The International Medical Commission on Bhopal (an independent group of 15 doctors from 11 countries) estimated in 1994 that, among adults between age 18 and 60, about 50,000 were permanently damaged.

The Bhopal facility ceased operation after the gas disaster. The environmental contamination from the site operations – much of it created prior to the chemical disaster and some due to abandoned -- has rendered parts of the city a dangerous place to live. Thousands of tons of toxic wastes, including obsolete pesticides such as the persistent and bioaccumulative poison HCH and persistent metals such as mercury, have been abandoned at the factory site. Mercury levels in some areas are six million times the background values. The groundwater carries high loads of heavy metals, persistent pollutants, including chlorinated chemicals and solvents. Although a portion of the residents have access to overhead tanks of clean water, many of the at least 20,000 people living in the vicinity are routinely exposed to these chemicals in their drinking water from local wells. The economy, environment and public health of the city of Bhopal remains devastated by the chemical disaster.

The Bhopal disaster and contamination has been subject to litigation – some in the past, and some continuing or looming at present. The civil case filed by the Indian government on behalf of the gas disaster survivors was settled for $470 million in 1989. Civil suits concerning the ongoing contamination were filed in the United States against Union Carbide and former CEO Warren Anderson, and are currently pending in the US Court of Appeals, 2d Circuit. The cases focus on claims for personal injury, property damages and medical monitoring, and for remediation of soil and groundwater in the vicinity of the Bhopal site.

As noted by the company, there is also litigation pending in the Madhya Pradesh High Court, India regarding remediation of soil and groundwater contamination in the area of the Bhopal site.

There also remains criminal litigation in India related to the gas disaster. Union Carbide is one of twelve named defendants in the criminal case resulting from the Bhopal disaster, still

pending in the courts in India. Since the Company and its former CEO have never filed an appearance in the criminal case, they have been declared absconders from justice by the Bhopal Chief Judicial Magistrate, and the court has ordered the government to seek extradition of Anderson. The Court had also ordered the issuance of a summons to the Dow Chemical Company. The company's Indian subsidiary obtained a stay on the order from the Madhya Pradesh High Court. An application praying for the stay order to be vacated is pending in the High Court, with a hearing anticipated in February 2007.

The pending concerns and activities in Bhopal appear to be an impediment to substantial investment by Dow Chemical in India. In 2005 the Indian Oil Company cancelled an agreement with Dow Chemical to use the Union Carbide's patented technology to set up a naphtha cracker plant at Panipat with a 30-lakh MT per annum production capacity. The cancellation came after extensive protest by Bhopal survivor groups. **See Attachment 2.**

Finally, in the last month there have been significant developments as the CEO of Tata Group, one of India's oldest, largest and most respected business conglomerates, has proposed to coordinate a funding plan that would allow remediation of the site and to allow Dow to put the issue behind it. According to the *Indian Express* (December 31, 2006), Tata group chairman Ratan Tata, in his capacity as chairperson of US-India CEO Forum, has volunteered his services to the UPA government for "remediation" of the Bhopal gas tragedy site to pave the way for Dow Chemical, now the majority stockholder of Union Carbide, to invest in India. It is pertinent to note that Dow has approached the Indian Prime Minister and the Government with its investment proposals and concerns through the offices of the US-India CEO Forum, of which Mr. Liveris is a member. **See Attachment 1.**

According to press reports Dow has not been able to make large scale investments in India while the Bhopal matter is pending. The *Indian Express* article noted:

> **Tata's initiative comes after Dow Chemicals President and CEO Andrew N Liveris expressed his apprehension in making large-scale investments in India** after the Department of Chemicals and Fertilizers filed an application in a PIL in a district court suggesting that the $46-billion chemical giant should contribute Rs 100 crore ($22 million) for remediation of the site.
>
> At the India-US CEO forum meeting in New York last October, Liveris pointed out that the liability, if any, is of Union Carbide, which still exists as a separate company, and no liability rests with Dow as it was not in the picture when the disaster took place 22 years ago. Dow purchased Union Carbide Ltd in 1999.
>
> **While Dow has made it clear that it would be willing to contribute voluntarily to the remediation of the site as part of the Indian CEOs' corporate effort, it wants the government to clarify that it does not hold Dow legally responsible for the liabilities of Union Carbide.**

Thus there does appear to be one new initiative potentially pending. However, Dow has neither reported to its shareholders the investment impediment posed by the outstanding liability charges pending in India, nor on this emerging initiative.

I. The Proposal is Not Vague or Misleading Because a New Initiative is Possible and May Even be in the Works.

Dow argues that the Proposal is vague and indefinite because it suggests the presence of something that does not exist – i.e. that the Company will be undertaking a new initiative when it has stated that it will not be taking any new initiatives. This argument fails for two reasons:

1. A significant volume of press reports indicate that in fact, there may be a new initiative to address the health, environmental and social concerns of the Bhopal survivors that may involve Dow Chemical
2. Even if no such reports existed, there is no reason why shareholders cannot through a resolution ask a company to consider and report on new initiatives, even though none are planned at the time of filing of the resolution;

Under Rule 14a-8(i)(3), proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") The SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded." *Id.*

Press Reports Demonstrating a New Initiative in the Works

In the last few months there have been public statements by Dow's CEO as well as industry leaders in India, that a new plan may be in the works to finally remediate the environmental contamination at the disaster site and to address the economic concerns of the Bhopal survivors. This "first-of-its-kind corporate move" began with the comments of Dow's CEO, Andrew Liveris, on November 8, 2006, in which he said that it was not possible for Dow to invest in India unless liability issues were cleared. Liveris "said that [Dow] wants to work with the local industry CEOs, Madhya Pradesh Government and New Delhi to expedite the remediation efforts." Shishir Gupta,**To get Dow to invest, Tata offers to lead initiative on Bhopal**, Indian Express, *Posted online: Monday, January 01, 2007.* **See Attachment 1.**

Specifically the CEO of Tata Group, one of India's oldest, largest and most respected business conglomerates, has proposed to coordinate a funding plan that would allow the site to be cleaned up.

The CEO of Tata Group, Ratan Tata, who, along with Liveris, is a member of the Indo-US CEO Forum is quoted as saying he was prepared to help the interested parties "find funding for remediation of site above and below ground" in Bhopal. Given the prominence of the Tata Group and the fact that the Mr. Tata, is also the co-chairman of US-India CEO Forum these reports indicate that a significant new initiative may be in the offing. [1]

These press reports indicate that Dow would be willing to contribute voluntarily to the remediation of the site and would like to invest in Madhya Pradesh, and even employ relatives of the Bhopal gas tragedy survivors, if a number of outstanding issues were resolved. This demonstrates that Dow's concerns may be addressed and that there may in fact be some announcements of new plans that may address the problems facing the Bhopal survivors. Consequently, it is inaccurate to say categorically that there will not be any new initiatives in the near future. While for the limited purposes of its no-action request it may be in the Company's interest to cast doubt on this possibility, we urge the Staff to consider that these press reports provide strong evidence that a new initiative may be forthcoming in 2007.

Even if the Tata proposal does not move ahead, it has provoked renewed and vigorous protests by Bhopal survivors that distrust the Tata Group. These protests and the accompanying boycotts of Tata Group products are being widely reported in the press, including in the American Chemical Society's industry publication "Chemical & Engineering News". This development may represent a new chapter for the Bhopal victims as their plight attracts new and growing attention. These new protests and the pressure they generate on Dow may become the impetus for yet another different initiative to be developed. Similarly, as serious proposals like the Tata proposal are vetted in the public arena the potential solutions will become more concrete in peoples minds and will remind all concerned that far too much time has passed for remediation to still be deadlocked. As such, the Tata proposal, at the very least, is an illustration of how it is premature to conclude that there will be no new initiatives this year.

Returning to the Rule 14a-8(i)(3) standard described above it, is clear that, in light of these reports, that the Company has not met its significant burden of demonstrating that the Proposal may be excluded. They have not shown that shareholders are being mislead into believing that new initiatives may occur. Rather the opposite is true, there is a real opportunity for a new initiative. These public statements from Indian and Dow executives demonstrate that the Proponents have not assumed the presence of something that does not exist.

<u>The Lack of a Planned New Initiative Does Not Preclude a Report Request</u>

Even if the Company is not currently planning new initiatives, this is not a basis for concluding that the request to report on new initiatives is vague or misleading. The intent of

1 See www.tata.com for a description of the Tata company.

the resolution is clearly to spur the Company to review again its current posture of no liability, no responsibility, no action.

We also observe that Dow made the exact same argument, unsuccessfully, last year. In 2006, Dow stated at page 14 of its no action request letter:

> The Proposal request that the Company issue a report containing "descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." The Company has not announced any such initiatives. Thus, stockholders voting on the Proposal would not know what is encompassed by the Proposal, and the Company would not know what stockholders would expect of it in implementing the Proposal. As such, the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

We respectfully urge the Staff to remain consistent and to conclude this year that the Proposal is not excludable pursuant to Rule 14a-8(i)(3).

Finally, the "vague and misleading" cases cited by the Company are not analogous to the current Proposal. *General Magic, Inc.* (May 1, 2000) involved the angry fulminations of a disgruntled shareholder and *Duke Energy Corp.* (February 8, 2002) concerns the adequacy of a proponent's disclosures not the existence of the underlying facts (the issue presented in our case).

In *General Magic, Inc.* (May 1, 2000) the Proposal was an extreme example of a rambling and unfocused shareholder proposal. In fact it appeared to have two resolved clauses. One read:

> THE COMPANY CHANGE ITS DISCLOSURE POLICY IMMEDIATELY, AND ANSWER SHAREHOLDERS QUESTIONS PROPERLY, AND IF THEY CANNOT ANSWER THE QUESTIONS, THEN THEY SHOULD MAKE AN IMMEDIATE PUBLIC ANNOUNCEMENT AND NO MORE FALSE STATEMENTS, ABOUT THE COMPETITION AND SIMILAR EXCUSES. (all capital letters in original)

The other clause read:

> I HEREBY PROPOSE THAT THE NAME OF OUR CO. GENERAL MAGIC BE RENAMED TO,
>
> "THE HELL WITH SHAREHOLDERS" (all capital letters in original)

Clearly, the Proposal is not remotely similar to the *General Magic* "proposal" which was correctly excluded for essentially being a colorful diatribe that was not focused enough to identify a single resolve clause. The Proposal, in contrast, is a balanced and articulate expression of concern about a significant social policy issue and is the epitome of clarity compared to *General Magic.*

With respect to *Duke Energy Corp.* (February 8, 2002) the Staff concluded the proposal could be excluded because "the proposal calls for the creation of a nominating committee but does not adequately disclose this in the proposal and supporting statement." That analysis is distinct from the argument made by Company and demonstrates that it does not apply to this case. In *Duke Energy Corp.* there was no disagreement about whether a nominating committee existed or not (it clearly did not), the question was whether the proposal was sufficiently clear that it did not exist. That is not the situation in our case, where the Company is asserting that there will not be any new initiatives -- and is free to make such an assertion in its response to the resolution. Moreover, as noted above there is some evidence to suggest that a new initiative is in fact under discussion, including the involvement of Dow Chemical.

We have a disagreement about the essential facts of our case, while *Duke Energy Corp.* agreed on the facts, but disagreed about the particular wording. Consequently, the analysis used in *Duke Energy Corp.* does not apply to the Proposal and cannot provide a foundation for exclusion.

II. The Proposal Has Not Already Been Substantially Implemented.

The Company's Activities and Statements Send Contradictory Signals Regarding Whether it Will Take New Initiatives

The Company claims that it has implemented the Proposal because it has reported that "there are no additional initiatives planned during the period covered by the Proposal." Company Letter at page 4.
They made such a statement in response to last year's Bhopal resolution. They have not, however, made such a statement directly to shareholders. To the contrary, in the year since last year's resolution was debated, they initiated and have heavily funded a new public campaign, "The Human Element" which announced Dow's commitment to addressing issues of water quality, human needs, etc. [Exhibit B]. If anything, the public impression created by their new campaign, which proponents cited in the resolution, is that Dow has upped its commitment to address environmental and human rights issues wherever they arise in the world. Certainly it is reasonable for investors to wonder whether this changes the Company's posture regarding its immense legacy issues relative to Bhopal. The resolution presents the opportunity, therefore, for the Company to articulate the relationship between its stated public commitment and initiatives on clean water and human needs and the festering human and water needs of Bhopal.

The Dow "Human Element" campaign (See Attachment 3) is exemplified by its website, http://www.dow.com/Hu/, which is replete with images of Third World people enjoying the fruits of Dow's caring approach to water and human needs. The site notes, for example, "responsibility begins here." The news release announcing the Human Element campaign noted that the campaign "is a commitment to realize the trio of attributes in CEO Andrew Liveris' vision: To make Dow the biggest, most profitable, most respected chemical company in the world. It also breathes life into the Company's recently-announced 2015 sustainability

goals — to improve safety, to reduce environmental impact, conserve natural resources and use science and technology to solve global problems."

The Human Element campaign invites the obvious shareholder question – how does this new campaign relate to the problems in Bhopal?

Also, it is clear from our discussion in Section I that there is mounting evidence that the pieces of the puzzle may be coming together for some new initiative to be announced that would provide for the clean up of the site and potentially some response to the economic plight of the survivors. In the next nine months (the end of the October 2007 time period of the Proposal), the Tata proposal may result in a new plan to address the Bhopal disaster. It may provide the impetus for a separate and more effective plan. Discussions may also not get far enough to result in a full fledged plan, but the essential elements may be identified and provide a basis for future resolution. No matter which, if any, of these possibilities comes to fruition, the Rule 14a-8(i)(10) analysis remains that same: it is premature to conclude that there will be nothing to report on by October 2007.

The Company's Past Statement of Inaction on Bhopal Does not Substantially Implement a Need for a 2007 Report on a Potential Bhopal Initiative

The Company's resolution opposition statement that it would take no new initiatives in Bhopal was made almost a year ago in the Company's 2006 Definitive Proxy Statement, before the launch of the new Company posture presented in the Human Element campaign. Furthermore, the confirmation that this statement still holds (page 4 of No Action Request letter) is being made to the SEC Staff, not to the shareholders. The Proposal clearly does not ask for a report to the SEC Staff, rather it requests a "report to shareholders" and could only be fulfilled along the timeline requested, based on ongoing developments in Bhopal and India including in subsequent months that appear to be increasing the demand and even the opportunity for Company action. Consequently, the Proposal has not been substantially implemented.

Once again, for the limited purpose of Rule 14a-8, the management appears to be attempting to ignore or minimize the potential for the Tata proposal or any subsequent proposals. But the fact remains, that there appear to be significant discussions occurring right now that could lead to a new initiative. Furthermore, the Company has not stated "there are no additional initiatives" to the shareholders since early 2006. Consequently, it is in the interest of the shareholders and the Company to have the Proposal appear in Dow's 2007 proxy materials so that the shareholders can give their opinion on this significant policy issue.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. As demonstrated above, the Proposal is not vague or misleading. Furthermore, the Company has not substantially implemented the Proposal. The Proposal is identical to last year's permitted proposal and is essentially the same

proposal that the Staff allowed in 2004. As in previous years, the Proposal should be permitted again.

In the event that the Staff decides to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law



Jonas Kron
Attorney at Law

Attachments

cc:
Ronald O. Mueller, Attorney at Law Gibson, Dunn & Crutcher LLP
Pat Doherty, Office of the Comptroller of the City of New York

ARTICLES REGARDING NEW INITIATIVE FOR REMEDIATION OF THE BHOPAL SITE INCLUDING DOW CHEMICAL
Attachment 1

CHEMICAL AND ENGINEERING NEWS

http://pubs.acs.org/cen/news/85/i02/8502notw6.html
Chemical and Engineering News
January 8, 2007

Another Offer To Clean Up Bhopal
Indian conglomerate proposes to restore infamous site
Jean-François Tremblay <http://pubs.acs.org/cen/staff/biojt.html>
Tata Group <http://www.tata.com/> , one of India's largest business conglomerates, reportedly has offered to coordinate the cleanup of the old Union Carbide <http://www.unioncarbide.com/> site in Bhopal. This would mark the second time in two years that a major company has volunteered to remediate the site, where thousands of people died in a 1984 chemical leak.

Group Chairman Ratan Tata is said to have made the proposal in late November in a letter to India's Planning Commission. Details of the offer emerged a week ago in a report in the newspaper Indian Express.

Tata pointed out that he was willing to "lead and find funding for remediation of the site above and below ground," the newspaper reported. The Tata Group did not respond to C&EN's request for comment.

Survivors of the Bhopal disaster reacted furiously to the conglomerate's possible involvement. At a Jan. 3 press conference in Bhopal, activist groups called Tata "an antinational element" that is responsible for environmental damage throughout India. The activists insist that Dow Chemical <http://www.dow.com/> and no one else must pay for the cleanup. They are also unhappy with Tata's assertion that restoring the site will allow Dow to invest in India.

Fearful of Bhopal-related asset claims, Dow has not invested in new plants in India since acquiring Carbide in 2001. Pressure from activists in 2005 led to the cancellation of a technology licensing deal between Dow and Indian Oil Corp. <http://www.iocl.com/>

Cherokee Investment Partners <http://www.cherokeefund.com/> , a U.S. company that specializes in the remediation of contaminated sites, offered in 2005 to lead cleanup efforts in Bhopal on a philanthropic basis. Cherokee says it has no links with Dow.

Amita N. Poole, a Washington, D.C.-based lobbyist at the law firm Akin Gump Strauss Hauer & Feld <http://www.akingump.com/> and a friend of Cherokee CEO Thomas F. Darden, says Cherokee might collaborate with Tata by providing technical advice and money. Representing Cherokee, she will meet with Tata officials this week in Mumbai.

The government of the state of Madhya Pradesh took over the contaminated land from Union Carbide in 1998 and has performed little remediation work since then (C&EN, Jan. 23, 2006, page 23 <http://pubs.acs.org/isubscribe/journals/cen/84/i04/html/8404bus1.html>).

Print Story

To get Dow to invest, Tata offers to lead initiative on Bhopal

INDIAN EXPRESS

Shishir Gupta

Posted online: Monday, January 01, 2007 at 0000 hrs IST

NEW DELHI, December 31 In a first-of-its-kind corporate move, Tata group chairman Ratan Tata has volunteered his services to the UPA government for "remediation" of the Bhopal gas tragedy site to pave the way for Dow Chemicals, now the majority stakeholder of Union Carbide Ltd, to invest in India.

Tata's initiative comes after Dow Chemicals President and CEO Andrew N Liveris expressed his apprehension in making large-scale investments in India after the Department of Chemicals and Fertilizers filed an application in a PIL in a district court suggesting that the $46-billion chemical giant should contribute Rs 100 crore ($22 million) for remediation of the site.

At the India-US CEO forum meeting in New York last October. Liveris pointed out that the liability, if any, is of Union Carbide, which still exists as a separate company, and no liability rests with Dow as it was not in the picture when the disaster took place 22 years ago. Dow purchased Union Carbide Ltd in 1999.

While Dow has made it clear that it would be willing to contribute voluntarily to the remediation of the site as part of the Indian CEOs' corporate effort, it wants the government to clarify that it does not hold Dow legally responsible for the liabilities of Union Carbide.

Writing to the MEA on November 8, Liveris, who is a member of Indo-US CEO forum, [illegible] not possible for Dow to invest in India unless the issue was cleared. The Dow CEO said that it wants to work with the local industry CEOs, Madhya Pradesh Government and New Delhi to [illegible] efforts.

However, the positive note is that Dow has been allowed collaboration with Reliance Industries Ltd by the [illegible]. The foreign collaboration approval was given to Dow in October, signalling that [illegible] not blacklisted Dow as an investor.

Dow now has large-scale plans to invest in Madhya Pradesh and proposes to even employ relatives of the Bhopal gas tragedy [illegible] Bhattacharjee has also indicated to Ministry of External Affairs (MEA) representatives that he is looking towards Dow setting up a chemical industry in his state.

So in a bid to break the deadlock, Tata wrote to Planning Commission Vice Chairman Montek Singh Ahluwalia on November 28 that he was willing "to lead and find funding for remediation of site above and below ground" in Bhopal.

It is understood that Tata wants to set up a corpus with the help of other [illegible] companies and Dow to clean up the Bhopal plant site. Given that the issue is complex and

has implications for investors, the UPA government is toying with the idea of setting up of a Committee of Secretaries under Cabinet Secretary B K Chaturvedi to examine Tata's proposal and implementation of the site remediation plan. An alternative is an inter-ministerial meeting with Tata or his representatives.

Dow Chemicals purchased Union Carbide after all civil claims were settled as per the Supreme Court's decision. However, NGOs, in a PIL filed in the district court, have claimed that Dow must be held responsible for the remediation measures at the Bhopal site.

But Dow says that while it is comfortable with the case against Union Carbide proceeding in the court, it finds the Department of Chemicals suggestion that Dow fork out Rs 100 crore as an interpretation that the government was holding Dow liable. In a letter to the Ministry of Industry on December 8, the Charge d' Affairs of the US Embassy in Delhi urged the government to withdraw the Rs 100-crore claim on Dow.

While the top leadership of the UPA government is in favour of burying the legacy, a senior Cabinet Minister told The Indian Express: "It is a sad history but should not bring about a stalemate. Dow has come to work in India, it is not shying and running away... if we do not help Dow settle this, then the company will move to Thailand or Vietnam."

ARTICLES REGARDING CANCELLATION OF INDIAN OIL CORPORATION AGREEMENT WITH DOW CHEMICAL
Attachment 2

The Tribune
ONLINE EDITION

IOC cancels deal with Dow Bhopal gas leak survivors rejoice N.D. Sharma

Bhopal, July 18 The 1984 Bhopal gas leak survivors rejoiced today at the cancellation of the agreement between the Indian Oil Corporation (IOC) and Dow Chemicals Company. They assembled at the site of the erstwhile Union Carbide Corporation pesticide plant and danced to the beating of drums.

The Union Carbide, considered responsible for the death of over 20,000 people and permanent injuries to over one lakh others, had merged into Dow Chemicals in 2001. The gas leak survivors have been insisting that Dow Chemicals should accept the criminal and civil liabilities of Union Carbide Corporation towards the survivors.

The IOC last year entered into an agreement with Dow Chemicals to use the Union Carbide's patented technology to set up a naphtha cracker plant at Panipat with a 30-lakh MT per annum production capacity. The survivors have since been protesting, and not only in Bhopal, against the IOC move.

A protest demonstration was also held at Petroleum Minister Mani Shankar Aiyar's constituency of Mayiladuthurai in Tamil Nadu over this issue some time back. Twenty survivors had written in their blood a letter to Prime Minister Manmohan Singh urging him to scrap the agreement.

According to the survivor organisations' leaders, the IOC recently communicated to Dow Chemicals that the technology purchase deal had been cancelled as the IOC had found that critical submissions made by Dow Chemicals as part of the contract negotiations were "false". However, the Indian Government was yet to communicate its final decision to Dow Chemicals, the organisation leaders said.

As part of the campaign against the proposed deal between the IOC and Dow Chemicals, the Bhopal survivors and their sympathisers had launched a nationwide boycott of IOC's petrol pumps.

IOC cancels deal with Dow Chemical

Bhopal gas victims rejoice over the cancellation of Indian Oil Corporation's deal with Dow Chemical, owner of the controversial Union Carbide Corporation responsible for the 1984 Bhopal gas tragedy

To the relief of Bhopal gas tragedy victims and activists the state-run Indian Oil Corporation (IOC) has called off its proposed technology tie-up with Dow Chemical Company, following nationwide protests.

Victims of the tragedy and activists voiced their strong disapproval of the government entering into the deal, offering Union Carbide back-door entry into the country (see Nationwide protest against IOC's tie-up with Union Carbide). An eight-month-long campaign by Bhopal organisations and their supporters demanded that IOC cancel its decision to buy technology from Dow for a proposed monoethylene glycol plant in Panipat, Haryana.

"IOC recently communicated to Dow that the technology purchase deal had been cancelled after IOC found that critical submissions made by Dow as part of the contract negotiations were false," says Rachna Dhingra of International Campaign for Justice in Bhopal. Contrary to Dow's assertions in the original bid, campaigners presented evidence to the government that confirmed that the Meteor technology Dow aimed to sell to IOC was patented and owned by the American multinational Union Carbide.

"We have been successful in our agitation which was on for the past eight months. We have come to know that Indian Oil has decided to call off its deal of buying technology from Dow Chemical. We are celebrating this, as Dow cannot return to India," says Sali Nath Pandey, an activist with the Bhopal Group for Information and Action (BGIA).

Source: ANI, July 19, 2005 *The Pioneer*, July 19, 2005

ARTICLE ON "HUMAN ELEMENT" CAMPAIGN
Attachment 3

Dow highlighting its 'human element'
Kathie Marchlewski, Midland Daily News
06/18/2006

The Dow Chemical Co. is launching a new ad campaign, "The Human Element," and when employees return to work Monday morning, they will be greeted with new signs hanging off the sides of their buildings.

It is the element not listed on the periodic table. "Its importance so obvious, it is simply understood."

The words are part of The Dow Chemical Company's newest advertising campaign. The element absent from charts – the human element.

To illustrate the link between chemistry and humanity, Dow and film crews visited four continents and five countries. From New Zealand's waterfalls to Mexico's Yucatan Peninsula and from Iceland to Namibia and then on to Prague, the team searched for just the right combination of faces and places.

They captured magnificent landscapes; glacial lagoons, primal rock formations and wind-sculpted dunes, and a myriad of people; a village blacksmith, an artist, an orphaned child, a mother with her children.

"It was very apparent that each of the people we worked with knew they were a part of something special," said Doug Brinklow, Dow's advertising manager, who spent three weeks traveling the globe with producers.

The broadcast campaign launched yesterday during the U.S. Open Golf Championship. Additional spots, 90 and 30-second versions, are set to begin showing on NBC, CBS, CNN, the Science Channel and others. A print campaign is also soon to begin, in Newsweek, the Washington Post, the New Yorker, the Scientific American the Midland Daily News and others.

Patti Temple Rocks, Dow's newly-appointed Vice President of Global Communications and Reputation, returned to the company where she began her career in 1981 after a dozen years at GolinHarris Chicago, the agency leading the campaign.

From an advertising industry perspective, the campaign is groundbreaking, she said. And it was developed in a matter of just eight weeks.

Along with the dramatic scenery and imagery, it features real people, not actors or professionals, in their own environments.

The campaign shows the softer side of Dow, Temple Rocks said. "It's more of everything. It's more emotion. We want to communicate our core values."

The ads replace Dow's "Living. Improved daily" effort. They also are a bit

more subtle. The Dow signature isn't immediately apparent as viewers get a glimpse of nature and are introduced to a variety of people. At the end, the human element's symbol morphs into the Dow diamond.

The human element theme is a bigger, more aggressive campaign, Temple Rocks said, one that Dow is adopting at every level of the organization. It is a commitment to realize the trio of attributes in CEO Andrew Liveris' vision: To make Dow the biggest, most profitable, most respected chemical company in the world. It also breathes life into the company's recently-announced 2015 sustainability goals — to improve safety, to reduce environmental impact, conserve natural resources and use science and technology to solve global problems.

"We're all in this together," Temple Rocks said. "These are human issues we're working on."

Admittedly, the campaign is also a strategic business move.

Temple Rocks said the campaign reminds investors that Dow is a producer of more than just mass quantity basic chemicals. It has been steadily narrowing its focus to performance chemicals; more specialized, smaller scale technologies, ones that do things like provide safe drinking water.

"There is this inextricable link between humanity and chemistry. That's what makes Dow unique. It's the power of the brain on the chemical chart to create things that change lives and save lives. ...What we're doing is giving (potential investors) every opportunity to know us." Temple Rocks said.

The print ads feature faces framed by a box on the periodic table labeled "Hu", for the human element.

Those arriving at Dow's corporate headquarters and at its Michigan Operations Monday will see previews of the advertisements on building-sized banners draped this weekend on key structures.

SANFORD J. LEWIS, ATTORNEY

February 21, 2006
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Company (Report Regarding Bhopal) On Behalf of the New York City Pension Funds.

Dear Sir/Madam:

On behalf of the New York City Pension Funds ("Proponents") this letter is a response to Dow Chemical Company's ("Dow" or "Company") second letter in this matter, dated February 16, 2007. This letter is being conveyed via email with six copies being sent via overnight mail. A copy of this letter is being sent concurrently to Dow's Attorney Ronald O. Mueller.

I. The Proposal Does Not Mislead Shareholders.

The language of the resolution stands on its own as neither false nor misleading.

In their letter, the Company reiterates that Dow Chemical has no new initiatives planned to remediate the Bhopal site. The Company states that the request for a report with "descriptions of any new initiatives instituted by the management" is improper because there are no new initiatives and therefore the resolution would "actively mislead" investors. Parsing the Proposal's actual language, however, it makes no representation that there are new initiatives. Rather, the Proposal only asks the Company to report on "any new initiatives." The intent of the total proposal is clear -- to encourage the Company to develop and then report upon new initiatives, if "any" are initiated. Shareholders voting on this Resolution would clearly understand that they are asking the management to bring them up-to-date, up and beyond the 2007 shareholder meeting.

Turning to the no-action letter cited by the Company, *Rorer Group, Inc.* (January 29, 1986), it is evident that the Company's reliance on this case is misplaced. First, *Rorer* was decided prior to Staff Legal Bulletin 14B which stated:

> We believe that the staff's process of becoming involved in evaluating wording changes to proposals and/or supporting statements has evolved well beyond its original intent and resulted in an inappropriate extension of rule 14a-8(i)(3).

Clearly *Rorer* is an example of the Staff becoming overly involved in evaluating word changes. This is made clear from the text of the Staff letter which read:

> The proposal may not be omitted under rule 14a-8(c)(3). However, the first subparagraph of the first paragraph of the supporting statement may be amended to delete the word ``surreptitiously," under rule 14a-8(c)(3). Likewise, the word ``strong" and the phrase ``management turned a deaf ear" may be deleted from the second subparagraph of the first paragraph, under rule 14a-8(c)(3). The second sentence of the first subparagraph of the first paragraph may not be omitted under rule 14a-8(c)(1), provided it is amended promptly to restate it as the opinion of the proponent. The third subparagraph of the first paragraph may be omitted under rule 14a-8(c)(3). Assuming that the proponent revises the proposal to restate it in opinion form, the second paragraph of the supporting statement may be omitted under rule 14a-8(c)(1), unless it is restated to indicate that management would not be obligated to take the action recommended. The second clause of the second sentence of the third paragraph may not be omitted under rule 14a-8(c)(3), provided the proponent promptly revises the clause to insert the word ``staff" between the words ``Commission" and ``rejected."

As is apparent, the Staff in *Rorer* was providing a level of factual refereeing that it has clearly stated it will no longer provide.

Second, in *Rorer* the supporting statement made a positive assertion of fact that an offer to acquire had been made at some date certain in the past. Consequently, the existence of that past fact could be established one way or the other.[1] Here, in contrast, the Proposal accurately states that credible sources have suggested that at some point in the near future there may be a new initiative on Bhopal remediation. That is not a representation as to a past fact that already either occurred or didn't, as in *Rorer*. Consequently, the Proposal is not misleading, and it is not made misleading by the Company's prediction that a new Bhopal initiative will not happen.

Though the proponent believes the resolution is in no way false or misleading, New York City Pension Funds would be glad to adjust the language if the staff finds it necessary or appropriate.

II. New Developments in India and Dow Chemical's Own PR Efforts Create Reasonable Expectation That New Initiatives Are Possible, Undermining Both Dow's "Misleading" Claim and its "Substantially Implemented" Assertion.

> <u>The news reports and Dow Chemical public relations efforts reinforce the idea that future initiatives may be possible.</u>

The company questions the credibility and volume of the news items enclosed with our letter. We included two very notable sources – a leading chemical industry publication, Chemical and Engineering News, and a leading Indian media source, Indian Express. Indian Express, the originator of the story indicating that Rajan Tata is proposing establishing a fund for

---

1 We note that the Company has not taken this opportunity to dispute how we distinguished *Duke Energy Corp.* (February 8, 2002) as concerning adequacy of disclosure, not establishment of facts. Consequently, the Company's position lacks any support from previous no-action letters.

remediation of Bhopal and that such fund may seek financial support from Dow Chemical, is not just a random news outlet but rather a major publication in India with a reputation for investigative journalism. Indian Express is reportedly one of the four largest news publishing groups in India, publishing in 17 cities.[2]

For the sake of not overburdening SEC staff, we did not include every available article. Appendix A contains examples of additional references to the so-called Tata initiative.

Dow Chemical's Human Element "Company Branding" Campaign Creates Reasonable Expectation of New Initiatives

The Company's attorneys attempt to downplay how Dow Chemical's "Human Element" campaign, as part of the total mix of information, could lead shareholders to anticipate that there might be a new Bhopal initiative. While they attempt to portray the publicity campaign as promoting the development of new products, the imagery and language in that public campaign has been built principally around the notion that Dow will take initiatives that responsibly address longer-term human needs. By and large the campaign is based on images of humanity in all its ethnicities, and around the human needs for fundamental provisions such as water. There are, for instance, numerous Asian faces and profiles in the ad effort, without reference to specific products being brought to the needy Asian communities. The campaign is heavy on language such as "human needs" and light on specifics of products being developed.

This "company branding" campaign is largely focused on creating an identity for Dow as one of corporate responsibility, humanity, and sustainability. The ad campaign even has a tagline, "Responsibility begins here." Other taglines are: "helping those who need it most;" "working together to shelter the world;" "Sustainability. The solution for tomorrow;" and "turning the dream into reality". These different slogans appear on the Dow Human Element website as one moves the cursor over different faces. They send the message that sustainability is the solution for tomorrow, not that Styrofoam is the solution for tomorrow.

CEO Liveris on the Human Element website says **"Sustainability begins at home, but its destiny is to engage the problems of the world. We will build on our company's rich legacy of leadership in solving the world's most pressing problems with a spirit of fearless accountability, not just for our own footprint on the planet but the collective footprint we make as part of the human family." (Emphasis added).**

One typical print ad says "And just like that the face of chemistry changes. A world that

[2] The website of the Embassy of India in Japan provides useful background on where Indian Express fits into the media landscape in India. "There are four major publishing groups in India, each of which controls national and regional English-language and vernacular publications. They are the Times of India Group, the Indian Express Group, the Hindustan Times Group, and the Anandabazar Patrika Group. The Times of India is India's largest English-language daily, with a circulation of 656,000, published in six cities. The Indian Express , with a daily circulation of 519,000, is published in seventeen cities. There also are seven other daily newspapers with circulations of between 134,000 and 477,000, all in English and all competitive with one another. Indian-language newspapers also enjoy large circulations but usually on a statewide or citywide basis.
"http://www.embassyofindiajapan.org/glance2.html

includes the Human Element along with hydrogen, oxygen and the other elements, is a very different world indeed. Suddenly, chemistry is put to work solving human problems. Bonds are formed between aspirations and commitments. And the energy released from reactions fuels a boundless spirit that will make the planet a safer, cleaner, more comfortable place for generations to come. A world that welcomes change is about to meet the element of change: the Human Element."

This language is very similar to the language contained in the TV ad that the company has been running. See http://customepk.com/dowhucampaign/broadcast.html
TV viewers see an ad that does not focus on products the company is producing; it resonates with themes of shared humanity more than of corporate innovation. We believe the product being sold is the idea that Dow is a humane company. Shareholders may reasonably infer that a company that prioritizes "the Human Element" would resolve its legacy of human and environmental catastrophe such as in Bhopal.

III. The Proposal Has Not Been Substantially Implemented.

Finally, the Company has reasserted that its 2006 proxy opposition statement responding to essentially the same resolution, stating that Dow Chemical will take no new initiatives in Bhopal, substantially implements the resolution. **Their 2006 proxy statement said: "Dow management has not instituted any initiatives on this subject and does not plan to do so over the coming year."**

While it is true that a previous statement or report can in some instances constitute substantial implementation of a request for a report, that would only be the case if the requested report could exist prior to the resolution. But in this instance, where the resolution is a request to report on "any new initiatives" in a quickly evolving matter with ongoing developments and impacts on the Company, last year's report cannot have substantially implemented a current request for a report on "new initiatives." The resolution, slated for publication for the 2007 shareholder meeting, could not be substantially implemented by a proxy statement of the Company in 2006 that it did not then intend to undertake new initiatives.

In response to the 2007 resolution, the management is of course free to issue the same statement. But especially in light of the Human Element campaign and recent developments in India such as the Tata initiative, a 2006 statement cannot serve as the report on the Company's intentions in 2007.

Also, the Company's reliance on *Exxon Mobil Corp.* (January 24, 2001) is misplaced., We would urge the Staff to simply look at what occurred in *Exxon.* The proposal in that case read:

> RESOLVED: Shareholders request the Board of Directors do a thorough review of the pipeline project; develop criteria for our Company's involvement in the project and report the results to shareholders by November 2000.

The Company argued that it had substantially implemented the proposal because:

1. "The Corporation has conducted a major and thorough evaluation of the impact of the Project on the environment and people of Chad and Cameroon, provided numerous opportunities for interested parties to comment, and made these studies available to the public."
2. "the Board included in its statement a reference to the web site at which the proponents (and any other shareholder or interested party) could obtain the results of that review and a vast selection of additional information regarding the Project – www.essochad.com."

The proponents in that case did not dispute these assertions at all. In short, *Exxon* stands for the proposition that substantial implementation has occurred when a proponent asks for a report and the company provides it. Here, in distinction, Dow's 2006 "report" only predicted what the Company was likely to do in the coming year. But the unanswered questions in the current Proposal remain: What in fact did the Company do in the year since 2006, and what is it doing now? With those core questions unanswered, the Company cannot have "substantially implemented" the Proposal.

IV. Agreement with Dow Chemical on "Other Matter."

Finally, the Company notes that our letter made reference to the Company and its former CEO being deemed absconders by the Indian courts due to their failure to appear to face pending criminal charges. Indeed, this was intended to refer to Union Carbide – the subsidiary of Dow Chemical.

Conclusion

For the reasons given above and in our letter of January 26, 2007 the Proponents respectfully request that the Staff inform the Company that SEC proxy rules require denial of Dow's no-action request. The resolved clause is identical to last year's permitted proposal and is essentially the same proposal that the Staff allowed in 2004. As in previous years, the Proposal should be permitted. Please contact Sanford Lewis at (413) 549-7333 if you have any questions regarding this matter.

Sincerely,



Sanford Lewis



Jonas Kron

cc: Attorney Ronald O. Mueller, Gibson, Dunn & Crutcher LLP
Patrick Doherty, New York City Office of the Comptroller

APPENDIX

"1984 Bhopal survivors say Ratan Tata anti-national." The Sunday Express (India), January 4, 2007. http://www.indianexpress.com/story/20060.html

> "...Displaying a poster of Ratan Tata with a garland of shoes around his neck they called him an anti-national element, who was causing damage to the people and environment by facilitating the expansion of US multinational Dow Chemical in this country. They appealed to Bhopal survivors to boycott Tata's salt as a mark of protest, and have launched a national boycott campaign..."

Students for Bhopal. "Bhopal survivors call for action against Tata Group." http://www.studentsforbhopal.org/ActionCenter.htm

> "...Tata Group chairman Ratan Tata has written to the Indian Government offering to set up a fund to clean up toxic wastes and contamination in and around the Union Carbide's abandoned pesticide factory in Bhopal, according to a January 17, 2007, article in the Indian Express. On the face of it, this may seem like an offer of good-will. But it is meant solely to let Union Carbide and its new owner Dow Chemical off the hook..."

IANS, "Chennai activists oppose Tata's Bhopal cleanup plan." Yahoo! India News, February 12, 2007. http://in.news.yahoo.com/070212/43/6c0xw.html

> "...Expressing solidarity with the survivors of the 1984 gas leak tragedy, a Chennai-based activist group Monday launched a campaign against the Tata group after its chairman Ratan Tata offer to pay up for and clean up Union Carbide's toxic waste in Bhopal.
>
> Youth for Social Change (YSC), a Chennai-based collective, called upon the Tata group to clean up its own sites first and urged youngsters to boycott jobs with the Tata group companies as well as Tata products..."

"Tata's offer to clean up Carbide waste opposed." The Central Chronicle (India), January 3, 2007. http://www.centralchronicle.com/20070104/0401027.htm

> "...Four NGOs working among the survivors of Bhopal gas tragedy have opposed Tata group chairman Ratan Tata's offer to take initiative for cleaning up the chemical waste around the Union Carbide's pesticide plant, from where toxic gas leaked in 1984, saying moral responsibility for the cleaning lies with Dow Chemicals with which Carbide was merged..."

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

February 16, 2007

Direct Dial
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(202) 530-9569

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C 22013-00029

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Supplemental Letter Regarding Stockholder Proposal of the Office of the Comptroller of New York City*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter supplements the letter filed on January 3, 2007 (the "Exclusion Notice"), on behalf of our client, The Dow Chemical Company (the "Company"), in which we notified the staff of the Division of Corporate Finance ("Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from the Office of the Comptroller of New York City, as custodian (the "Proponent"). We address below the points raised by Mr. Sanford J. Lewis, counsel to the Proponent, in a letter originally dated January 25, 2007, with a corrected version dated January 26, 2007, a copy of which is attached hereto as Exhibit A ("Proponent's Response").

I. The Company Has No Current or Planned Initiatives to Remediate Bhopal.

The Company has stated that it has no new initiatives, current or planned, to remediate the Bhopal site and has confirmed that this statement continues to be accurate. The Proposal, by implying that such initiatives do exist, is therefore vague, false, and misleading in violation of Rule 14a-9, and may therefore be excluded under Rule 14a-8(i)(3).

A. There Is No New Initiative.

The Proponent's Response claims that a "significant volume of press reports indicate that in fact, there may be a new initiative to address the health, environmental and social concerns of the Bhopal survivors that may involve Dow Chemical." Exhibit A, at 4. To support this claim, the Proponent's Response appends two news articles, one from the *Chemical and Engineering News* and one from the *Indian Express*, which discuss the alleged initiative.

A close examination of these newspaper reports is both relevant and revelatory. The *Chemical and Engineering News* article states, in pertinent part:

> [Tata] Group Chairman Ratan Tata *is said* to have made the proposal in late November in a letter to India's Planning Commission. *Details of the offer emerged a week ago in a report in the newspaper Indian Express.*
>
> Tata pointed out that he was willing to "lead and find funding for remediation of the site above and below ground," *the newspaper reported.* The Tata Group did not respond to C&EN's request for comment.

Jean-François Tremblay, *Another Offer To Clean Up Bhopal*, Chemical and Engineering News, Jan. 8, 2007 (emphasis added). Two aspects of the quoted passage are significant. First, based on the italicized portions above, the *Chemical and Engineering News* is reporting on the article in the *Indian Express*. At best, this article is then simply a repeat of the *Indian Express* article. Second, in the second paragraph quoted above, the article's author does not discuss any alleged role for the Company in Mr. Tata's funding group, despite that the *Chemical and Engineering News* article provides other information on the Company in subsequent paragraphs that do not relate to Mr. Tata's alleged proposal.

The story from the *Indian Express* likewise does not quote any Company source regarding a new Bhopal initiative – it only refers to a statement allegedly made by the Company's CEO months earlier – and does not quote any source for its suggestion (never expressly stated) that the Company is involved in any new initiative. The *Indian Express* article at most reflects a rumor as to whether a party unrelated to the Company has proposed a new initiative. Far from a "significant volume of press reports," there appears to be only one real source for any information on Mr. Tata's alleged initiative – the *Indian Express* article.

The Proponent's Response fails to refer to an article discussing Mr. Tata's alleged initiative that does quote the Company. In an article published in *eChemical Week China*, the article's authors discuss the initiative, never implying that the Company might be providing any funds to the corpus of funds for remediation. The authors add:

> Dow, meanwhile, says it has "never owned or operated" the Bhopal plant, which is under the control of the state government of Madhya Pradesh, India following an earlier legal settlement by [Union] Carbide that was approved by India's Supreme Court. "Dow has no relationship to, nor any liability regarding the plant site," the company says. "Ownership and responsibility for the plant site rests with the Indian government and state government of Madhya Pradesh, and it is up to them to evaluate the offer by Mr. Tata. *Dow has not made any offers or pledged any financial support*," it adds.

Deepti Ramesh & Ian Young, *Tata Boss Proposed Cleanup of Bhopal Site; Survivors Protest*, eChemical Week China, Jan. 17, 2007. A copy of this article is attached hereto as Exhibit B.

A discussion of the reliability of the news reports, as well as the strength of the Company's denials thereof, is critical to the Staff's decision on this issue. The Staff has previously refused to rely on news reports that amounted to mere rumors in evaluating a company's request under Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3).

Specifically, in *Rorer Group, Inc.* (avail. Jan. 29, 1986) ("Rorer I"), the proposal requested the public disclosure of, and a stockholder vote on, any offers to acquire the company. In the proposal, the proponent had alleged in his statement in support that the company's management had turned down an offer to acquire the company. The Staff permitted the exclusion of this portion of the statement in support under Rule 14a-8(c)(3). *See* Rorer I. The proponent requested reconsideration. *See Rorer Group, Inc.* (avail. Mar. 27, 1986) ("Rorer II"). The proponent stated that he had attributed his assertion—that management had turned down an offer from a "very large British company to acquire [the Company] for $54 a share"—to a report made on *Wall Street Final*, described by proponent as a "reputable television network news program."[1]

Rorer Group disputed the accuracy and reliability of the report. The transcript from the applicable broadcast stated:

> There was supposed to be 3 bids on tap: One from Pfizer and two from British firms, Glaxo and Beecham.
>
> . . . .

---

[1] *Wall Street Final* was a program on the *Financial News Network*, a cable television station that aired business news from 1985 until 1991 when it was purchased by CNBC.

> Well Beecham expected to win the auction at 54, but we hear Rorer turned the offer down.

Rorer II. Rorer categorically denied that any such offer had been made and described the press reports as a "rumor." *Id.* Rorer pointed to several indicia of unreliability in the news broadcast, including the use of language such as "but we hear" and "there was supposed to be." On the whole, Rorer asserted that the broadcast was merely the "parroting of a number of rumors," and was not credible compared with Rorer's categorical denial of the content of the rumor. The Staff sided with Rorer, concluding that there was no basis for changing its previous decision to exclude the statement under Rule 14a-8(c)(3).

As *Rorer I* and *II* illustrate, a news report cited in support of a proponent's position will not be credited over the company's statement of the facts if the news report is the publication of only unconfirmed information or rumors. The news reports appended to the Proponent's Response fit squarely within the mold of the unreliable information discredited in *Rorer II*: they fail to cite specific sources and their language is couched in the language of innuendo and rumor. Furthermore, the Company disputes the factual information contained in those reports. Similar to *Rorer I* and *II*, then, the *Chemical and Engineering News* and the *Indian Express* news reports should not be believed over the Company's continuing, public, and firm denial of those facts. Because the Company is not participating in Mr. Tata's initiative, and the Company has no plans to do so, the Proposal's implication that a new project may be pending is false and misleading.

B. The Request for a Report Is Therefore Improper.

The Proponent's Response incorrectly asserts that the Company made the "exact same argument" for exclusion of the proposal last year. There are, of course, multiple reasons for which a proposal could violate Rule 14a-9; there are thus multiple grounds under Rule 14a-8(i)(3) for which a company may assert that a proposal is excludable. Last year, the Company focused on the vagueness and indefiniteness of the proposal—that "'neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.'" *The Dow Chemical Company* (avail. Jan. 3, 2006) (quoting Staff Legal Bulletin No. 14B (Sept. 15, 2004) (hereinafter, "2006 Exclusion Notice"). The Company's concern, therefore, was that stockholders, confused by the implication of the proposal, would not understand how to cast their vote. Although the 2006 Exclusion Notice did discuss the false and misleading ground for exclusion, it did so only with respect to statements in the supporting statement that were irrelevant and impugned the Union Carbide Corporation without any factual basis. *See id.*

The Company continues to believe that stockholders would not "know what is encompassed by the Proposal, and the Company would not know what stockholders would expect of it in implementing the Proposal," as stated in the 2006 Exclusion Notice, which is why the Company has continued to include the word "vague" in referring to the Proposal. However, the Company also believes, and has argued as such in its Exclusion Notice, that the Proposal will not only confuse stockholders, but will actively *mislead* them. The argument is not under the vague and indefinite ground of Rule 14a-9, but rather the false and misleading ground.[2] By creating a false implication in the minds of stockholders voting on this Proposal that there is some initiative on which the Company should report, when in fact there is not, the Proposal is false and misleading in violation of Rule 14a-9, and accordingly we request the Staff concur with our determination to exclude the Proposal under Rule 14a-8(i)(3).

II. The Proposal Has Been Substantially Implemented.

The Proponent's Response asserts, at page 7, that the Company has not stated "directly to shareholders" that the Company has no new initiatives with respect to Bhopal. One page later, the Proponent's Response concedes that the Company did state in the 2006 proxy statement that it would take no new initiatives in Bhopal. The Proponent's Response attempts to suggest that either the passage of time or the Company's "Human Element" advertising campaign somehow vitiates its prior implementation of the Proposal.

A. The "Human Element" Is a Corporate Branding Campaign and Does Not Alter the Company's Previous Substantial Implementation of the Proposal.

The Company's "Human Element" corporate branding and advertising campaign "reintroduces the company and announces its vision of addressing some of the most pressing economic, social and environmental concerns facing the global community in the coming decade." *Dow Chemical Launches "The Human Element" Campaign*, The Dow Chemical Co. Press Release, June 20, 2006 (attached hereto as Exhibit C). The theme of the Human Element campaign – that the Company is developing product opportunities that are both good for business and for humankind – has no logical relationship with the underlying theme of the Proposal, which is for the Company to pay to clean up contamination that was not caused by the Company and for which the Company is not responsible. The Human Element campaign does not alter any of the basic, underlying facts of the Bhopal situation, including the fact that responsibility for environmental remediation lies with the Indian government entities that own and control the site. In short, the Human Element corporate branding campaign does not "[s]end [c]contradictory [s]ignals" regarding the Company's stated position on Bhopal, as asserted in the Proponent's Response. It is a broad-based statement that the Company will develop products that are

---

[2] Proponent's Response also objects to our citation of *General Magic, Inc.* (avail. May 1, 2000). Upon further review, we concur that it does not directly address the Company's point.

environmentally friendly and in no way contradicts the Company's specific denial of any plan or initiative to remediate Bhopal.

B. A Previous Statement Can Constitute Substantial Implementation of a Request for a Report.

It is clearly within the scope and intent of Rule 14a-8(i)(10) that a company's past actions may constitute substantial compliance with a request for a report that is to be released "by" a certain date. Therefore, the argument in Proponent's Response that the report "could only be fulfilled along the timeline requested, based on ongoing developments in Bhopal and India *including in subsequent months* that appear to be increasing the demand and even the opportunity for Company action," is unavailing.

The Proposal states: "Shareholders request Dow Chemical management to report to shareholders *by October 2007. . . .*" (emphasis added). Merriam Webster's Dictionary defines "by" as, most relevantly, "not later than." For example, the common expression "by COB today" does not call for an action to be taken precisely at 5:00 pm, but rather at or before, but not later than, 5:00 pm. Substituting this language into the Proposal, it is clear that the Proposal calls for a report to be made "not later than October 2007." Thus, the Proposal plainly does not require that "subsequent months" be considered, as a report made today and, more importantly, the report made less than a year ago in the Company's 2006 proxy statement, are both "not later than October 2007." The Company's previous report can therefore constitute substantial implementation of the Proposal, under the Proposal's own language.

The Staff has concurred with this position, recognizing that, in a request for a report to be made "by" a certain date, past actions by a company can constitute substantial implementation of a proposal. In *Exxon Mobil Corp.* (avail. Jan. 24, 2001), proponents had requested that a report to stockholders be made "by November 2001" (11 months in the future). Exxon argued that the proposal had, however, been included in the previous year's proxy, and that the company's statement in response had specifically addressed all the points raised by the proposal. *Id.* The proposal was defeated, but then resubmitted for the subsequent proxy season. *Id.* Exxon argued that, in light of the efforts undertaken by the company to address the proposal in the year 2000 proxy, the proposal for the year 2001 proxy should be deemed substantially implemented. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10).

The Company believes that the Proposal may be deemed moot on these exact same grounds. This Proposal was raised last year, and included in the Company's 2006 proxy statement. The Company, in opposing the proposal, specifically responded to the proposal's request and stated that it had no plans to remediate the Bhopal site. Thus, in contrast to the situation a year ago, the Company has now already provided the information that the Proposal seeks. Notwithstanding that, the Proponent is once against attempting to raise the issue. Similar to *Exxon Mobil*, then, the renewed request that a report be made by a future date should not alter the conclusion that the Proposal has been rendered moot by the Company's past actions and announcements.

In addition, the arguments in Proponent's Response, if accepted, would vitiate Rule 14a-8(i)(10) with respect to proposals seeking reports. Under this logic, no request for a report could ever be substantially implemented, because it could never prospectively take into account the time between the stockholders' meeting and the future due date of the report. This understanding would permit stockholders routinely to avoid mootness arguments simply by setting the date for delivery of the report at some time in the future. Because such an outcome is inconsistent with the Rule 14a-8(i)(10) basis for exclusion, this interpretation should be rejected.

III. Additional Matters Raised in the Proponent's Response.

The Proponent's Response states, on page 1, that

> Part of the intent of the shareholders in filing this resolution is to ask the Company to review anew the problem posed to the Company by Bhopal, and by the activities of Bhopal survivors and their supporters worldwide, and to do fresh thinking and devise new initiatives to address the issues raised.

The Proponent's Response then asserts that the Company's position is impacting its ability to invest in India. The Company has previously received a stockholder proposal requesting that it report on the impact of its position regarding Bhopal on its investment policy in India, which proposal the Staff concurred could be excluded under Rule 14a-8(i)(7). In a no-action response to the Company dated February 23, 2005, the Staff stated:

> The proposal requests that management prepare a report describing the impacts that outstanding Bhopal issues, if left unresolved, may pose on Dow Chemical, its reputation, its finances and its expansion in Asia and elsewhere. There appears to be some basis for your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(7), as relating to Dow Chemical's ordinary business operations (i.e., evaluation of risks and liabilities). Accordingly, we will not recommend enforcement action to the Commission if Dow Chemical omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

The Dow Chemical Co. (avail. Feb. 23, 2005).

Thus, to the extent that the Proposal is intended to seek information as described in the Proponent's Response, the Proposal would be excludable. However, the Proposal does not ask the Company to evaluate and report on the impact on its investment opportunities of its stated position regarding Bhopal. Instead, the Proposal only seeks a report that the Company has already issued.

We wish to correct one other statement in the Proponent's Response. The Proponent's Response asserts, at page 3, that "[s]ince the Company and its former CEO have never filed an appearance in the criminal case, they have been declared absconders from justice by the Bhopal Chief Judicial Magistrate, and the court has ordered the government to seek extradition of Anderson." This statement is false. The "company" referred to in this sentence is Union Carbide, not "the Company" as defined in the Proponent's Response. As acknowledged on page 2 of the Proponent's Response, Mr. Anderson is a former executive of Union Carbide, not of the Dow Chemical Company.

IV. Conclusion

For the above reasons, the Company requests the Staff concur in its determination that the Proposal is vague, false and misleading, and can be excluded under Rule 14a-8(i)(3), or that the Company has already substantially implemented the Proposal by its previous reports and, as such, the Proposal can be excluded under Rule 14a-8(i)(10).

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas E. Moran, the Company's Assistant Secretary and Counsel, at (989) 636-2176.

Sincerely,



Ronald O. Mueller

ROM/jcc
Enclosures

cc: Thomas E. Moran, The Dow Chemical Company
Patrick Doherty, Office of the Comptroller of New York City
Sanford J. Lewis, Counsel to the Proponent

100161760_3.DOC

EXHIBIT A

SANFORD J. LEWIS, ATTORNEY

January 25, 2007
Corrected Version – January 26, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Company (Report Regarding Bhopal) On Behalf of the Office of the Comptroller of the City of New York.

Dear Sir/Madam:

The New York City Pension Funds ("Proponents") are beneficial owners of common stock of Dow Chemical Company who have submitted a shareholder proposal ("Proposal") to Dow Chemical Company ("Dow" or "Company"). On behalf of Proponents, we are responding to the letter dated January 3, 2007, sent to the Securities and Exchange Commission by Gibson, Dunn & Crutcher, LLP, on behalf of the Company. In that letter, the Dow Chemical Company contends that the proponent's shareholder Proposal may be excluded from the Company's 2007 proxy materials by virtue of Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9.

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2007 proxy materials and that it is not excludable by virtue of those rules.

The Proposal

Resolved: Shareholders request Dow Chemical management to report to shareholders by October 2007, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Background

The Bhopal disaster is arguably the leading test case regarding the role of corporations in a global economy, and of the moral and social responsibility of corporations. While Dow management hopes to paint for shareholders and the world a picture of Bhopal as a tragic bygone, in reality Bhopal remains one of the most significant public policy issues facing the Company. The resolution speaks to the multitude of significant policy issues and asks the Company "to report to shareholders by October 2007, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." Part of the intent of the shareholders in filing this resolution is to ask the Company to review anew the problem posed to the Company by Bhopal, and by the activities of Bhopal survivors and their supporters worldwide, and to do fresh thinking and devise new initiatives to address the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

issues raised. This would be consistent with newspaper reports in India indicating both a high degree of interest of Dow in investing in India, and a need to resolve pending issues in Bhopal to make way for such investment.

To understand the resolution, it is helpful to understand the historical context of Bhopal. In 1984, 500,000 people were exposed to a cloud of toxic gas released from the Union Carbide plant in Bhopal, India. In its immediate aftermath, approximately 8,000 people were killed. Although this tragic event happened over twenty years ago, it poses a relentless crisis for the city of Bhopal. Many of the survivors and their children continue to suffer serious health effects. It is estimated that of the over half a million people exposed to Union Carbide's toxic gases, more than 100,000 people still suffer from exposure-induced chronic illnesses. Breathlessness, persistent cough, diminished vision, early age cataracts, loss of appetite, menstrual irregularities, recurrent fever, back and body aches, loss of sensation in limbs, fatigue, weakness, anxiety and depression are the most common symptoms among survivors. There is also allegedly a rise in cancers, tuberculosis, reproductive system problems and other problems such as growth retardation among children born after the disaster. The International Medical Commission on Bhopal (an independent group of 15 doctors from 11 countries) estimated in 1994 that, among adults between age 18 and 60, about 50,000 were permanently damaged.

The Bhopal facility ceased operation after the gas disaster. The environmental contamination from the site operations – much of it created prior to the chemical disaster and some due to abandoned -- has rendered parts of the city a dangerous place to live. Thousands of tons of toxic wastes, including obsolete pesticides such as the persistent and bioaccumulative poison HCH and persistent metals such as mercury, have been abandoned at the factory site. Mercury levels in some areas are six million times the background values. The groundwater carries high loads of heavy metals, persistent pollutants, including chlorinated chemicals and solvents. Although a portion of the residents have access to overhead tanks of clean water, many of the at least 20,000 people living in the vicinity are routinely exposed to these chemicals in their drinking water from local wells. The economy, environment and public health of the city of Bhopal remains devastated by the chemical disaster.

The Bhopal disaster and contamination has been subject to litigation – some in the past, and some continuing or looming at present. The civil case filed by the Indian government on behalf of the gas disaster survivors was settled for $470 million in 1989. Civil suits concerning the ongoing contamination were filed in the United States against Union Carbide and former CEO Warren Anderson, and are currently pending in the US Court of Appeals, 2d Circuit. The cases focus on claims for personal injury, property damages and medical monitoring, and for remediation of soil and groundwater in the vicinity of the Bhopal site.

As noted by the company, there is also litigation pending in the Madhya Pradesh High Court, India regarding remediation of soil and groundwater contamination in the area of the Bhopal site.

There also remains criminal litigation in India related to the gas disaster. Union Carbide is one of twelve named defendants in the criminal case resulting from the Bhopal disaster, still

pending in the courts in India. Since the Company and its former CEO have never filed an appearance in the criminal case, they have been declared absconders from justice by the Bhopal Chief Judicial Magistrate, and the court has ordered the government to seek extradition of Anderson. The Court had also ordered the issuance of a summons to the Dow Chemical Company. The company's Indian subsidiary obtained a stay on the order from the Madhya Pradesh High Court. An application praying for the stay order to be vacated is pending in the High Court, with a hearing anticipated in February 2007.

The pending concerns and activities in Bhopal appear to be an impediment to substantial investment by Dow Chemical in India. In 2005 the Indian Oil Company cancelled an agreement with Dow Chemical to use the Union Carbide's patented technology to set up a naphtha cracker plant at Panipat with a 30-lakh MT per annum production capacity. The cancellation came after extensive protest by Bhopal survivor groups. **See Attachment 2.**

Finally, in the last month there have been significant developments as the CEO of Tata Group, one of India's oldest, largest and most respected business conglomerates, has proposed to coordinate a funding plan that would allow remediation of the site and to allow Dow to put the issue behind it. According to the *Indian Express* (December 31, 2006), Tata group chairman Ratan Tata, in his capacity as chairperson of US-India CEO Forum, has volunteered his services to the UPA government for "remediation" of the Bhopal gas tragedy site to pave the way for Dow Chemical, now the majority stockholder of Union Carbide, to invest in India. It is pertinent to note that Dow has approached the Indian Prime Minister and the Government with its investment proposals and concerns through the offices of the US-India CEO Forum, of which Mr. Liveris is a member. **See Attachment 1.**

According to press reports Dow has not been able to make large scale investments in India while the Bhopal matter is pending. The *Indian Express* article noted:

> **Tata's initiative comes after Dow Chemicals President and CEO Andrew N Liveris expressed his apprehension in making large-scale investments in India** after the Department of Chemicals and Fertilizers filed an application in a PIL in a district court suggesting that the $46-billion chemical giant should contribute Rs 100 crore ($22 million) for remediation of the site.
>
> At the India-US CEO forum meeting in New York last October, Liveris pointed out that the liability, if any, is of Union Carbide, which still exists as a separate company, and no liability rests with Dow as it was not in the picture when the disaster took place 22 years ago. Dow purchased Union Carbide Ltd in 1999.
>
> **While Dow has made it clear that it would be willing to contribute voluntarily to the remediation of the site as part of the Indian CEOs' corporate effort, it wants the government to clarify that it does not hold Dow legally responsible for the liabilities of Union Carbide.**

Thus there does appear to be one new initiative potentially pending. However, Dow has neither reported to its shareholders the investment impediment posed by the outstanding liability charges pending in India, nor on this emerging initiative.

I. The Proposal is Not Vague or Misleading Because a New Initiative is Possible and May Even be in the Works.

Dow argues that the Proposal is vague and indefinite because it suggests the presence of something that does not exist – i.e. that the Company will be undertaking a new initiative when it has stated that it will not be taking any new initiatives. This argument fails for two reasons:

1. A significant volume of press reports indicate that in fact, there may be a new initiative to address the health, environmental and social concerns of the Bhopal survivors that may involve Dow Chemical

2. Even if no such reports existed, there is no reason why shareholders cannot through a resolution ask a company to consider and report on new initiatives, even though none are planned at the time of filing of the resolution;

Under Rule 14a-8(i)(3), proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") The SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded." *Id.*

Press Reports Demonstrating a New Initiative in the Works

In the last few months there have been public statements by Dow's CEO as well as industry leaders in India, that a new plan may be in the works to finally remediate the environmental contamination at the disaster site and to address the economic concerns of the Bhopal survivors. This "first-of-its-kind corporate move" began with the comments of Dow's CEO, Andrew Liveris, on November 8, 2006, in which he said that it was not possible for Dow to invest in India unless liability issues were cleared. Liveris "said that [Dow] wants to work with the local industry CEOs, Madhya Pradesh Government and New Delhi to expedite the remediation efforts." Shishir Gupta, **To get Dow to invest, Tata offers to lead initiative on Bhopal,** Indian Express, *Posted online: Monday, January 01, 2007.* **See Attachment 1.**

Specifically the CEO of Tata Group, one of India's oldest, largest and most respected business conglomerates, has proposed to coordinate a funding plan that would allow the site to be cleaned up.

The CEO of Tata Group, Ratan Tata, who, along with Liveris, is a member of the Indo-US CEO Forum is quoted as saying he was prepared to help the interested parties "find funding for remediation of site above and below ground" in Bhopal. Given the prominence of the Tata Group and the fact that the Mr. Tata, is also the co-chairman of US-India CEO Forum these reports indicate that a significant new initiative may be in the offing. [1]

These press reports indicate that Dow would be willing to contribute voluntarily to the remediation of the site and would like to invest in Madhya Pradesh, and even employ relatives of the Bhopal gas tragedy survivors, if a number of outstanding issues were resolved. This demonstrates that Dow's concerns may be addressed and that there may in fact be some announcements of new plans that may address the problems facing the Bhopal survivors. Consequently, it is inaccurate to say categorically that there will not be any new initiatives in the near future. While for the limited purposes of its no-action request it may be in the Company's interest to cast doubt on this possibility, we urge the Staff to consider that these press reports provide strong evidence that a new initiative may be forthcoming in 2007.

Even if the Tata proposal does not move ahead, it has provoked renewed and vigorous protests by Bhopal survivors that distrust the Tata Group. These protests and the accompanying boycotts of Tata Group products are being widely reported in the press, including in the American Chemical Society's industry publication "Chemical & Engineering News". This development may represent a new chapter for the Bhopal victims as their plight attracts new and growing attention. These new protests and the pressure they generate on Dow may become the impetus for yet another different initiative to be developed. Similarly, as serious proposals like the Tata proposal are vetted in the public arena the potential solutions will become more concrete in peoples minds and will remind all concerned that far too much time has passed for remediation to still be deadlocked. As such, the Tata proposal, at the very least, is an illustration of how it is premature to conclude that there will be no new initiatives this year.

Returning to the Rule 14a-8(i)(3) standard described above it, is clear that, in light of these reports, that the Company has not met its significant burden of demonstrating that the Proposal may be excluded. They have not shown that shareholders are being mislead into believing that new initiatives may occur. Rather the opposite is true, there is a real opportunity for a new initiative. These public statements from Indian and Dow executives demonstrate that the Proponents have not assumed the presence of something that does not exist.

The Lack of a Planned New Initiative Does Not Preclude a Report Request

Even if the Company is not currently planning new initiatives, this is not a basis for concluding that the request to report on new initiatives is vague or misleading. The intent of

1 See www.tata.com for a description of the Tata company.

the resolution is clearly to spur the Company to review again its current posture of no liability, no responsibility, no action.

We also observe that Dow made the exact same argument, unsuccessfully, last year. In 2006, Dow stated at page 14 of its no action request letter:

> The Proposal request that the Company issue a report containing "descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." The Company has not announced any such initiatives. Thus, stockholders voting on the Proposal would not know what is encompassed by the Proposal, and the Company would not know what stockholders would expect of it in implementing the Proposal. As such, the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

We respectfully urge the Staff to remain consistent and to conclude this year that the Proposal is not excludable pursuant to Rule 14a-8(i)(3).

Finally, the "vague and misleading" cases cited by the Company are not analogous to the current Proposal. *General Magic, Inc.* (May 1, 2000) involved the angry fulminations of a disgruntled shareholder and *Duke Energy Corp.* (February 8, 2002) concerns the adequacy of a proponent's disclosures not the existence of the underlying facts (the issue presented in our case).

In *General Magic, Inc.* (May 1, 2000) the Proposal was an extreme example of a rambling and unfocused shareholder proposal. In fact it appeared to have two resolved clauses. One read:

> THE COMPANY CHANGE ITS DISCLOSURE POLICY IMMEDIATELY, AND ANSWER SHAREHOLDERS QUESTIONS PROPERLY, AND IF THEY CANNOT ANSWER THE QUESTIONS, THEN THEY SHOULD MAKE AN IMMEDIATE PUBLIC ANNOUNCEMENT AND NO MORE FALSE STATEMENTS, ABOUT THE COMPETITION AND SIMILAR EXCUSES. (all capital letters in original)

The other clause read:

> I HEREBY PROPOSE THAT THE NAME OF OUR CO. GENERAL MAGIC BE RENAMED TO,
>
> "THE HELL WITH SHAREHOLDERS" (all capital letters in original)

Clearly, the Proposal is not remotely similar to the *General Magic* "proposal" which was correctly excluded for essentially being a colorful diatribe that was not focused enough to identify a single resolve clause. The Proposal, in contrast, is a balanced and articulate expression of concern about a significant social policy issue and is the epitome of clarity compared to *General Magic.*

With respect to *Duke Energy Corp.* (February 8, 2002) the Staff concluded the proposal could be excluded because "the proposal calls for the creation of a nominating committee but does not adequately disclose this in the proposal and supporting statement." That analysis is distinct from the argument made by Company and demonstrates that it does not apply to this case. In *Duke Energy Corp.* there was no disagreement about whether a nominating committee existed or not (it clearly did not), the question was whether the proposal was sufficiently clear that it did not exist. That is not the situation in our case, where the Company is asserting that there will not be any new initiatives -- and is free to make such an assertion in its response to the resolution. Moreover, as noted above there is some evidence to suggest that a new initiative is in fact under discussion, including the involvement of Dow Chemical.

We have a disagreement about the essential facts of our case, while *Duke Energy Corp.* agreed on the facts, but disagreed about the particular wording. Consequently, the analysis used in *Duke Energy Corp.* does not apply to the Proposal and cannot provide a foundation for exclusion.

II. The Proposal Has Not Already Been Substantially Implemented.

The Company's Activities and Statements Send Contradictory Signals Regarding Whether it Will Take New Initiatives

The Company claims that it has implemented the Proposal because it has reported that "there are no additional initiatives planned during the period covered by the Proposal." Company Letter at page 4.
They made such a statement in response to last year's Bhopal resolution. They have not, however, made such a statement directly to shareholders. To the contrary, in the year since last year's resolution was debated, they initiated and have heavily funded a new public campaign, "The Human Element" which announced Dow's commitment to addressing issues of water quality, human needs, etc. [Exhibit B]. If anything, the public impression created by their new campaign, which proponents cited in the resolution, is that Dow has upped its commitment to address environmental and human rights issues wherever they arise in the world. Certainly it is reasonable for investors to wonder whether this changes the Company's posture regarding its immense legacy issues relative to Bhopal. The resolution presents the opportunity, therefore, for the Company to articulate the relationship between its stated public commitment and initiatives on clean water and human needs and the festering human and water needs of Bhopal.

The Dow "Human Element" campaign (See Attachment 3) is exemplified by its website, http://www.dow.com/Hu/, which is replete with images of Third World people enjoying the fruits of Dow's caring approach to water and human needs. The site notes, for example, "responsibility begins here." The news release announcing the Human Element campaign noted that the campaign "is a commitment to realize the trio of attributes in CEO Andrew Liveris' vision: To make Dow the biggest, most profitable, most respected chemical company in the world. It also breathes life into the Company's recently-announced 2015 sustainability

goals — to improve safety, to reduce environmental impact, conserve natural resources and use science and technology to solve global problems."

The Human Element campaign invites the obvious shareholder question – how does this new campaign relate to the problems in Bhopal?

Also, it is clear from our discussion in Section I that there is mounting evidence that the pieces of the puzzle may be coming together for some new initiative to be announced that would provide for the clean up of the site and potentially some response to the economic plight of the survivors. In the next nine months (the end of the October 2007 time period of the Proposal), the Tata proposal may result in a new plan to address the Bhopal disaster. It may provide the impetus for a separate and more effective plan. Discussions may also not get far enough to result in a full fledged plan, but the essential elements may be identified and provide a basis for future resolution. No matter which, if any, of these possibilities comes to fruition, the Rule 14a-8(i)(10) analysis remains that same: it is premature to conclude that there will be nothing to report on by October 2007.

The Company's Past Statement of Inaction on Bhopal Does not Substantially Implement a Need for a 2007 Report on a Potential Bhopal Initiative

The Company's resolution opposition statement that it would take no new initiatives in Bhopal was made almost a year ago in the Company's 2006 Definitive Proxy Statement, before the launch of the new Company posture presented in the Human Element campaign. Furthermore, the confirmation that this statement still holds (page 4 of No Action Request letter) is being made to the SEC Staff, not to the shareholders. The Proposal clearly does not ask for a report to the SEC Staff, rather it requests a "report to shareholders" and could only be fulfilled along the timeline requested, based on ongoing developments in Bhopal and India including in subsequent months that appear to be increasing the demand and even the opportunity for Company action. Consequently, the Proposal has not been substantially implemented.

Once again, for the limited purpose of Rule 14a-8, the management appears to be attempting to ignore or minimize the potential for the Tata proposal or any subsequent proposals. But the fact remains, that there appear to be significant discussions occurring right now that could lead to a new initiative. Furthermore, the Company has not stated "there are no additional initiatives" to the shareholders since early 2006. Consequently, it is in the interest of the shareholders and the Company to have the Proposal appear in Dow's 2007 proxy materials so that the shareholders can give their opinion on this significant policy issue.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. As demonstrated above, the Proposal is not vague or misleading. Furthermore, the Company has not substantially implemented the Proposal. The Proposal is identical to last year's permitted proposal and is essentially the same

proposal that the Staff allowed in 2004. As in previous years, the Proposal should be permitted again.

In the event that the Staff decides to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law



Jonas Kron
Attorney at Law

Attachments

cc:
Ronald O. Mueller, Attorney at Law Gibson, Dunn & Crutcher LLP
Pat Doherty, Office of the Comptroller of the City of New York

ARTICLES REGARDING NEW INITIATIVE FOR REMEDIATION OF THE BHOPAL SITE INCLUDING DOW CHEMICAL
Attachment 1

CHEMICAL AND ENGINEERING NEWS

http://pubs.acs.org/cen/news/85/i02/8502notw6.html
Chemical and Engineering News
January 8, 2007

Another Offer To Clean Up Bhopal
Indian conglomerate proposes to restore infamous site
Jean-François Tremblay <http://pubs.acs.org/cen/staff/biojt.html>
Tata Group <http://www.tata.com/> , one of India's largest business conglomerates, reportedly has offered to coordinate the cleanup of the old Union Carbide <http://www.unioncarbide.com/> site in Bhopal. This would mark the second time in two years that a major company has volunteered to remediate the site, where thousands of people died in a 1984 chemical leak.

Group Chairman Ratan Tata is said to have made the proposal in late November in a letter to India's Planning Commission. Details of the offer emerged a week ago in a report in the newspaper Indian Express.

Tata pointed out that he was willing to "lead and find funding for remediation of the site above and below ground," the newspaper reported. The Tata Group did not respond to C&EN's request for comment.

Survivors of the Bhopal disaster reacted furiously to the conglomerate's possible involvement. At a Jan. 3 press conference in Bhopal, activist groups called Tata "an antinational element" that is responsible for environmental damage throughout India. The activists insist that Dow Chemical <http://www.dow.com/> and no one else must pay for the cleanup. They are also unhappy with Tata's assertion that restoring the site will allow Dow to invest in India.

Fearful of Bhopal-related asset claims, Dow has not invested in new plants in India since acquiring Carbide in 2001. Pressure from activists in 2005 led to the cancellation of a technology licensing deal between Dow and Indian Oil Corp. <http://www.iocl.com/>

Cherokee Investment Partners <http://www.cherokeefund.com/> , a U.S. company that specializes in the remediation of contaminated sites, offered in 2005 to lead cleanup efforts in Bhopal on a philanthropic basis. Cherokee says it has no links with Dow.

Amita N. Poole, a Washington, D.C.-based lobbyist at the law firm Akin Gump Strauss Hauer & Feld <http://www.akingump.com/> and a friend of Cherokee CEO Thomas F. Darden, says Cherokee might collaborate with Tata by providing technical advice and money. Representing Cherokee, she will meet with Tata officials this week in Mumbai.

The government of the state of Madhya Pradesh took over the contaminated land from Union Carbide in 1998 and has performed little remediation work since then (C&EN, Jan. 23, 2006, page 23 <http://pubs.acs.org/isubscribe/journals/cen/84/i04/html/8404bus1.html>).

Print Story

To get Dow to invest, Tata offers to lead initiative on Bhopal

INDIAN EXPRESS

Shishir Gupta

Posted online: Monday, January 01, 2007 at 0000 hrs IST

NEW DELHI, December 31 In a first-of-its-kind corporate move, Tata group chairman Ratan Tata has volunteered his services to the UPA government for "remediation" of the Bhopal gas tragedy site to pave the way for Dow Chemicals, now the majority stakeholder of Union Carbide Ltd, to invest in India.

Tata's initiative comes after Dow Chemicals President and CEO Andrew N Liveris expressed his apprehension in making large-scale investments in India after the Department of Chemicals and Fertilizers filed an application in a PIL in a district court suggesting that the $46-billion chemical giant should contribute Rs 100 crore ($22 million) for remediation of the site.

At the India-US CEO forum meeting in New York last October, Liveris pointed out that the liability, if any, is of Union Carbide, which still exists as a separate company, and no liability rests with Dow as it was not in the picture when the disaster took place 22 years ago. Dow purchased Union Carbide Ltd in 1999.

While Dow has made it clear that it would be willing to contribute voluntarily to the remediation of the site as part of the Indian CEOs' corporate effort, it wants the government to clarify that it does not hold Dow legally responsible for the liabilities of Union Carbide.

Writing to the MEA on November 8, Liveris, who is a member of Indo-US CEO forum, said that it was not possible for Dow to invest in India unless the issue was cleared. The Dow CEO said that it wants to work with the local industry CEOs, Madhya Pradesh Government and New Delhi to expedite the remediation efforts.

However, the positive note is that Dow has been allowed collaboration with Reliance Industries Ltd by the Ministry of Industry after taking a green signal from the Law Ministry. The foreign collaboration approval was given to Dow in October, signalling that India has not blacklisted Dow as an investor.

Dow now has large-scale plans to invest in Madhya Pradesh and proposes to even employ relatives of the Bhopal gas tragedy survivors. West Bengal Chief Minister Buddhadeb Bhattacharjee has also indicated to Ministry of External Affairs (MEA) representatives that he is looking towards Dow setting up a chemical industry in his state.

So in a bid to break the deadlock, Tata wrote to Planning Commission Vice Chairman Montek Singh Ahluwalia on November 28 that he was willing "to lead and find funding for remediation of site above and below ground" in Bhopal.

It is understood that Tata wants to set up a corpus with the help of other Indian companies and Dow to clean up the Bhopal plant site. Given that the issue is complex and

has implications for investors, the UPA government is toying with the idea of setting up of a Committee of Secretaries under Cabinet Secretary B K Chaturvedi to examine Tata's proposal and implementation of the site remediation plan. An alternative is an inter-ministerial meeting with Tata or his representatives.

Dow Chemicals purchased Union Carbide after all civil claims were settled as per the Supreme Court's decision. However, NGOs, in a PIL filed in the district court, have claimed that Dow must be held responsible for the remediation measures at the Bhopal site.

But Dow says that while it is comfortable with the case against Union Carbide proceeding in the court, it finds the Department of Chemicals suggestion that Dow fork out Rs 100 crore as an interpretation that the government was holding Dow liable. In a letter to the Ministry of Industry on December 8, the Charge d' Affairs of the US Embassy in Delhi urged the government to withdraw the Rs 100-crore claim on Dow.

While the top leadership of the UPA government is in favour of burying the legacy, a senior Cabinet Minister told The Indian Express: "It is a sad history but should not bring about a stalemate. Dow has come to work in India, it is not shying and running away... if we do not help Dow settle this, then the company will move to Thailand or Vietnam."

ARTICLES REGARDING CANCELLATION OF INDIAN OIL CORPORATION AGREEMENT WITH DOW CHEMICAL
Attachment 2


The Tribune
ONLINE EDITION

IOC cancels deal with Dow Bhopal gas leak survivors rejoice N.D. Sharma

Bhopal, July 18 The 1984 Bhopal gas leak survivors rejoiced today at the cancellation of the agreement between the Indian Oil Corporation (IOC) and Dow Chemicals Company. They assembled at the site of the erstwhile Union Carbide Corporation pesticide plant and danced to the beating of drums.

The Union Carbide, considered responsible for the death of over 20,000 people and permanent injuries to over one lakh others, had merged into Dow Chemicals in 2001. The gas leak survivors have been insisting that Dow Chemicals should accept the criminal and civil liabilities of Union Carbide Corporation towards the survivors.

The IOC last year entered into an agreement with Dow Chemicals to use the Union Carbide's patented technology to set up a naphtha cracker plant at Panipat with a 30-lakh MT per annum production capacity. The survivors have since been protesting, and not only in Bhopal, against the IOC move.

A protest demonstration was also held at Petroleum Minister Mani Shankar Aiyar's constituency of Mayiladuthurai in Tamil Nadu over this issue some time back. Twenty survivors had written in their blood a letter to Prime Minister Manmohan Singh urging him to scrap the agreement.

According to the survivor organisations' leaders, the IOC recently communicated to Dow Chemicals that the technology purchase deal had been cancelled as the IOC had found that critical submissions made by Dow Chemicals as part of the contract negotiations were "false". However, the Indian Government was yet to communicate its final decision to Dow Chemicals, the organisation leaders said.

As part of the campaign against the proposed deal between the IOC and Dow Chemicals, the Bhopal survivors and their sympathisers had launched a nationwide boycott of IOC's petrol pumps.

IOC cancels deal with Dow Chemical

Bhopal gas victims rejoice over the cancellation of Indian Oil Corporation's deal with Dow Chemical, owner of the controversial Union Carbide Corporation responsible for the 1984 Bhopal gas tragedy

To the relief of Bhopal gas tragedy victims and activists the state-run Indian Oil Corporation (IOC) has called off its proposed technology tie-up with Dow Chemical Company, following nationwide protests.

Victims of the tragedy and activists voiced their strong disapproval of the government entering into the deal, offering Union Carbide back-door entry into the country (see Nationwide protest against IOC's tie-up with Union Carbide). An eight-month-long campaign by Bhopal organisations and their supporters demanded that IOC cancel its decision to buy technology from Dow for a proposed monoethylene glycol plant in Panipat, Haryana.

"IOC recently communicated to Dow that the technology purchase deal had been cancelled after IOC found that critical submissions made by Dow as part of the contract negotiations were false," says Rachna Dhingra of International Campaign for Justice in Bhopal. Contrary to Dow's assertions in the original bid, campaigners presented evidence to the government that confirmed that the Meteor technology Dow aimed to sell to IOC was patented and owned by the American multinational Union Carbide.

"We have been successful in our agitation which was on for the past eight months. We have come to know that Indian Oil has decided to call off its deal of buying technology from Dow Chemical. We are celebrating this, as Dow cannot return to India," says Sali Nath Pandey, an activist with the Bhopal Group for Information and Action (BGIA).

Source: ANI, July 19, 2005 *The Pioneer*, July 19, 2005

ARTICLE ON "HUMAN ELEMENT" CAMPAIGN
Attachment 3

Dow highlighting its 'human element'
Kathie Marchlewski, Midland Daily News
06/18/2006

The Dow Chemical Co. is launching a new ad campaign, "The Human Element," and when employees return to work Monday morning, they will be greeted with new signs hanging off the sides of their buildings.

It is the element not listed on the periodic table. "Its importance so obvious, it is simply understood."

The words are part of The Dow Chemical Company's newest advertising campaign. The element absent from charts – the human element.

To illustrate the link between chemistry and humanity, Dow and film crews visited four continents and five countries. From New Zealand's waterfalls to Mexico's Yucatan Peninsula and from Iceland to Namibia and then on to Prague, the team searched for just the right combination of faces and places.

They captured magnificent landscapes; glacial lagoons, primal rock formations and wind-sculpted dunes, and a myriad of people; a village blacksmith, an artist, an orphaned child, a mother with her children.

"It was very apparent that each of the people we worked with knew they were a part of something special," said Doug Brinklow, Dow's advertising manager, who spent three weeks traveling the globe with producers.

The broadcast campaign launched yesterday during the U.S. Open Golf Championship. Additional spots, 90 and 30-second versions, are set to begin showing on NBC, CBS, CNN, the Science Channel and others. A print campaign is also soon to begin, in Newsweek, the Washington Post, the New Yorker, the Scientific American the Midland Daily News and others.

Patti Temple Rocks, Dow's newly-appointed Vice President of Global Communications and Reputation, returned to the company where she began her career in 1981 after a dozen years at GolinHarris Chicago, the agency leading the campaign.

From an advertising industry perspective, the campaign is groundbreaking, she said. And it was developed in a matter of just eight weeks.

Along with the dramatic scenery and imagery, it features real people, not actors or professionals, in their own environments.

The campaign shows the softer side of Dow, Temple Rocks said. "It's more of everything. It's more emotion. We want to communicate our core values."

The ads replace Dow's "Living. Improved daily" effort. They also are a bit

more subtle. The Dow signature isn't immediately apparent as viewers get a glimpse of nature and are introduced to a variety of people. At the end, the human element's symbol morphs into the Dow diamond.

The human element theme is a bigger, more aggressive campaign, Temple Rocks said, one that Dow is adopting at every level of the organization. It is a commitment to realize the trio of attributes in CEO Andrew Liveris' vision: To make Dow the biggest, most profitable, most respected chemical company in the world. It also breathes life into the company's recently-announced 2015 sustainability goals — to improve safety, to reduce environmental impact, conserve natural resources and use science and technology to solve global problems.

"We're all in this together," Temple Rocks said. "These are human issues we're working on."

Admittedly, the campaign is also a strategic business move.

Temple Rocks said the campaign reminds investors that Dow is a producer of more than just mass quantity basic chemicals. It has been steadily narrowing its focus to performance chemicals; more specialized, smaller scale technologies, ones that do things like provide safe drinking water.

"There is this inextricable link between humanity and chemistry. That's what makes Dow unique. It's the power of the brain on the chemical chart to create things that change lives and save lives. ...What we're doing is giving (potential investors) every opportunity to know us." Temple Rocks said.

The print ads feature faces framed by a box on the periodic table labeled "Hu", for the human element.

Those arriving at Dow's corporate headquarters and at its Michigan Operations Monday will see previews of the advertisements on building-sized banners draped this weekend on key structures.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

echemicalweek

The leading global information source for the chemical industry.

Current Issue

January 17, 2007

Tata Boss Proposes Cleanup of Bhopal Site; Survivors Protest

By **Deepti Ramesh and Ian Young**

Four organizations representing survivors of the December 1984 Bhopal gas disaster have condemned an offer to the Indian government by Ratan Tata, chairman of the Tata Group (Mumbai), to lead an effort to clean up toxic waste at Bhopal, and help pay for the cleanup. The Bhopal disaster occurred when methyl isocyanate leaked from Union Carbide's Bhopal, India plant, killing more than 3,500. Dow Chemical acquired Carbide in 2001. Ratan Tata's initiative would "clear the path" for Dow to enter the Indian market by investing at the Bhopal site and at other locations in India, activists said at a press conference in Bhopal on January 3.

Ratan Tata, in a recent letter to India's finance minster, P. Chidambaram, says that the toxic waste, if left untouched, could cause illness and endanger lives. The cost of cleaning up the waste is estimated at $22 million, Ratan Tata says. He suggests forming a trust or fund for the cleanup, and offers technical and financial support from the Tata Group.

Activists say Dow assumed environmental responsibilities at Bhopal when it bought Carbide and that Dow should pay for the cleanup under the '"polluter pays principle." They appealed at the press conference to Bhopal survivors to stop buying Tata Group products as a mark of protest, and say they will soon launch a boycott campaign across India.

Tata Group denies any link between Ratan Tata's offer and possible investments by Dow. "Ratan Tata has taken up the issue of cleaning the toxic waste in the capacity of chairman of the Investment Commission to the finance minister, not as chairman of the Tata Group," the company says. "This initiative has nothing to do with Dow Chemical."

Tata Group is the parent of Tata Chemicals and has a wide range of other interests including consumer products, energy, engineering, information technology, and steel. Bhopal activists cited at the press conference various alleged incidents of "environmental destruction" by Tata Group in India.

Dow, meanwhile, says it has "never owned or operated" the Bhopal plant, which is under the control of the state government of Madhya Pradesh, India following an earlier legal settlement by Carbide that was approved by India's Supreme Court. "Dow has no relationship to, nor any liability regarding the plant site," the company says. "Ownership and responsibility for the plant site rests with the Indian government and state government of Madhya Pradesh, and it is up to them to evaluate the offer by Mr. Tata. Dow has not made any offers or pledged any financial support," it adds.

Dow says that India is a "key growth geography for the company, and we are evaluating investment opportunities." However, "we have no current plans for investment in Madhya Pradesh," the company adds.

EXHIBIT C



SEARCH 

Dow Chemical Launches "The Human Element" Campaign

Highlights Commitment to Solving Global Problems

Midland, MI - June 20, 2006

The Dow Chemical Company (NYSE: DOW) today unveiled a bold new U.S. advertising campaign — "The Human Element" — that reintroduces the company and announces its vision of addressing some of the most pressing economic, social and environmental concerns facing the global community in the coming decade.

The Human Element campaign, developed by FCB, made its national broadcast debut on Saturday, June 17, and showcases individual human profiles and circumstances to communicate the power of harnessing "The Human Element" to foster solutions to human problems around the world.

"This is more than an ad campaign to our company. It is a statement to the world and, more importantly, to ourselves about the future direction of our business," said Patti Temple Rocks, Dow vice president of global communications and reputation. "It will be our calling card to people around the world who care about the future relationship between businesses, society and the environment. It reflects our intention as a company to prioritize the things we do to advance innovation and focus the people and resources of Dow on solving human problems."

"Dow's Human Element campaign is about reconnecting the company with the faces and values of the people Dow touches in a positive way," said Toby Sachs, senior vice president/group management director at FCB Chicago. "Our creative approach was driven by the need to capture visually the commitments Dow has made to use its expertise and influence to make a difference in the lives of real people around the world."

Beyond paid media, the campaign will also feature new research and environmental commitments backed by extensive public relations outreach to policy leaders, NGOs, Dow communities and journalists spearheaded by Chicago-based public relations firm GolinHarris.

Together, the advertising and public relations efforts will combine to reinforce Dow's commitment — first articulated by Dow president, CEO and chairman Andrew N. Liveris during an announcement to the NGO and public policy communities last month — to engage the challenges of global energy supply, climate change, affordable and adequate food supply, decent housing, sustainable water supplies; and improved personal health and safety. These commitments and Dow's progress against them are outlined in the company's 2015 sustainability goals and are available to the public at www.dowattainability.com.

About the Human Element campaign

The Human Element advertising creative was developed featuring real people rather than professional actors and includes dramatic environmental and human imagery (a blacksmith in Mexico, children at an orphanage in Namibia, an artist at his studio in Prague) gathered on location on four continents. The campaign runs in U.S. broadcast, print and online media through the end of 2006, with plans to extend the campaign to key international markets in 2007.

Broadcast spots (90 and 30 seconds) launched June 17 as part of NBC's national coverage of the U.S. Open golf tournament and are expected to run through the end of the year. National print and online advertising will launch the following week in major publications across the country.

"This is a major investment by our company," Temple Rocks said, "and we are mindful of the fact that its success will be measured by the extent to which that investment pays off in new sources of ideas and relationships both inside and outside our company."

About The Dow Chemical Company

Dow is a diversified chemical company that harnesses the power of science and technology to improve living daily. The Company offers a broad range of innovative products and services to customers in more than 175 countries, helping them to provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care products. Built on a commitment to its principles of sustainability, Dow has annual sales of $46 billion and employs 42,000 people worldwide. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted.

For Editorial Information:

Media Hotline
The Dow Chemical Company
989.636.0626

Jeff Bodzewski
GolinHarris
312.729.4270
jbodzewski@golinharris.com

Chris Grams
GolinHarris
312.729.4364
cgrams@golinharris.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 3, 2007

The proposal seeks a report describing new initiatives instituted by management to address the specific health, environmental and social concerns of the Bhopal survivors.

We are unable to concur in your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Dow Chemical may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Dow Chemical may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor

END